Logo                          Letterhead







To Our Shareholders:

      Our fiscal year ended June 30, 1997 was a year that brought to us exciting growth of our core behavioral healthcare business. The year, however, was not without some disappointments. I would like to take this opportunity to briefly summarize our Company's accomplishments.


1. The highlights for Pioneer Healthcare for the fiscal year were the following:

          Our core behavioral healthcare business had revenue growth of 31%.

          We completed the successful acquisition of a large behavioral management company in New York.

          We signed many new contracts including our Company's largest contract for 64,000 lives in the State of Nevada.

          We had two strong additions to our Board of Directors.


2. We are disappointed in the operation of our long term care facility, which is not part of our core behavioral healthcare business, and have announced our intention to sell the facility.

      In  summary,  with the  continued  growth of our  behavioral  healthcare business and divestiture of our long term care facility that was a significant drain on earnings, our Company will be able to focus on the exciting opportunities presented to us that will continue to enhance our position as a leading behavioral healthcare company.

      The outlook for the future is very positive. We want to thank you for your support of our Company and look forward to future enhancing shareholder value.



                                      /s/ Bruce A. Shear
                                          President
                                          November 24, 1997

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM 10-KSB

[X] Annual  report under  section 13 or 15(d) of the  Securities  Exchange Act of 1934 [FEE REQUIRED] for the fiscal year ended June 30, 1997
[ ] Transition  report under section 13 or 15(d) of the  Securities  Exchange
    Act of 1934 [NO FEE REQUIRED] for the transition period from ____ to _____.

Commission file number: 0-23524

                                  PHC, INC.
                (Name of small business issuer in its charter)

MASSACHUSETTS                                          04-2601571
(State or  other  jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)


200 LAKE STREET, SUITE 102, PEABODY, MA                            01960
(Address of principal  executive offices)                        (Zip Code)



Issuer's telephone number:  (978) 536-2777

              Securities registered under Section 12(b) of the Act:

                                      NONE.

              Securities registered under Section 12(g) of the Act:

           Units (each unit consisting of one share of CLASS A COMMON
                         STOCK AND ONE CLASS A WARRANT)
                                (Title of class)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)

         CLASS A WARRANTS TO PURCHASE ONE SHARE OF CLASS A COMMON STOCK
                                (Title of class)

     Check  whether  the issuer (1) filed all  reports  required  to be filed by
Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No X

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.

The issuer's revenues for the fiscal year ended June 30, 1997 were $27,234,372.

     The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of September 15, 1997, was $13,351,977. (See definition of affiliate in Rule 12b-2 of Exchange Act).

     At September 15, 1997, 4,470,866 shares of the issuer's Class A Common Stock, 730,331 shares of the issuer's Class B Common Stock and 199,816 shares of the issuer's Class C Common Stock were outstanding.

     TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT:
                                   Yes No X

PART I.

ITEM 1.           DESCRIPTION OF BUSINESS.

INTRODUCTION

     PHC, Inc.(the "Company") is a national health care company specializing in the treatment of behavioral health care including alcohol and drug dependency and related disorders, psychiatric care and long term care. The Company operates 3 substance abuse facilities, 6 psychiatric facilities and 1 long-term care facility. Through the Company's facilities, it provides specialized treatment services to substance abuse patients who typically have poor recovery prognoses and who are prone to relapse; psychiatric care to children, adolescents and adults, on an inpatient and outpatient basis; and traditional geriatric care and specialized subacute services. In addition, the Company provides psychiatric services under contract to approximately 35 long-term care facilities. The Company's national customers include organizations within the transportation, gaming and railroad industries such as CSX, American Airlines, MGM, General Electric and International Brotherhood of Electrical Works.

     The Company's substance abuse services are offered in small specialty care and subacute facilities (i.e., facilities designed to provide care to individuals  who no longer  require  hospital  care but who require some medical care), which permits the Company to provide its clients with efficient and customized treatment without the significant costs associated with the management and operation of general acute care hospitals. The Company tailors these programs and services to "safety-sensitive" industries and concentrates its marketing efforts on the transportation, oil and gas exploration, heavy equipment, manufacturing, law enforcement, gaming, and health services industries. The Company operates substance abuse facilities in Salt Lake City, Utah, West Greenwich, Rhode Island and Salem, Virginia.

     Harbor Oaks Hospital, the Company's psychiatric hospital, provides psychiatric care to adults, adolescents and children and draws patients from the local population. This facility is also used as a mental health resource to complement its substance abuse facilities. Harmony Healthcare and Total Concept, EAP ("Total Concept") provide outpatient psychiatric treatment for adults, adolescents and children with a concentration of individuals in the gaming industry. BSC-NY, Inc. ("BSC") provides management and administrative services to Perlow Physicians, PC which provides psychiatric services under contract to over 35 psychotherapy and psychological practices in the greater New York City metropolitan area. Additionally, BSC is affiliated with a number of outpatient providers and has a contract to provide employee assistance services to the employees of Suffolk County, New York. North Point - Pioneer, Inc. ("NPP") provides outpatient psychiatric treatment for adults, adolescents and children in the Metropolitan Detroit area. Pioneer Counseling of Virginia, Inc. ("PCV") is a physicians' practice specializing in the treatment of behavioral disorders in adults, adolescents and children in the Roanoke Valley, Virginia area.

     The Company's "safety-sensitive" industry focused strategy results in customized outcome oriented programs that the Company believes produce overall cost savings to the patients and/or the client organization. The Company has been able to leverage its industry knowledge to gain additional clients within each of its targeted industries. The Company believes that such services, while potentially more costly on a per patient stay basis, often result in long term health care cost savings to insurers, patients and patients' families. The Company's psychiatric treatment programs provide care at the lowest level of intensity appropriate for the patient in an integrated delivery system including inpatient and outpatient treatment. The integrated nature of these programs, generally involves the same caregivers for different treatment modalities, provides for efficient care delivery and the avoidance of repeat procedures and diagnostic and therapeutic errors. The Company plans to expand its operations through the acquisition or establishment of additional substance abuse and psychiatric treatment facilities.

     Franvale, the Company's long-term care facility, provides traditional geriatric care services as well as specialized subacute services to the high acuity segment (patients requiring a significant amount of medical care) of the geriatric population and to younger patients who require skilled nursing care for longer terms than typically associated with a general acute care hospital. Since long term care is not a part of the Company's core business, Pioneer continuously looks for the best strategic alternative for Franvale but no specific plans have been formulated at this time.

     The Company was organized as a Delaware corporation in 1976 under the name American International Health Services, Inc. and changed its name to "PHC, Inc.," on November 24, 1992. The Company operates as a holding company, doing business under the trade name Pioneer Healthcare, with the exception of the services provided directly by the Company under the name Pioneer Development Support Services. The Company's executive offices are located at 200 Lake
Street,  Suite 102,  Peabody,  Massachusetts,  01960 and its telephone number is
(978) 536-2777.

PSYCHIATRIC SERVICES INDUSTRY

SUBSTANCE ABUSE FACILITIES

      Industry Background

     The demand for substance abuse treatment services increased rapidly in the last decade. The Company believes that the increased demand is related to clinical advances in the treatment of chemical dependencies, greater societal willingness to acknowledge the underlying problems as treatable illnesses, improved health insurance coverage for addictive disorders and chemical dependencies and governmental regulation which requires certain employers to provide information to employees about drug counseling and employee assistance programs.

     To contain costs associated with behavioral health issues in the 1980s, many private payors instituted managed care programs for reimbursement, which included pre-admission certification, case management or utilization review and limits on financial coverage or length of stay. These cost containment measures have encouraged outpatient care for behavioral problems, resulting in a shortening of the length of stay and revenue per day in inpatient chemical abuse facilities. The Company believes that it has addressed these cost containment measures by specializing in treating relapse-prone patients with poor prognoses who have failed in other treatment settings. These patients require longer lengths of stay and come from a wide geographic area. The Company continues to develop alternatives to inpatient care including partial day and evening programs in addition to on site and off site outpatient programs.

     The Company believes that because of the apparent unmet need for certain intense clinical and medical services, its strategy has been successful despite national trends towards outpatient treatment, shorter inpatient stays and rigorous scrutiny by managed care organizations.

      Company Operations

     The Company has been able to secure insurance reimbursement for longer-term inpatient treatment as a result of its success with poor prognosis patients. The Company's three substance abuse facilities work together to refer patients to the center that best meets the patient's clinical and medical needs. Each facility caters to a slightly different patient population including high-risk, relapse-prone chronic alcoholics, drug addicts, minority groups and dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders). The Company concentrates on providing services to insurers, managed care networks and health maintenance organizations for both adults and adolescents. The Company's clinicians often work directly with managers of employee assistance programs to select the best treatment facility possible for their clients.

     Each of the Company's facilities operates a case management program for each patient including a clinical and financial evaluation of a patient's circumstances to determine the most cost-effective modality of care from among outpatient treatment, detoxification, inpatient, day care, specialized relapse treatment and others. In addition to care or services provided at one of the Company's facilities, the case management program for each patient includes aftercare. Aftercare may be provided through the outpatient services provided by a facility. Alternatively, the Company may arrange for outpatient aftercare, as well as family and mental health services, through its numerous affiliations with clinicians located across the country once the patient is discharged.

     In general, the Company does not accept patients who do not have either insurance coverage or adequate financial resources to pay for treatment. Each of the Company's substance abuse facilities does, however, provide treatment free of charge to a small number of patients each year who are unable to pay for treatment, but who meet certain clinical criteria and who are believed by the Company to have the requisite degree of motivation for treatment to be successful. In addition, the Company provides follow-up treatment free of charge to relapse patients who satisfy certain criteria. The number of patient days attributable to all patients who receive treatment free of charge in any given fiscal year is less than 5%.

     The Company believes that it has benefited from an increased awareness of the need to make substance abuse treatment services accessible to the nation's workforce. For example, subchapter D of the Anti-Drug Abuse Act of 1988, commonly known as the "Drug Free Workplace Act", requires employers who are Federal contractors or Federal grant recipients to establish drug free awareness programs to inform employees about available drug counseling, rehabilitation and employee assistance programs and the consequences of drug abuse violations. In response to the Drug Free Workplace Act, many companies, including many major national corporations and transportation companies, have adopted policies that provide for treatment options prior to termination of employment. The Company treats employees who have been referred to the Company as a result of compliance with the Drug Free Workplace Act, particularly from companies that are part of safety sensitive industries, such as railroads, airlines, trucking firms, oil and gas exploration companies, heavy equipment companies and manufacturing companies.

      HIGHLAND RIDGE

     Highland Ridge is a 34-bed alcohol and drug treatment hospital located in Salt Lake City, Utah, and is the oldest free-standing chemical dependency hospital in Utah. Highland Ridge is accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), licensed by the Utah Department of Health and is recognized nationally for its excellence in treating substance abuse disorders.

     Most patients are from Utah and surrounding states. Individuals typically access Highland Ridge's services through professional referrals, family members, employers, employee assistance programs or contracts between the Company and health maintenance organizations located in Utah.

     Highland Ridge was the first private for-profit hospital to address specifically the special needs of chemically dependent women in Salt Lake County. In addition, Highland Ridge has contracted with Salt Lake County to provide medical detoxification services targeted to women. The hospital also operates a specialized continuing care support group to address the unique needs of women and minorities.

     A pre-admission evaluation, which involves an evaluation of psychological, cognitive and situational factors is completed for each prospective patient. In addition, each prospective patient is given a physical examination upon admission. Diagnostic tools, including those developed by the American Psychological Association, the American Society of Addiction Medicine and the Substance Abuse Subtle Screening Inventory are used to develop an individualized treatment plan for each client. The treatment regimen involves an interdisciplinary team which integrates the twelve-step principles of self-help organizations, medical detoxification, individual and group counseling, family therapy, psychological testing, psychiatric support, stress management, dietary planning, vocational counseling and pastoral support. Highland Ridge also offers extensive aftercare assistance. Individuals for whom treatment is inappropriate are referred to other community and professional resources.

     Highland Ridge periodically conducts or participates in research projects. For example, Highland Ridge was the site of a recent research project being conducted by the University of Utah Medical School. The research explored the relationship between individual motivation and treatment outcomes. This research was regulated and reviewed by the Human Subjects Review Board of the University of Utah and was subject to federal standards that delineate the nature and scope of research involving human subjects. Highland Ridge benefited from this research by expanding its professional relationships within the medical school community and by applying the findings of the research to improve the quality of services the Company delivers.

SPECIALIZED TREATMENT SERVICE

     In the spring of 1994, the Company began to operate a crisis hotline service under contract with a major transportation client. The hotline, Pioneer Development Support Services, or PDS2 ("PDS2"), is a national, 24-hour telephone service which supplements the services provided by the client's Employee Assistance Programs. The services provided include information, crisis intervention, critical incidents coordination, employee counselor support, client monitoring, case management and health promotion. The hotline is staffed by counselors who refer callers to the appropriate professional resources for assistance with personal problems. Five major transportation companies subscribed to these services as of June 30, 1997. This operation is physically located in Highland Ridge Hospital, but services are provided by staff dedicated to PDS2. PDS2 is currently operated by the parent entity, PHC, Inc.

      See "Description of Properties" - Highland Ridge.

      MOUNT REGIS

     Mount Regis is a 25-bed, free-standing alcohol and drug treatment center located in Salem, Virginia, near Roanoke. The center, which was acquired in 1987, is the oldest of its kind in the Roanoke Valley. Mount Regis is accredited by the JCAHO, and licensed by the Department of Mental Health, Mental Retardation and Substance Abuse Services of the Commonwealth of Virginia. In addition, Mount Regis operates Changes, a free standing outpatient clinic. The Changes clinic provides structured intensive outpatient treatment for patients who have been discharged from Mount Regis and for patients who do not need the formal structure of a residential treatment program. The program is licensed by the Commonwealth of Virginia and approved for reimbursement by major insurance carriers.

     The programs at Mount Regis are designed to be sensitive to needs of women and minorities. The majority of Mount Regis clients are from Virginia and surrounding states. In addition, because of its relatively close proximity and accessibility to New York, Mount Regis has been able to attract an increasing number of referrals from New York-based labor unions. Mount Regis has established programs which allow the Company to better treat dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders), cocaine addiction and relapse-prone patients. The multi-disciplinary case management, aftercare and family programs are designed to prevent relapse.

 .  See "Description  of Properties"- Mount Regis.
   See "Description of Properties"- Changes.

     GOOD HOPE CENTER

     Good Hope is a 49-bed substance abuse treatment facility located in West Greenwich, Rhode Island. In addition to the West Greenwich facility, Good Hope has a satellite location providing outpatient programs in North Smithfield, Rhode Island. Good Hope provides both adult and adolescent programs on an inpatient, outpatient and day treatment basis. The satellite site operates both outpatient and day treatment substance abuse programs.

     Good Hope concentrates on providing services to insurers, managed care networks and health maintenance organizations (HMOs). Good Hope provides the same quality of individualized treatment provided by the Company's other facilities by working closely with the staff of managed care and HMO organizations. The Company recognizes that not all clients are in need of, nor are appropriate recipients of, acute care alcohol and drug treatment services. Good Hope also utilizes its outpatient programs to provide a continuum of care to local patients. The day treatment license permits treatment of substance abuse, which encompasses primary diagnoses of both alcohol abuse and drug abuse. Good Hope's substance abuse treatment program for adolescents also fills a need of the Company's other facilities for a reliable referral for adolescents. Most of the patients treated at Good Hope are from the New England area.

     Good Hope continues to operate at a loss because of a decline in length of stay and lower reimbursements from third party payors. However, the Company's management team is focused on reducing expenses, increasing revenue and enhancing programming and has recently established new contracts which should help to stabilize the patient census.

See "Description of Properties" - Good Hope Center


DESCRIPTION OF PROPERTIES

Facility             Location              Square Feet Annual Rent  Lease Term
                                           ____________ ___________  _________
Highland Ridge      Salt Lake City, Utah      16,072     $252,000      9/30/98
Mount Regis Center  Salem, Virginia           14,000      N/A        N/A   (1)
Changes             Salem, Virginia            1,750     $ 18,000    N/A
Good Hope Center    West Greenwich, RI        25,000     $231,000    N/A   (2)
Good Hope Center    North Smithfield, RI       2,180     $ 20,400     10/31/98

(1)  The building is owned by the Company.
(2) The Company has an irrevocable option to purchase the property for $1,150,000 on March 1, 1998 or $1,100,000 on March 1, 1999 or any
     subsequent March 1 through the end of the lease.

GENERAL PSYCHIATRIC FACILITIES

      Company Operations

     The Company believes that its proven ability to provide high quality, cost-effective care in the treatment of substance abuse will enable it to grow in the related behavioral health field of psychiatric treatment. The Company's primary competitive advantage is its ability to provide an integrated delivery system of inpatient and outpatient care. As a result of integration, the Company is better able to manage and track patients more effectively.

     The Company's inpatient psychiatry services are offered at Harbor Oaks. The Company currently operates five outpatient psychiatric facilities.

     The Company's philosophy at these facilities is to provide the most appropriate and efficacious care with the least restrictive modality of care. Case management is handled by an attending physician and a case manager with continuing oversight of the patient as the patient receives care in different locations or programs. The integrated delivery system allows for better patient tracking and follow-up, and fewer repeat procedures and therapeutic or diagnostic errors. Each new patient receives a thorough diagnostic write-up and a full history is taken. In addition, new patients also receive a full physical examination after which an individualized treatment program is designed which may include inpatient and/or outpatient treatment at one or more of the company's facilities.

     Patients  are  referred  from  managed  health  care  organizations,  state agencies, individual physicians and by patients themselves. The patient population at these facilities ranges from children as young as 5 years of age to senior citizens. The psychiatric facilities treat a larger percentage of female patients than the substance abuse facilities.

      HARBOR OAKS

     Harbor Oaks Hospital is a 64 bed psychiatric hospital located in New Baltimore, Michigan, approximately 20 miles northeast of Detroit, which was acquired by the Company in September 1994. Harbor Oaks Hospital is licensed by the Michigan Department of Commerce and is accredited by JCAHO. Harbor Oaks provides inpatient psychiatric care, partial hospitalization and outpatient treatment to children, adolescents and adults. Harbor Oaks Hospital has serviced clients from Macomb, Oakland and St. Clair Counties and has now expanded its coverage area to include Wayne, Sanilac and Livingston Counties.

     Harbor Oaks Hospital works in conjunction with New Life Treatment Centers, Inc. ("New Life") to offer counseling programs with a traditional Christian philosophy on an inpatient and partial hospitalization basis. This program has attracted patients from across the state and throughout the midwest and northeast United States. The contract with New Life had an initial term of two years commencing on July 25, 1995 is currently being renegotiated with all operations continuing as amended until a new contract is finalized. Harbor Oaks pays New Life a monthly fee equal to 50% of net receipts from the program, not including receipts from Medicare, Medicaid, CHAMPUS and other federally funded programs. In the original agreement Harbor Oaks was required to pay New Life a minimum of $52,500 per month and a fixed fee of $7,500 per month for each patient whose treatment is covered by a federally funded program. In an amendment to this contract in November 1996 the minimum payment requirement was decreased from $52,500 to $35,000 per month.

     The Company utilizes the Harbor Oaks facility as a mental health resource to complement its nationally focused substance abuse treatment programs. Harbor Oaks Hospital has a specialty program that treats substance abuse patients who have a coexisting psychiatric disorder. This program provides an integrated holistic approach to the treatment of individuals who have both substance abuse and psychiatric problems. The program is offered to both adults and adolescents.

     On February 10, 1997, Harbor Oaks Hospital opened an 8-bed adjudicated residential unit serving adolescents with a substance abuse problem and a co-existing mental disorder who have been adjudicated to have committed criminal acts and who have been referred or required to undergo psychiatric treatment by a court or family service agency. The patients in the program range from 13 to 18 years of age. The program provides patients with educational and recreational activities and adult life functioning skills as well as treatment. Typically, a patient is admitted to the unit for 30 days to six months, with a case review at six months to determine if additional treatment is required.

      HARMONY HEALTHCARE

     Harmony Healthcare, an outpatient clinic located in Las Vegas, Nevada, provides psychiatric care to children, adolescents and adults in the local area. Harmony Healthcare also operates employee assistance programs for railroads, healthcare companies and several large casino companies including Boyd Gaming Corporation, the MGM Grand, the Mirage and Treasure Island Resorts with a rapid response program to provide immediate assistance 24 hours a day.

      TOTAL CONCEPT EAP

     Total Concept, an outpatient clinic located in Shawnee Mission, Kansas, provides psychiatric and substance abuse treatment to children, adolescents and adults and manages employee assistance programs for local businesses, gaming, railroads and managed health care companies.

      NORTH POINT-PIONEER, INC.

     NPP operates five psychiatric clinics in Michigan under the name Pioneer Counseling Centers. These clinics provide outpatient psychiatric and substance abuse treatment to children, adolescents and adults. The clinics, which are located near the Harbor Oaks facility, provide more efficient integration of inpatient and outpatient services, a larger coverage area and the ability to share personnel which results in cost savings.

      PIONEER COUNSELING OF VIRGINIA, INC.

     PCV, an outpatient clinic located in Salem, Virginia, provides psychiatric services to adults, adolescents and children referred by a physicians' practice. PCV is 80% owned by the Company. The medical directors, who are employees of the Company, own the remaining 20%.

      BSC-NY, INC.

     BSC provides management and administrative services to psychotherapy and psychological practices in the greater New York City metropolitan area. BSC is affiliated with several hundred outpatient providers and, in addition, has contracts to provide employee assistance services to the employees of Suffolk County, New York and to employees of certain other companies.


 DESCRIPTION OF PROPERTIES

     Facility            Location           Square Feet  Annual Rent Lease Term
     ________          ____________        ___________  ___________  __________
Harbor Oaks            New Baltimore,MI          32,000        N/A       N/A(1)
Harmony Healthcare     Las Vegas, NV              4,865   $102,165      5/31/00
Total Concept          Shawnee Mission, KS          150     $4,800      9/30/98
North Point-Pioneer    Farmington Hills, MI       4,992   $ 65,936     01/31/04
North Point-Pioneer    Sterling Heights, MI       2,937   $ 59,969     08/31/01
North Point-Pioneer    Birmingham, MI             3,135   $ 56,430     06/30/01
North Point-Pioneer    Livonia, MI                2,960   $ 50,566      4/30/99
North Point-Pioneer    Clinton Township, MI       3,355   $ 33,427     12/31/97
Pioneer Counseling VA  Salem, VA                  5,700        N/A      N/A (1)
(1)  The building is owned by the company.

OPERATING STATISTICS

     The following table reflects selected financial and statistical information for all psychiatric services.

                                                      Year Ended June 30,
                                         1997          1996           1995
             Inpatient
Net patient service revenues      $13,557,703     $13,000,822     $9,871,623

Net revenues per patient day(1)   $       414     $       385     $      358

Average occupancy rate(2)                58.8%           63.4%          65.3%
Total number of licensed beds at          172             172            172
end of period
Source of Revenues:
   Private(3)                            91.6%           90.0%          89.8%
   Government(4)                          8.4%           10.0%          10.2%
    Partial Hospitalization and
            Outpatient
Net Revenues:
   Individual                     $ 5,629,760     $ 3,021,486     $2,228,210
   Contract                       $ 1,459,580     $   503,365
Sources of revenues:
   Private                               98.4%           93.9%          94.6%
   Government                             1.6%            6.1%           5.4%
      Other Psychiatric services
      PDS2(5)                     $   629,761      $  233,164      $ 128,157

      Practice Management(6)      $   650,852

(1) Net revenues per patient day equals net patient service revenues divided by total patient days.
(2) Average occupancy rates were obtained by dividing the total number of patient days in each period by the number of beds available in such period.
(3)  Private pay  percentage   is  the  percentage  of  total  patient  revenue
     derived from all payors other than  Medicare and Medicaid.
(4) Government pay percentage is the percentage of total patient revenue derived from the Medicare and Medicaid programs.
(5) PDS2, Pioneer Development and Support Services, provides clinical support, referrals management and professional services for a number of the Company's national contracts.
(6)  Practice Management revenue is produced through BSC-NY.

      LONG-TERM CARE FACILITY

      FRANVALE

     The Company owns and operates a 128-bed, multi-level, long-term care facility in Braintree, Massachusetts. For the fiscal year ended June 30, 1997, Franvale operated at 84.1% of capacity

     Currently, the majority of the services provided by the Company at its Franvale facility are skilled nursing services. The short-term rehabilitation and subacute services provided include several forms of intravenous therapy, total parenteral (intravenous) nutrition and pain management. Other subacute services offered include hospice care, wound management and tracheotomy care. The skilled therapeutic services offered by the Company include occupational, physical and speech therapy, respiratory modalities and continence retraining programs. Franvale was the first long-term care facility in Massachusetts to hold DPH certification in all of the modalities of parenteral (intravenous) infusion therapy, and is a leader among long-term care facilities in responding to the needs of the managed care market and for providing transfusion services in a setting that combines the prerequisite skill and cost effectiveness. With completion of the addition and renovation project, the Company is expanding the subacute services it offers to include expanded respiratory therapy services (i.e., mechanically assisted ventilation), peritoneal and neurobehavioral therapeutic services.

     The Company owns the two story building in which Franvale is located which consists of approximately 44,000 square feet. The Company believes that these premises are adequate for its current and anticipated needs.

     On February 19, 1997, the Company's Franvale Nursing and Rehabilitation Center ("Franvale") was cited for serious patient care and safety deficiencies by the Massachusetts Department of Public Health as the result of a routine survey. A civil penalty of $3,050 per day was imposed which was reduced to $2,250 per day on March 12, 1997. After an appeal the fine was reduced to $90,545 in total. At the time of the original citation, the Company was notified by the Department of Public Health and by the federal agency, HCFA, that Franvale would be terminated from the Medicare and Medicaid programs unless Franvale was in substantial compliance with regulatory requirements by March 14, 1997. Franvale submitted a plan of correction to the Department of Public Health and on March 12, 1997, as the result of a resurvey by the Department of Public Health, a new statement of deficiencies was issued, which contained a significant number of violations but recharacterized the level of seriousness of the deficiencies to a lower degree of violation and which extended the threatened date of termination to April 30, 1997.

     As a result of the new statement of deficiencies, the Department of Public Health had precluded the Company from admitting new patients to its Franvale facility until at least April 30, 1997. However, on April 11, 1997, the Company received authority to admit new patients on a case by case basis. Previous patients were readmitted to the Franvale facility from a hospital only after a case by case review by the Department of Public Health. The Company was obligated to notify the attending physician of each resident of Franvale who was found to have received substandard care of the deficiency notice and was obligated also to notify the Massachusetts board which licenses the administrator of Franvale.

     On April 19, 1997 the Department of Public Health, Division of Health Care Quality completed a follow-up survey of the Franvale Nursing Home. As a result of this survey it was determined that all deficiencies cited from the April 17, 1997 visit had been corrected and the restrictions on Franvale's ability to admit patients were lifted.

     The Company replaced the management team at Franvale and expended significant sums for staffing and programmatic improvements in order to bring the facility into substantial compliance at the earliest possible date. The Company engaged Oasis Management Company on November 1, 1996 through June 30, 1997 to provide management services to Franvale. The Company conducted an intensive staff review which resulted in a total reorganization. The present staff was provided with in-service training. The Company is continuing an extensive program of review to ensure that Franvale remains in compliance.

     As a result of the decrease in census resulting from the inability of Franvale to admit new patients and the limitations on its ability to re-admit patients, the monetary penalties which accrued, and the expenses that were incurred by the Company in an attempt to cure the cited deficiencies, the Company experienced a material adverse effect on its financial results in the latter part of the fiscal year ended June 30, 1997, particularly in the fourth quarter of 1997 and anticipates the possibility of continued adverse financial impacts in future quarters. A new management team is in place and marketing efforts have begun to show positive results. Pioneer continuously looks for the best strategic alternative for Franvale although no specific plans have been formulated at this time.

OPERATING STATISTICS

     The following table reflects selected financial and statistical information for Franvale:

                                               Year ended June 30,
                                             ________________________
                                        1997          1996           1995
                                    ____________  ____________   ___________
    Net patient service revenues    $  5,306,717   $ 5,043,922   $ 4,180,471

    Net revenues per patient        $        135   $       137   $       135
    day(1)......................
    Average occupancy rate(2)              84.1%         87.1%         92.7%
    Total number of licensed beds            128           128            91
    at end of period............
    Source of revenues:
         Private(3).............           12.5%            8%            8%
         Government(4)..........           87.5%           92%           92%


(1) Net revenues per patient day equals net patient service revenues divided by total patient days.
(2) Average occupancy rates were obtained by dividing the number of patient days in each period by the number of beds available in such period.
(3) Private pay percentage is the percentage of total patient days derived from all payors other than Medicare and Medicaid.
(4) Government pay percentage is the percentage of total patient days derived from the Medicare and Medicaid programs.

BUSINESS STRATEGY

     The Company's objective is to become a leading national provider of treatment services, specializing in substance abuse and psychiatric care.

     The Company focuses its marketing efforts on "safety-sensitive" industries. This focus results in customized outcome oriented programs that the Company believes produce overall cost savings to the patients and/or client organizations. The Company intends to leverage experience gained from providing services to customers in certain industries which it believes will enhance its selling efforts within these certain industries.

     The Company also intends to pursue at-risk contracts and outpatient, managed care fee-for-service contracts.

     The Company intends to pursue strategic acquisitions that will provide the Company with a greater geographic reach, while incorporating the Company's integrated delivery system. The Company may also engage in strategic acquisitions which will enable it to expand the service offerings it currently provides.

 MARKETING AND CUSTOMERS

     The Company markets its substance abuse, inpatient and outpatient psychiatric health services, both locally and nationally, primarily to safety sensitive industries, including transportation, oil and gas exploration, heavy machinery and equipment manufacturing and healthcare services. Additionally, the Company markets its services in the gaming industry.

     The Company employs 10 individuals dedicated to marketing among the Company's facilities. Each facility performs marketing activities in its local region. The National Marketing Director of the Company, coordinates the majority of the Company's national marketing efforts. In addition, employees at certain facilities perform national marketing activities independent of the National Marketing Director. The Company, with the support of its owned integrated outpatient systems and management services, plans to pursue more at-risk contracts and outpatient, managed health care fee-for-service contracts. In addition to providing excellent services and treatment outcomes, the Company will continue to negotiate pricing policies to attract patients for long-term intensive treatment which meet length of stay and clinical requirements established by insurers, managed health care organizations and the Company's internal professional standards.

     The Company's inpatient services are complemented by an integrated system of comprehensive outpatient mental health clinics and physician practices owned or managed by the Company. These clinics and medical practices are strategically located in Nevada, Virginia, Kansas City, Michigan, Utah and New York and enable the Company to offer a broad range of wholly integrated, comprehensive, mental health services for corporations and managed care organizations on an at-risk or exclusive fee-for-service basis. Additionally, the Company operates Pioneer Development and Support Services (PDS2) located in the Highland Ridge facility in Salt Lake City, Utah. PDS2 provides clinical support, referrals, management and professional services for a number of the Company's national contracts. It gives the Company the capacity to provide a complete range of fully integrated mental health services.

     The Company has been successful in securing a number of national accounts with a variety of corporations including: Boyd Gaming, Canadian Rail, Conrail, CSX, the IUE, MCC, MGM, The Mirage, Station Casinos, Union Pacific Railroad, Union Pacific Railroad Hospital Association, VBH, and others.

     The Company's marketing efforts for its long-term care facility will continue to emphasize the specialized, transitional subacute care services provided by Franvale. The Company hopes to continue its relationship with existing acute care hospitals for transitional patients and to develop other networks with health care providers to increase its census, particularly of higher paying private pay and long-term care insured patients.


COMPETITION

     The Company's substance abuse programs compete nationally with other health care providers, including general and chronic care hospitals, both non-profit and for-profit, other substance abuse facilities and short-term detoxification centers. Some competitors have substantially greater financial resources than the Company. The Company believes, however, that it can compete successfully with such institutions because of its success in treating poor-prognosis patients. The Company will compete through its focus on such patients, its willingness to negotiate appropriate rates and its capacity to build and service corporate relationships.

     The Company's psychiatric facilities and programs compete primarily within the respective geographic area serviced by them. The Company competes with private doctors, hospital-based clinics, hospital-based outpatient services and other comparable facilities. The main reasons that the Company competes well are its integrated delivery system and dual diagnosis programming. Integrated delivery provides for more efficient follow-up procedures and reductions in length of stay. Dual diagnosis programming provides a niche service for clients with a primary mental health and a secondary substance abuse diagnosis. The dual diagnosis service was developed in response to demand from insurers, employees and treatment facilities.

     With respect to long-term care, the Company's competitors include hospitals, long-term care facilities and hospices which provide both custodial and subacute care. The Company competes in the long-term market within a catchment area of an approximately 25-mile radius from its Franvale center. The success of a long-term care facility depends on various factors, including the quality of its amenities and facility, the professionalism of its staff and its location. The Company believes that it can compete successfully in the long-term care market, notwithstanding the fact that its competitors are numerous and in many cases have greater financial resources than the Company, by continuing to provide intensive, cost-effective and innovative treatment and by acquiring new facilities or upgrading its existing facilities, as it has done through the construction and renovation project at Franvale, so that the physical plant appeals to private paying patients.

REVENUE SOURCES AND CONTRACTS

     The Company has entered into relationships with numerous employers, labor unions and third-party payors to provide services to their employees and members for the treatment of substance abuse disorders. In addition, the Company admits patients who seek treatment directly without the intervention of third parties and whose insurance does not cover these conditions in circumstances where the patient either has adequate financial resources to pay for treatment directly or is eligible to receive free care at one of the Company's substance abuse facilities. Free treatment provided each year amounts to less than 5% of the Company's total patient days.

     Each contract with an institution is negotiated separately, taking into account the insurance coverage provided to employees and members, and may provide for differing amounts of compensation to the Company for different subsets of employees and members depending upon such coverage. The charges may be capitated, or fixed with a maximum charge per patient day, and, in the case of larger clients, frequently result in a negotiated discount from the Company's published charges. The Company believes that such discounts are appropriate as they are effective in producing a larger volume of patient admissions. When non-contract patients are treated by the Company, they are billed on the basis of the Company's standard per diem rates and for additional ancillary services provided to them by the Company.

QUALITY ASSURANCE AND UTILIZATION REVIEW

     The Company has established a comprehensive quality assurance program at all of its facilities. Such programs are designed to ensure that each facility maintains standards that meet or exceed requirements imposed upon the Company, with the objective of providing high-quality specialized treatment services to its patients. The Company's professional staff, including physicians, social workers, psychologists, nurses, dietitians, therapists and counselors, must meet the minimal requirements of licensure for their specific discipline, as well as the internal professional staff requirements adopted by each of the facilities. The Company participates in the federally mandated National Practitioners Data Bank, which monitors professional accreditation nationally.

     In response to the increasing reliance of insurers and managed care organizations upon utilization review methodologies, the Company has adopted a comprehensive documentation policy to satisfy relevant reimbursement criteria. Additionally, the Company has developed an internal case management system which provides assurance that services rendered to individual patients are medically appropriate and reimbursable. Implementation of these internal policies has been integral to the success of the Company's strategy of providing services to relapse-prone, higher acuity patients.

GOVERNMENT REGULATION

     The Company's business and the development and operation of the Company's facilities are subject to extensive federal, state and local government regulation. In recent years, an increasing number of legislative proposals have been introduced at both the national and state levels that would effect major reforms of the health care system if adopted. Among the proposals under consideration are reforms to increase the availability of group health insurance, to increase reliance upon managed care, to bolster competition and to require that all businesses offer health insurance coverage to their employees. The Company cannot predict whether any such legislative proposals will be adopted and, if adopted, what effect, if any, such proposals would have on the Company's business.

     In addition, both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. Since 1983, Congress has consistently attempted to limit the growth of federal spending under the Medicare and Medicaid programs and will like continue to do so. Additionally, congressional spending reductions for the Medicaid program involving the issuance of block grants to states is likely to hasten the reliance upon managed care as a potential savings mechanism of the Medicaid program. As a result of this reform activity the Company can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the costs allocable to such patients. In addition, many states, including The Commonwealth of Massachusetts and the State of Michigan, are considering reductions in state Medicaid budgets.

      HEALTH PLANNING REQUIREMENTS

     Some of the states in which the Company operates, and many of the states where the Company may consider expansion opportunities, have health planning statutes which require that prior to the addition or construction of new beds, the addition of new services, the acquisition of certain medical equipment or certain capital expenditures in excess of defined levels, a state health planning agency must determine that a need exists for such new or additional beds, new services, equipment or capital expenditures. These state determination of need or certificate of need ("DoN") programs are designed to enable states to participate in certain federal and state health related programs and to avoid duplication of health services. DoNs typically are issued for a specified maximum expenditure, must be implemented within a specified time frame and often include elaborate compliance procedures for amendment or modification, if needed. Several states, including The Commonwealth of Massachusetts, have instituted moratoria on some types of DoNs or otherwise stated an intent not to grant approvals for certain health services. Such moratoria may adversely affect the Company's ability to expand in such states, but may also provide a barrier to entry to potential competitors.

      LICENSURE AND CERTIFICATION

     All of the Company's facilities must be licensed by state regulatory authorities. The Company's Franvale and Harbor Oaks facilities are certified for participation as providers in the Medicare and Medicaid programs.

     The Company's initial and continued licensure of its facilities, and certification to participate in the Medicare and Medicaid programs, depends upon many factors, including accommodations, equipment, services, patient care, safety, personnel, physical environment, adequate policies, procedures and controls and the regulatory process regarding the facility's initial licensure. Federal, state and local agencies survey facilities on a regular basis to determine whether such facilities are in compliance with governmental operating and health standards and conditions for participating in government programs. Such surveys include reviews of patient utilization and inspection of standards of patient care. The Company will attempt to ensure that its facilities are operated in compliance with all such standards and conditions. To the extent these standards are not met, however, the license of a facility could be restricted, suspended or revoked, or a facility could be decertified from the Medicare or Medicaid programs.

      MEDICARE REIMBURSEMENT

     Currently the only facilities of the Company that receive Medicare reimbursement are Franvale and Harbor Oaks. At Franvale 21.2% of revenues are derived from Medicare programs and at Harbor Oaks 11.1% of revenues are derived from Medicare programs. The Medicare program reimburses long-term care facilities for routine operating costs, capital costs and ancillary costs. Routine operating costs are subject to a routine cost limitation set for each location. Such routine cost limitations are not applicable for the first three years of the facility's operations. Owing to its high acuity patient population, Franvale has received an exception to this routine cost limit for calendar years 1993, 1994, 1995 and 1996. Capital costs include interest expenses, property taxes, lease payments and depreciation expense. Interest and depreciation are calculated based upon the original owner's historical cost (plus the cost of subsequent capital improvements) when changes in ownership occur after July 1984. Ancillary costs are reimbursed at actual cost to Medicare beneficiaries based on prescribed cost allocation principles.

     The Medicare program generally reimburses psychiatric facilities pursuant to its prospective payment system ("PPS"), in which each facility receives an interim payment of its allowable costs during the year which is later adjusted to reflect actual allowable direct and indirect costs of services based upon the submission of a cost report at the end of each year. However, current Medicare payment policies allow certain psychiatric service providers an exemption from PPS. In order for a facility to be eligible for exemption from PPS, the facility must comply with numerous organizational and operational requirements. PPS-exempt providers are cost reimbursed, receiving the lower of reasonable costs or reasonable charges. The Medicare program fiscal intermediary pays a per diem rate based upon prior year costs, which may be retroactively adjusted upon the submission of annual cost reports.

     The  Harbor  Oaks  facility  is  currently  PPS-exempt.  The  amount of its
cost-based   reimbursement   may  be  limited  by  the  Tax  Equity  and  Fiscal
Responsibility Act of 1982 ("TEFRA") and regulations promulgated thereunder. Generally, TEFRA limits the amount of reimbursement a facility may receive to a target amount per discharge, adjusted annually for inflation. This target amount is based upon a facility's reasonable Medicare operating cost divided by Medicare discharges, plus a per diem allowance for capital costs, during its base year of operations. It is not possible to predict the ability of Harbor Oaks to remain PPS-exempt or to anticipate the impact of TEFRA upon the reimbursement received by Harbor Oaks in future periods.

     In order to receive Medicare reimbursement, each participating facility must meet the applicable conditions of participation set forth by the federal government relating to the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with all state and local laws and regulations. In addition, Medicare regulations generally require that entry into such facilities be through physician referral. The Company must offer services to Medicare recipients on a non-discriminatory basis and may not preferentially accept private pay or commercially insured patients.

      MEDICAID REIMBURSEMENT

     Currently, the only facilities of the Company that receive reimbursement under any state Medicaid program are Franvale and Harbor Oaks. A portion of Medicaid costs are paid by states under the Medicaid program and the federal matching payments are not made unless the state's portion is made. Accordingly, the timely receipt of Medicaid payments by a facility may be affected by the financial condition of the relevant state.

     Harbor Oaks is a participant in the Medicaid program administered by the State of Michigan. Reimbursement is received on a per diem basis, inclusive of ancillary costs. The rate is determined by the state and is adjusted annually based on cost reports filed by the Company.

     The Franvale facility participates in the Medicaid program administered by the Commonwealth of Massachusetts. For 1996 and 1995, Massachusetts Medicaid continued to reimburse skilled nursing facilities on an acuity based prospective system. The 1996 and 1995 rates are based on costs reported and acuity data for 1993 and are adjusted by inflation factors. Under the rate formula established for 1997, Massachusetts nursing facilities received an average increase in their Medicaid rates of approximately 2.4%.

     Actual reimbursement of long-term care costs under the Massachusetts Medicaid program is based in part upon the acuity levels of individual patients. Any changes by the Commonwealth to the methods used to determine patient acuity will therefore affect Medicaid reimbursement to providers of long-term care. At this time the Company cannot predict the impact of future year rate changes on its operations.

     Payment to Medicaid providers in Massachusetts may be delayed or reduced due to budgetary constraints or limited availability of revenues due to general economic conditions affecting the Commonwealth. Such delays and reductions have occurred in the past and no assurance can be given that future reductions will not be made in the scope of covered services or the rate of increase in reimbursement rates, or that future reimbursement will be adequate to cover the provider's cost of providing service. The effect of such limitations or reductions will be to require management to carefully manage costs so that they will come within available reimbursement revenues, if possible.

FRAUD AND ABUSE LAWS

     Various federal and state laws regulate the business relationships and payment arrangements between providers and suppliers of health care services, including employment or service contracts, and investment relationships. These laws include the fraud and abuse provisions of the Medicare and Medicaid statutes as well as similar state statutes (collectively, the "Fraud and Abuse Laws"), which prohibit the payment, receipt, solicitation or offering of any direct or indirect remuneration intended to induce the referral of patients or the ordering or providing of certain covered services, items or equipment. Violations of these provisions may result in civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs and from state programs containing similar provisions relating to referrals of privately insured patients. The federal government has issued regulations which set forth certain "safe harbors," representing business relationships and payment arrangements that can safely be undertaken without violation of the federal Fraud and Abuse Laws. The Company believes that its business relationships and payment arrangements either fall within the safe harbors or otherwise comply with the Fraud and Abuse Laws.

EMPLOYEES

     As of September 15, 1997, the Company had 523 employees, of which 10 were dedicated to Marketing , 152 (31 part time) to finance and administration and 361 (166 part time) to patient care. Of the Company's 523 employees, 389 are leased from Allied Resource Management of Florida, Inc. ("ARMFCO"), a wholly owned subsidiary of HRC ARMCO, Inc. (formerly known as Alliance Employee Leasing Corporation), a national employee leasing firm. The Company has elected to lease a substantial portion of its employees to provide more favorable employee health benefits at lower cost than would be available to the Company as a single employer and to eliminate certain administrative tasks which otherwise would be imposed on the management of the Company. The agreement provides that ARMFCO will administer payroll, provide for compliance with workers' compensation laws, including procurement of workers' compensation insurance and administering claims, and procure and provide designated employee benefits. The Company retains the right to reject the services of any leased employee and ARMFCO has the right to increase its fees at any time upon thirty days' written notice or immediately upon any increase in payroll taxes, workers' compensation insurance premiums or the cost of employee benefits provided to the leased employees.

     The Company believes that it has been successful in attracting skilled and experienced personnel; competition for such employees is intense, however, and there can be no assurance that the Company will be able to attract and retain necessary qualified employees in the future. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relationships with its employees are good.

INSURANCE

     Each of the Company's facilities maintains separate professional liability insurance policies. Mount Regis, Harbor Oaks, Harmony Healthcare, Total Concept, NPP, BSC and PCV have coverage of $1,000,000 per claim and $3,000,000 in the aggregate. Highland Ridge has limits of $1,000,000 per claim and $6,000,000 in the aggregate. Good Hope has coverage of $2,000,000 per claim and $6,000,000 in the aggregate. In addition, these entities maintain general liability insurance coverage in similar amounts. The Company's long-term care facility maintains general and professional liability coverage of $2,000,000, with a limit of $1,000,000 per claim and an aggregate of $5,000,000 excess coverage. PCV's two doctors are currently covered by their own malpractice policies.

     The Company maintains $1,000,000 of directors and officers liability insurance coverage and $1,000,000 of general liability insurance coverage. The Company believes, based on its experience, that its insurance coverage is adequate for its business and that it will continue to be able to obtain adequate coverage.

ITEM 2.           DESCRIPTION OF PROPERTY.

      EXECUTIVE OFFICES

     The Company's executive offices are located in Peabody, Massachusetts. The Company's lease in Peabody covers approximately 3,600 square feet for a 60-month term effective September 10, 1994 at an annual base rent of $28,800 in the first year, $32,400 in the second year, $34,020 in the third year, $35,721 in the fourth year and $37,507 in the fifth year. The Company believes that this facility will be adequate to satisfy its needs for the foreseeable future.

      HIGHLAND RIDGE
     The Highland Ridge premises consists of approximately 16,072 square feet of space occupying two full stories of a three-story building. The Company is in the fourteenth year of a fifteen-year lease term, which lease provides for monthly rental payments of approximately $21,000 for the remainder of the lease term. The lease expires on September 30, 1998, and contains an option to renew. During the term of the lease or any extension thereof, the Company has a right of first refusal on any offer to purchase the leased premises. The Company believes that these premises are adequate for its current and anticipated needs.

      MOUNT REGIS

     The Company owns the Mount Regis facility which consists of a three-story wooden building located on an approximately two-acre site in a residential neighborhood. The building consists of over 14,000 square feet. Mount Regis/Changes occupies approximately 1,750 square feet of office space leased from Pioneer Counseling of Virginia, Inc. in Salem, Virginia. The Company believes that these premises are adequate for its current and anticipated needs. The Mount Regis Center property is subject to an outstanding mortgage in favor of Douglas Roberts with an outstanding balance of $492,996 at fiscal year ended June 30, 1997.

      GOOD HOPE

     The Company leases the West Greenwich facility which consists of three buildings, containing a total of approximately 25,000 square feet from NMI Realty, Inc., at an annual rent of $206,000 for the second year, $231,000 in the third through fifth years, $255,000 in the sixth year and $255,000 plus 5% of previous year's rent per year in years seven through twenty of the lease. The Company has an irrevocable option to purchase the property for $1,300,000 at the end of the second year, for $1,200,000 at the end of the third year, for $1,150,000 at the end of the fourth year and for $1,100,000 at any time after the end of the fifth year through the end of the term of the lease. The satellite office is leased from Park Square Medical for $1,700 per month. This lease expires October 31, 1998. The Company believes that these premises are adequate for its current and anticipated needs.

      HARBOR OAKS

     Harbor Oaks is located in New Baltimore, Michigan, approximately 20 miles northeast of Detroit. The Company owns the property on which Harbor Oaks operates, consisting of a one-story brick and wood frame building comprising approximately 32,000 square feet and which is used for the operation of a psychiatric hospital, and the underlying real estate of approximately three acres. There have been two additions to the building; in 1982, 19 beds were added and, in 1988, a new administrative area and gymnasium were built. The
Company believes that these premises are adequate for its current and anticipated needs. The Harbor Oaks Hospital property is subject to an outstanding mortgage in favor of Healthcare Financial Partners with an outstanding balance of $1,100,000 at fiscal year ended June 30, 1997.

      HARMONY HEALTHCARE

     The Harmony premises consists of approximately 4,865 square feet of space located on the third floor of the building known as Charleston Tower located at 1701 West Charleston Boulevard, Las Vegas, Nevada. The property is under a four year lease which provides for lease payments of $8,514.00 per month plus common area charges of 3.48% of project expenses. The Company believes that these premises are adequate for its current needs.

      TOTAL CONCEPT

     Total Concept subleases approximately 150 square feet of space for $400 per month from The Menniger Clinic in Shawnee, Kansas. The property is under a one year lease. The Company believes that these premises are adequate for its current and anticipated needs.

      NORTH POINT-PIONEER

     There are five separate locations in Michigan from which North Point-Pioneer operates. The Farmington Hills office consists of 4,922 square feet of space which is under lease through January 31, 2004 and requires current lease payments of $5,408 per month. The Sterling Heights office consists of 2,937 square feet of space which is under lease through August 31, 2001 and requires current lease payments of $5,018 per month. The Birmingham office consists of 3,135 square feet of space which is under lease through June 30, 2001 and requires current lease payments of $4,702 per month. The Livonia office consists of 2,960 square feet of space which is under lease through April 30, 1999 and requires current lease payments of $4,193 per month. The Clinton
Township office consists of 3,355 square feet of space which is under lease through December 31, 1997 and requires current lease payments of $5,571 per month.

      PIONEER COUNSELING OF VIRGINIA

     The Company owns the Pioneer Counseling of Virginia building which consists of 7,500 square feet of office space located in Salem, Virginia. Pioneer currently leases 1,750 square feet to Mount Regis-Changes and 1,500 square feet to Blankenship Opticians, an unrelated party. The Pioneer Counseling of Virginia property is subject to an outstanding mortgage in favor of Dillon & Dillon Associates with an outstanding balance of $538,605 at fiscal year ended June 30, 1997.

      FRANVALE

     The Company owns the real property and improvements for Franvale. The operations are located in a two-story building comprising 44,000 square feet which is located on an approximately two-acre parcel of land. The real property was owned by PHC, Inc. until September 8, 1994, at which time it was transferred to its subsidiary, Quality Care Centers of Massachusetts, Inc., ("QCC"). At the time the property was transferred to QCC, QCC purchased an adjoining 5,825 square foot parcel of land and refinanced its existing debt and financed the costs of renovations and the addition of 37 beds to the long-term care facility. The Company believes that these premises are adequate for its current and anticipated needs. The Franvale property is subject to an outstanding mortgage in favor of Charles River Mortgage Company and guaranteed by the US Department of Housing and Urban Development with an outstanding balance of $6,757,422 at fiscal year ended June 30, 1997.

ITEM 3.           LEGAL PROCEEDINGS.

     The Company received a notice from Pioneer Health Care, Inc., a Massachusetts non-profit corporation demanding that the Company discontinue use of its PIONEER HEALTHCARE trademark upon the grounds that that mark infringes the rights of Pioneer Health Care, Inc. under applicable law. Pioneer Health Care, Inc. threatened to proceed with the necessary legal action to prevent the Company from using the PIONEER HEALTHCARE mark, and to seek a cancellation of the registration that has been issued by the U.S. Patent Trademark Office (the "PTO") to the Company for the PIONEER HEALTHCARE mark, unless the Company complied with this demand. The Company refused to comply with this demand, whereupon Pioneer Health Care, Inc. filed a petition in the PTO seeking the cancellation of the Company's registration of its PIONEER HEALTHCARE trademark. The Company thereupon commenced litigation in the United States District Court for the District of Massachusetts seeking a declaratory judgment that its use of the PIONEER HEALTHCARE trademark does not infringe any rights of Pioneer Health Care, Inc. under applicable law, and that it has the right to maintain its registration of that mark. Pioneer Health Care, Inc. has filed a counterclaim in that litigation seeking injunctive and monetary relief against the Company upon claims of trademark infringement, trademark dilution and unfair competition. The Company is defending itself vigorously against those claims. Proceedings upon the petition filed by Pioneer Health Care, Inc. in the PTO seeking the cancellation of the Company's registration of its PIONEER HEALTHCARE trademark have been stayed pending the resolution of the litigation between the parties. Although the Company regards Pioneer Health Care, Inc.'s counterclaims as being without merit, an adverse decision could result in money damages against the Company and required discontinuance by the Company of the PIONEER HEALTHCARE mark could result in costs to the Company which could have a material adverse effect on the Company.

     In January 1996, the Company received notice that Mullikin Medical Center, A Medical Group, Inc., located in Artesia, California, filed a petition with the PTO seeking cancellation of the registration of the PIONEER HEALTHCARE mark. This cancellation proceeding has been suspended pending the outcome of the litigation described above.


ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended June 30, 1997.


DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The directors and officers of the Company as of June 30, 1997 are as follows:


         NAME                 AGE                       POSITION
Bruce A. Shear                 42   President,  Chief Executive Officer
                                      and Director
Robert H. Boswell              48   Executive Vice President
Paula C. Wurts                 48   Controller, Assistant Clerk and Assistant
                                      Treasurer
Gerald M. Perlow, M.D. (1)(2)  59   Director and Clerk
Donald E. Robar (1)(2)         60   Director and Treasurer
Howard W. Phillips             67   Director
William F. Grieco              44   Director

(1)   Member of Audit  Committee.
(2)   Member of Compensation Committee.

     All of the directors hold office until the annual meeting of stockholders next following their election, or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or officers of the Company.

     Information with respect to the business experience and affiliations of the directors and officers of the Company is set forth below.

     BRUCE A. SHEAR has been President, Chief Executive Officer and a Director of the Company since 1980 and Treasurer of the Company from September 1993 until February 1996. From 1976 to 1980 he served as Vice President, Financial Affairs, of the Company. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over ten years. Mr. Shear received an MBA from Suffolk University in 1980 and a BS in Accounting and Finance from Marquette University in 1976.

     ROBERT H. BOSWELL has served as the Executive Vice President of the Company since 1992. From 1989 until Spring of 1994 Mr. Boswell served as the Administrator of the Company's Highland Ridge Hospital facility where he is based. Mr. Boswell is principally involved with the Company's substance abuse facilities. From 1981 until 1989, he served as the Associate Administrator at the Prevention Education Outpatient Treatment Program--the Cottage Program, International. Mr. Boswell graduated from Fresno State University in 1975 and from 1976 until 1978 attended Rice University's doctoral program in philosophy. Mr. Boswell is a Board Member of the National Foundation for Responsible Gaming and the Chair for the National Center for Responsible Gaming.

     PAULA C. WURTS has served as the Controller of the Company since 1989, as Assistant Treasurer since 1993, and as Assistant Clerk since January 1996. Ms. Wurts served as the Company's Accounting Manager from 1985 until 1989. Ms. Wurts received an Associate's degree in Accounting from the University of South Carolina in 1980, a BS in Accounting from Northeastern University in 1989 and passed the examination for Certified Public Accountants. She received an MBA in Accounting from Western New England College in 1996.

     GERALD M. PERLOW, M.D. has served as a Director of the Company since May 1993 and as Clerk since February 1996. Dr. Perlow is a cardiologist in private practice in Lynn, Massachusetts, and has been Associate Clinical Professor of Cardiology at the Tufts University School of Medicine since 1972. Dr. Perlow is a Diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine (with a subspecialty in cardiovascular disease) and a Fellow of the American Heart Association, the American College of Cardiology, the American College of Physicians and the Massachusetts Medical Center. From 1987 to 1990, Dr. Perlow served as the Director, Division of Cardiology, at AtlantiCare Medical Center in Lynn, Massachusetts. From October 1996 to March 1997, Dr. Perlow served as President and Director of Perlow Physicians, P.C. which has a management contract with BSC. Dr. Perlow received compensation of $8,333 for the period. Dr. Perlow received a BA from Harvard College in 1959 and an MD from Tufts University School of Medicine in 1963.

     DONALD E. ROBAR has served as a Director of the Company since 1985 and has served as the Treasurer since February 1996. He served as Clerk of the Company from 1992 to 1996. Dr. Robar has been a professor of Psychology since 1961, most recently at Colby-Sawyer College in New London, New Hampshire. Dr. Robar received a Ed.D. from the University of Massachusetts in 1978, an MA from Boston College in 1968 and a BA from the University of Massachusetts in 1960.

     HOWARD W. PHILLIPS has served as a Director of the Company since August 1996 and has been employed by the Company as a public relations specialist since August 1995. From 1982 until October 1995, Mr. Phillips was the Director of Corporate Finance for D. H. Blair Investment Corp. From 1969 until 1981, Mr. Phillips was associated with Oppenheimer & Co. where he was a partner and Director of Corporate Finance. Mr. Phillips currently is a member of the Board of Directors of Food Court Entertainment Network, Inc., an operator of shopping mall television networks, and Telechips Corp., a manufacturer of visual phones.

     WILLIAM F. GRIECO has served as a Director of the Company since February 18, 1997. Since November of 1995, he has served as Senior Vice President and General Counsel for Fresenius Medical Care North America. From 1989 until November of 1995, Mr. Grieco was a partner at Choate, Hall & Stewart, the Company's principal outside legal counsel. Mr. Grieco is a member of the Board of Directors of Fresenius National Medical Care Holdings, Inc. Mr. Grieco received a BS from Boston College in 1975, an MS in Health Policy and Management in 1978 and a JD from Boston College Law School in 1981.

PART II.

ITEM 5.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Units, Class A Common Stock and Class A Warrants have been traded on the NASDAQ National Market under the symbols "PIHCU," "PIHC" and "PIHCW," respectively, since the Company's initial public offering which was declared effective on March 3, 1994. There is no public trading market for the Company's Class B and Class C Common Stock. The following table sets forth, for the periods indicated, the high and low sale price of the Company's Class A Common Stock, as reported by NASDAQ.

 1996                             HIGH     LOW

       First Quarter.....         7 3/4    6 1/2

       Second Quarter....         7 3/8    5 1/2

       Third Quarter.....          9 5/8   5 1/4

       Fourth Quarter....          9 3/4   7

 1997
       First Quarter.....         9 5/8    6 1/2

       Second Quarter ...         7 1/8    4 5/8

       Third Quarter ....         5 5/8    1 3/4

       Fourth Quarter....         4 3/8    2 1/8

 1998
       First Quarter.....         3 9/16   2 1/4
       through September
       15, 1997

     On September 15, 1997, the last reported sale price of the Class A Common Stock was $3.00. On September 15, 1997 there were 109 holders of record of the Company's Class A Common Stock, 321 holders of record of the Company's Class B Common Stock and 322 holders of the Company's Class C Common Stock. Since the Company failed to meet earnings targets as stipulated in its March 1994 prospectus, the Company's Class C Common Stock was canceled and retired on September 28, 1997.

DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. While there are currently no restrictions on the Company's ability to pay dividends, the Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of Common Stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on the results of operations and financial position of the Company and such other factors as the Company's Board of Directors, in its discretion, deems relevant.


ITEM 6.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

     The following is a discussion and analysis of the financial condition and results of operations of the Company for the years ended June 30, 1997 and 1996. It should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein. During the fiscal year several operations were acquired which make comparability of period results difficult.

     The Company is a provider of health care services through several chemical dependency centers, an acute psychiatric hospital, several outpatient psychiatric centers and a long-term care facility (collectively called "treatment facilities"). The profitability of the Company is largely dependent on the level of patient occupancy at these treatment facilities. The Company's administrative expenses do not vary significantly as a percentage of total revenue although the percentage tends to decrease slightly as revenue increases because of the fixed components of these expenses.

     The healthcare industry is subject to extensive federal, state and local regulation governing, among other things, licensure and certification, conduct of operations, audit and retroactive adjustment of prior government billings and reimbursement. In addition, there are ongoing debates and initiatives regarding the restructuring of the health care system in its entirety. While it is anticipated that a number of the proposed regulatory changes may have a positive impact on the Company's business, there can be no assurance that other changes may not adversely affect the Company.

     Over the past several years, the Company has been systematically phasing out its day care center operations due to declining profitability and its lack of fit with the Company's health care operations. At June 30, 1997 the Company has completely eliminated these operations with the sale of the last parcel real estate.

RESULTS OF OPERATIONS

YEARS ENDED JUNE 30, 1997 AND 1996

     The Company experienced a loss for fiscal year ended June 30, 1997 primarily as a result of an increase in the Provision for Doubtful Accounts and the increased expenses incurred and decline in census related to the Franvale State Survey in February which placed the facility in Jeopardy Status which precluded admissions for a period of time. Census levels at Franvale did not increase as soon as anticipated after the state resurveyed and lifted the ban on admissions. Occupancy at Franvale for the fiscal year ended June 30, 1997 was at 84.1% as compared to 87.1% for the fiscal year ended June 30, 1996. A new management team is in place at Franvale and marketing efforts have begun to show positive results including some increase in census. Pioneer continuously looks for strategic alternatives for Franvale which is not a part of the Company's core business but has not formed any definitive plans at this time.

     The environment the Company operates in today makes collection of receivables, particularly older receivables, more difficult than in previous years. Accordingly, the Company has recorded an increase in its accounts receivable reserve and has adopted a more stringent reserve policy going forward as well as instituting a more aggressive collection policy. The Provision for Doubtful Accounts increased from $1,894,087 in fiscal 1996 as compared to $3,397,693 in fiscal 1997. A substantial portion of the increase in the reserve was recorded in the fourth fiscal quarter. The company is currently reviewing these adjustments to determine if some of the adjustments should have been made in prior fiscal quarters.

     Total patient care revenue from all facilities increased 25% to $27,234,372 for the year ended June 30, 1997 from $21,802,758 for the year ended June 30, 1996. Net patient care revenue from psychiatric services increased 30.8% to $21,927,655 for the fiscal year ended June 30, 1997 compared to $16,758,836 for the year ended June 30, 1996. Net patient revenue at the Company's long-term care facility increased to $5,306,717 for fiscal 1997 (5.2%) from $5,043,922 in fiscal 1996 which is attributable to an increase in patient census. Although the gross number of patients increased the percentage of occupancy decreased due to the increase in available beds.

     Total patient care expenses for all facilities increased 20.3% to $14,436,784 for the year ended June 30, 1997 from $12,004,383 for the year ended June 30, 1996. Patient care expenses for psychiatric services were $10,346,111 for the fiscal year ended June 30, 1997 compared to $7,974,811 for fiscal year ended June 30, 1996 a 29.7% increase. Patient care expenses at the Company's long-term care facility increased to $4,090,673 for fiscal 1997 from $4,029,572 in fiscal 1996 (approximately 1.5%).

LIQUIDITY AND CAPITAL RESOURCES

     During the second quarter of 1997, the Company issued Convertible Debentures due December 31, 1998 in the aggregate face amount of $3,125,000 to Infinity Investors Ltd. and Seacrest Capital Limited resulting in $2,500,000 of proceeds to the Company. In the third quarter of 1997, in connection with the issuance of the Convertible Debentures, the Company issued warrants for 150,000 shares to Infinity Investors Ltd. and Seacrest Capital Limited at an exercise price of $2.00 per share. As of September 15, 1997 all of the Convertible Debentures have been converted to Class A Common Stock. A total of 1,331,696 shares of Class A Common Stock were issued for this conversion and in payment of related interest.

     During the fourth fiscal quarter of 1997, the Company issued 1,000 shares of Convertible Preferred Stock for a total of $1,000,000 to ProFutures Special Equities Fund, L.P. resulting in proceeds to the Company of approximately $873,705. The June 30, 1997 financial statements reflect the conversion of half of the Convertible Preferred Stock into 229,964 shares of Class A Common Stock. As of September 15, 1997 the remaining Convertible Preferred Stock was converted to 246,305 shares of Class A Common Stock.

     A significant factor in the liquidity and cash flow of the Company is the timely collection of its accounts receivable. Accounts receivable from patient care increased 17.2% to $11,255,000 at June 30, 1997 from approximately $9,606,000 at June 30, 1996. The increase in accounts receivable is net of the sale of certain receivables to LINC Finance Corporation VIII (LINC). This increase in receivables is primarily due to increase in revenues from new acquisitions. The Company continues to closely monitor its accounts receivable balances and implement procedures and policies, including more aggressive collection techniques, to manage this receivables growth and keep it consistent with growth in revenues.

     In December of 1996, PHC of Utah, Inc. and Healthcare Financial Partners-Funding II, L.P. ("HCFP") entered into a revolving credit agreement, pursuant to which HCFP will provide funding of up to $1,000,000 to PHC of Utah, Inc. In February of 1997, PHC of Michigan, Inc. and HCFP entered into a revolving credit agreement, pursuant to which HCFP will provide funding up to $1,500,000 to PHC of Michigan, Inc. Both of these revolving credit agreements are secured by the assets of the subsidiary.

     The Company currently has a mortgage of $1,100,000 secured by the Harbor Oaks facility.

     At June 30, 1997 the Company had approximately $905,700 in cash and cash equivalents, working capital of approximately $4,763,000 and a working capital ratio of approximately 1.6 to 1. Management believes that the Company has adequate resources to fund operations for the foreseeable future. However, the Company is constantly seeking less expensive alternative financing to insure that it will have the necessary capital to fund expansion of its existing business and to pursue acquisition opportunities as they arise.

     The Company has made significant progress toward the accomplishment of its acquisition and expansion strategy during the fiscal year by completing the acquisition of its out patient psychiatric operations in Michigan (North Point-Pioneer, Inc.) and its first psychiatric practice ownership in Salem, Virginia. These acquisitions are key components in the culmination of the Company's vision to provide a fully integrated delivery system in psychiatric care.

     Through merger the Company acquired a psychiatric management operation in New York (BSC-NY, Inc.) which manages psychotherapy and psychological practices in New York. Also in connection with the merger another entity was formed, Perlow Physicians, P.C. ("Perlow"), to acquire the assets of the medical practices now serviced by BSC. The Company advanced Perlow the funds to acquire those assets and at June 30, 1997 Perlow owed the Company $3,063,177 which includes, in addition to acquisition costs, management fees of approximately $511,000 and interest on the advances of approximately $176,000. It is expected that the obligations will be paid over the next several years and, accordingly, most of these amounts have been classified as long term.

     Subsequent to year end the Company issued 172,414 Shares of Unregistered Class A Common Stock to ProFutures Special Equities Fund, L.P. resulting in proceeds to the company of approximately $445,000.

     Also subsequent to year end the Company completed the acquisition of Counseling Associates, an outpatient clinic in Blacksburg, Virginia, for 26, 024 shares of Class A Common Stock and $50,000 in cash. This clinics operations will be included in Pioneer Counseling of Virginia, Inc. which is an 80% owned subsi diary.

ITEM 7.           FINANCIAL STATEMENTS
                                                            AT PAGE

Index........................................                  F-1
Reports of Independent Auditors..............                  F-2
Consolidated Balance Sheets..................                  F-3
Consolidated Statements of Operations........                  F-4
Consolidated Statements of Changes in Stockholders'            F-5
Equity.......................................
Consolidated Statements of Cash Flows........                  F-6
Notes to Financial Statements................                  F-7

                                   PART III

ITEM 9.     Directors, Executive Officers, Promoters and Control Persons

     Information required by Item 401 and Item 405 of Regulation S-B is contained in Part I of this report.

Compliance With Section 16(A) Of  The Exchange Act

     In fiscal year 1997, both Mr. Grieco and Mr. Phillips failed to timely file Form 3 upon joining the Company's Board of Directors. In addition, Dr. Robar, Mr. Boswell, Ms. Wurts and Mr. Phillips each filed a Form 4 relating solely to the grant of options outside of the prescribed time limits. These grants, however, could have been reported on Form 5, in which case they would not have been due until August 14, 1997. Additionally, for fiscal year 1997, Dr. Robar failed to timely file a From 4 relating to the sale of the Company's Class A Common Stock and Mr. Boswell and Ms. Wurts each failed to timely file a Form 4 relating to the purchase of the Company's Class A Common Stock.

ITEM 10.    Executive compensation.  Employment agreements

     The Company has not entered into any employment agreements with its executive officers. The Company has acquired a $1,000,000 key man life insurance policy on the life of Bruce A. Shear.

Executive Compensation

     Two executive officers of the Company received compensation in the 1997 fiscal year which exceeded $100,000. The following table sets forth the compensation paid or accrued by the Company for services rendered to these executives in fiscal year 1997, 1996 and 1995:


                         Summary Compensation Table
                                                          Long Term
                                                         Compensation
                             Annual Compensation             Awards

         (a)         (b)    (c)      (d)     (e)           (g)         (i)
      Name and                              Other       Securities    All Other
      Principal     Year   Salary   Bonus   Annual     Underlying  Compensation
      Position                           Compensation   Options/SARs
                             ($)     ($)     ($)            (#)         ($)
______________________________________________________________________________

Bruce A. Shear.....   1997  $294,167    --   $12,633(1)     --        --
  President and       1996  $294,063    --   $10,818(2)     --        --
Chief Executive       1995  $237,500    --   $ 8,412(3)     --        --
Officer

Robert H. Boswell..   1997  $ 92,750    --   $ 6,000(4)    5,000    $ 6,821
  Executive Vice      1996  $ 80,667  $1,000 $23,750(5)    5,000    $11,250
President             1995  $ 69,750    --   $ 6,000(4)   15,000    $28,050


(1) This amount represents (i) $2,687 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $6,769 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear, and (iii) $3,177 personal use of Company car held by Mr. Shear.

(2) This amount represents (i) $2,650 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $5,146 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear, and (iii) $3,022 for the personal use of a Company car held by Mr. Shear.

(3) This amount represents (i) $2,450 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $1,195 in premiums paid by the Company for club memberships used by Mr. Shear for personal activities and (iii) $4,767 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear.

(4)  This amount represents (i) an automobile allowance

(5) This amount represents (i) $3,750 automobile allowance, and (ii) $20,000 net gain from the exercise of options and subsequent sale of stock.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company receive no compensation for services as members of the Board. Directors who are not employees of the Company receive $2,500 stipend per year and $1,000 for each Board meeting they attend. In addition, directors of the Company are entitled to receive certain stock option grants under the Company's Non-Employee Director Stock Option Plan (the "Director Plan"). In fiscal year 1997, Howard Phillips, a member of the board of directors of the Company served on a board of directors of another entity. Mr. Phillips is a member of the Board of Directors of Food Court Entertainment
Network, Inc., an operator of shopping mall television networks, and Telechips Corp., a manufacturer of visual phones. No other executive officers or directors of the Company served on a board of directors of any other entity.

COMPENSATION COMMITTEE

     The Compensation Committee consists of Mr. Donald Robar and Dr. Gerald Perlow. The compensation Committee met once during fiscal 1997. Mr. Shear did not participate in discussions concerning, or vote to approve, his salary.

STOCK PLAN

     The Company's Stock Plan was adopted by the Board of Directors on August 26, 1993 and approved by the stockholders of the Company on November 30, 1993. The Stock Plan provides for the issuance of a maximum of 300,000 shares of the Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees and the grant of nonqualified stock options or restricted stock to employees, directors, consultants and others whose efforts are important to the success of the Company.

     The Stock Plan is administered by the Board of Directors. Subject to the provisions of the Stock Plan, the Board of Directors has the authority to select the optionees or restricted stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option cannot be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options. Generally, an option is not transferable by the optionholder except by will or by the laws of descent and distribution. Also, generally, no option may be exercised more than 60 days following termination of employment. However, in the event that termination is due to death or disability, the option is exercisable for a period of one year following such termination.

     As of June 30, 1997, the Company had issued options to purchase a total of 207,000 shares of Class A Common Stock under the 1993 Stock Plan at a price per share ranging from $3.50 to $7.00 per share. On February 18, 1997, the Board of Directors repriced all outstanding options, other than options granted to members of the Board of Directors, at $3.50 per share. On August 1, 1997 the Company issued an additional 75,000 options at an exercise price of $2.63. Generally, options are exercisable upon grant for 25% of the shares covered with an additional 25% becoming exercisable on each of the first three anniversaries of the date of grant.

     During the fiscal year ended June 30, 1997 13,375 shares of Class A Common Stock were issued through the exercise of options by employees and 100 shares were issued to a former employee.

EMPLOYEE STOCK PURCHASE PLAN

     On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the "Plan") which became effective February 1, 1996. No more than 100,000 shares may be sold under this Plan. The price per share shall be the lesser of 85% of fair market value on the Offering Date or 85% of the fair market value of a share on the date such right is exercised. Currently there is an offering period under the plan which began on February 1, 1997 and will end on January 31, 1998. There are thirty employees participating in this plan period.

NON-EMPLOYEE DIRECTOR STOCK PLAN

     The Company's Non-Employee Director Stock Plan (the "Director Plan") was adopted by the directors on October 18, 1995 and approved by the Stockholders of the Company on December 15, 1995. Non-qualified options to purchase a total of 30,000 shares of Class A Common Stock are available for issuance under the Director Plan.

     The Director Plan is administered by the Board of Directors or a committee of the Board. Under the Director Plan, each director of the Company who was a director at the time of adoption of the Director Plan and who was not a current or former employee of the Company received an option to purchase that number of shares of Class A Common Stock as equals 500 multiplied by the years of service of such director as of the date of the grant. At each annual meeting of the Board of Directors of the Company following the initial grant described above, each nonemployee director granted under the Director Plan an option to purchase 2,000 shares of the Class A Common Stock of the Company. The option exercise price is the fair market value of the shares of the Company's Class A Common stock on the date of grant. The options are non-transferable and become exercisable as follows: 25% immediately and 25% on each of the first, second and third anniversaries of the grant date. If an optionee ceases to be a member of the Board of Directors other than for death or permanent disability, the unexercised portion of the options, to the extent unvested, immediately terminate, and the unexercised portion of the options which have vested lapse 180 days after the date the optionee ceases to serve on the Board. In the event of death or permanent disability, all unexercised options vest and the optionee or his or her legal representative has the right to exercise the option for a period of 180 days or until the expiration of the option, if sooner.

     On January 23, 1996, a total of 5,500 options were issued under the Director Plan at an exercise price of $6.63 per share. On February 18, 1997, a total of 6,000 options were issued under the Director Plan at an exercise price of $3.50. As of September 15, 1997, none of these options had been exercised.

ISSUANCE OF RESTRICTED STOCK

     On December 17, 1993, the Company issued 11,250 and 19,750 shares of the Company's Class A Common Stock to certain directors and officers of the Company, respectively, at a purchase price of $4.00 per share. The shares of restricted stock were issued pursuant to the Company's Stock Plan. Each purchaser paid to the Company 25% of the purchase price for his or her shares in cash, and the balance with a non-recourse note. The notes bear interest at 6% per year, are payable quarterly in arrears, and became due March 31, 1997. To secure the payment obligation under the non-recourse notes, shares paid for with these notes have been pledged to the Company. See "Certain Transactions." The notes reached maturity on March 31, 1997. Two employees were in default. Mark Cowell forfeited 6,925 shares and Joan Chamberlain forfeited 1,731 shares which are currently held as treasury stock.

     On September 30, 1996 the company issued 15,000 shares of the Company's Class A Common Stock as part of the acquisition of North Point. The Company also issued 150,000 shares of the Company's Class A Common Stock as part of the acquisition of BSC. The Company also issued 64,500 shares of the Company's Class A Common Stock as part of the acquisition of Pioneer Counseling of Virginia.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of shares of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock (the only classes of capital stock of the Company currently outstanding) as of September 15, 1997 by (i) each person known by the Company to beneficially own more than 5% of any class of the Company's voting securities,
(ii) each director of the Company, (iii) each of the named executive officers as defined in 17 CFR 228.402(a)(2) and (iv) all directors and officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. In preparing the following table, the Company has relied on the information furnished by the persons listed below:

                              Name and Address    Amount and Nature  Percent
      Title of Class        of Beneficial Owner     of Beneficial       of
                                                        Owner         Class
                                                                       (12)
Class A Common Stock       Gerald M. Perlow           16,000(1)          *
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           Donald E. Robar             9,250(2)          *
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           Bruce A. Shear             17,500(3)          *
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           Robert H. Boswell          31,824(4)          *
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           Howard W. Phillips         37,968(5)          *
                           P. O. Box 2047
                           East Hampton, NY
                           11937
                           William F. Grieco          59,780(6)(7)      1.3%
                           115 Marlborough Street
                           Boston, MA   02116
                           J. Owen Todd               59,280(7)         1.3%
                           c/o Todd and Weld
                           1 Boston Place
                           Boston, MA  02108
                           All Directors and         188,247(8)         4.1%
                           Officers as a Group
                           (7 persons)
Class B Common Stock (9)   Bruce A. Shear            671,259(10)       91.9%
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           All Directors and         671,259           91.9%
                           Officers as a Group
                           (7 persons)
Class C Common Stock(13)   Bruce A. Shear            156,502(11)       78.3%
                           c/o PHC, Inc.
                           200 Lake Street
                           Peabody, MA   01960
                           J. Owen Todd               13,173(7)         6.5%
                           c/o Todd and Weld
                           1 Boston Place
                           Boston, MA  02108
                           William F. Grieco          13,173(7)         6.5%
                           115 Marlborough Street
                           Boston, MA   02116
                           All Directors and         169,675           84.93%
                           Officers as a Group
                           (7 persons)

*    Less than 1%.
(1) Includes 6,000 shares issuable pursuant to currently exercisable stock options or stock options which will become exercisable within sixty days, having an exercise price range of $3.50 to $6.63 per share.
(2) Includes 7,750 shares issuable pursuant to currently exercisable stock options or stock options which will become exercisable within sixty days, having an exercise price range of $3.50 to $6.63 per share.
(3) Includes 12,500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price of $2.63 per share. Excludes an aggregate of 59,280 shares of Class A Common Stock owned by the Shear Family Trust and the NMI Trust, of which Bruce A. Shear is a remainder beneficiary.
(4) Includes an aggregate of 30,250 shares of Class A Common Stock issuable pursuant to currently exercisable stock options at an exercise price range of $2.63 to $3.50 per share.
(5) Includes 37,468 shares issuable upon the exercise of a currently exercisable Unit Purchase Option for 18,734 Units, at a price per unit of $5.60, of which each unit consists of one share of Class A Common Stock and one warrant to purchase an additional share of Class A Common Stock at a price per share of $7.50 and 500 shares issuable pursuant to currently exercisable stock options having an exercise price of $3.50 per share.
(6) Includes 500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price of $3.50 per share
(7) Messrs. Todd and Grieco are the two trustees of the Trusts which collectively hold 72,453 shares of the Company's outstanding Common Stock. Gertrude Shear, Bruce A. Shear's mother, is the lifetime beneficiary of the Trusts. In addition to the shares held by the Trusts, to the best of the Company's knowledge, Gertrude Shear currently owns less than 1% of the Company's outstanding Class B Common Stock and 4.97% of the Company's outstanding Class C Common Stock.
(8) Includes an aggregate of 71,500 shares issuable pursuant to currently exercisable stock options. Of those options, 2,750 have an exercise price of $6.63 per share, 51,250 have an exercise price of $3.50 per share and 17,500 have an exercise price of $2.63. Also includes 37,468 shares issuable upon the exercise of the Unit Purchase Option as described in
     (5).
(9) Each share of Class B Common Stock is convertible into one share of Class A Common Stock automatically upon any sale or transfer thereof or at any time at the option of the holder.
(10) Includes 56,369 shares of Class B Common Stock pledged to Steven J. Shear of 2 Addison Avenue, Lynn, Massachusetts 01902, Bruce A. Shear's brother, to secure the purchase price obligation of Bruce A. Shear in connection with his purchase of his brother's stock in the Company in December 1988. In the absence of any default under this obligation, Bruce A. Shear retains full voting power with respect to these shares.
(11) Includes 12,526 shares of Class C Common Stock pledged to Steven J. Shear of 2 Addison Avenue, Lynn, Massachusetts 01902, Bruce A. Shear's brother, to secure the purchase price obligation of Bruce A. Shear in connection with his purchase of his brother's stock in the Company in December 1988. In the absence of any default under this obligation, Bruce A. Shear retains full voting power with respect to these shares. Excludes an aggregate of 13,173 shares of Class C Common Stock owned by the Shear Family Trust and the NMI Trust (the "Trusts"), of which Bruce A. Shear is a remainder beneficiary.
(12) Represents percentage of equity of class, based on numbers of shares listed under the column headed "Amount and Nature of Beneficial Ownership". Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to five votes per share on all matters on which stockholders may vote (except that the holders of the Class A Common Stock are entitled to elect two members of the Company's Board of Directors and holders of the Class B Common Stock are entitled to elect all the remaining members of the Company's Board of Directors). The Class C Common Stock is non-voting.
(13) Since the Company failed to meet earnings targets as stipulated in its March 1994 Prospectus, the Company's Class C Common Stock was canceled and retired as of September 28, 1997. Based on the number of shares listed under the column headed "Amount and Nature of Beneficial Ownership," the following persons or groups held the following percentages of voting rights for all shares of common stock combined as of September 15, 1997:

              Bruce A. Shear .........................41.39%
              J. Owen Todd..............................0.7%
              William F. Grieco.........................0.7%
              All  Directors  and  Officers as a Group
              (7 persons)........................      42.2%


ITEM 12.    CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.

RELATED PARTY INDEBTEDNESS

     For approximately the last ten years, Bruce A. Shear, a director and the President, Chief Executive Officer and Treasurer of the Company, and persons affiliated and associated with him have made a series of unsecured loans to the Company and its subsidiaries to enable them to meet ongoing financial commitments. The borrowings generally were entered into when the Company did not have financing available from outside sources and, in the opinion of the Company, were entered into at market rates given the financial condition of the Company and the risks of repayment at the time the loans were made. As of June 30, 1997, the Company owed an aggregate of $75,296 to related parties. During the year ended June 30, 1997, the Company paid an aggregate of $114,771 in principal and accured interest under various Notes to related parties.

     As of June 30, 1997, the Company owed Bruce A. Shear $55,296 on a promissory note, which is dated March 31, 1994, matures on December 31, 1998 and bears interest at the rate of 8% per year, payable quarterly in arrears, and requires repayments of principal quarterly in equal installments.

ITEM 13.    EXHIBITS AND REPORTS ON FORM 8-K.

      (a)   EXHIBITS.

     The exhibit numbers in the following list correspond to the numbers assigned to such exhibit in the Exhibit Table of Item 601 of Regulation S-B. The Company will furnish to any stockholder, upon written request, any exhibit listed below upon payment by such stockholder to the Company at the Company's reasonable expense in furnishing such exhibit.


Exhibits Index

Exhibit No.                             Description

       ++1.1 Form of Underwriting Agreement.
        +3.1 Restated Articles of Organization of the Registrant, as amended.
       3.1.1 Articles of Amendment filed with the Commonwealth of Massachusetts on January 28, 1997.
     ****3.2 By-laws of the Registrant, as amended.
         3.3 Certificate of Vote of Directors establishing a Series of a Class of stock dated June 3, 1997.
        +4.1 Form of Warrant Agreement.
        +4.2 Specimen certificate representing Class A Common Stock.
        +4.3 Form of  Certificates  representing  redeemable  Class A  Warrants
             (form of certificate representing redeemable Class A Warrants included in Exhibit 4.1).
        +4.4 Form of Unit Purchase Option.
        #4.5 Form of warrant issued to Barrow Street  Research,  Inc. and Peter
             G. Mintz.
        #4.6 Form of warrant issued to Robert A. Naify,  Marshall Naify,  Sarah
             M. Hassanein and Whitney Gettinger.
        #4.7 Form of  Subscription  Agreement  prior to the  Purchase  of Units
             Consisting of Shares of Class A Common Stock and Warrants to Purchase Class A Common Stock.
    ###4.7.1 Regulation D Securities  Subscription  Agreement  among PHC, Inc.,
             Infinity Investors Ltd. and Seacrest Capital Limited dated October 1996.
         4.8 Form of  Warrant  Agreement  by and  among the  Company,  American
             Stock Transfer & Trust Company and AmeriCorp Securities, Inc. executed in connection with the Private Placement.
    ###4.8.1 7%  Convertible  Debenture  issued to Infinity  Investors  Ltd. in the principal amount of $1,975.000.
         4.9 Form of Certificates representing the New Warrants (form of certificate representing New Warrants included in Exhibit 4.8).
    ###4.9.1 7%  Convertible  Debenture  to  Seacrest  Capital  Limited  in the
             principal amount of $1,250.000.
     ###4.10 Book   Entry   Transfer   Agent   Agreement   among   PHC,   Inc.,
             Infinity Investors Ltd., Seacrest Capital Limited and American Stock Transfer & Trust Company dated October 7, 1996.
     ###4.11 Registration  Rights Agreement among PHC, Inc., Infinity Investors and  Seacrest Capital Limited dated October 7, 1996.
        4.12 Form of Subscription Agreement for the Purchase of Units Consisting of Shares of Class A Common Stock and Warrants to Purchase Class A Common Stock.
        4.13 Form of Warrant Agreement by and among the Company, American Stock Transfer & Trust Company and AmeriCorp Securities, Inc, executed in connection with the Private Placement.
        4.14 Form of  Certificates  representing  the  New  Warrants  (form  of certificate representing New Warrants included in Exhibit 4.8).
        4.15 Form of Warrant Agreement issued to Alpine Capital Partners,  Inc.
             to purchase 25,000 Class A Common shares dated October 7, 1996.
        4.16 Stock Exchange  Agreement by and between PHC, Inc. and Psychiatric
             & Counseling Associates of Roanoke, Inc.
      @ 4.17 Form of Warrant  Agreement issued to Barrow Street Research,  Inc.
             to  purchase  3,000  Class A  Common  shares  dated  February  18,
             1997.
      @ 4.18 Form of Consultant Warrant Agreement by and between PHC, Inc., and C.C.R.I. Corporation dated March 3, 1997 to purchase 160,000 shares Class A Common Stock.
      @ 4.19 Amendment  Agreement by and between PHC, Inc.,  Infinity Investors
             Ltd., and Seacrest Capital Limited as parties to Regulation D Securities Subscription Agreement dated October 7, 1996.

Exhibit Index (Con't)

Exhibit No.                             Description

      @ 4.20 Loan and Security  Agreement by and between PHC of Michigan,  Inc.
             and HCFP Funding, Inc. dated March 11, 1997 in the amount of $300.000.
      @ 4.21 Subscription  Agreement  by and between PHC,  Inc. and  ProFutures
             Special Equities Fund, L.P. for 1,000 shares of Series A Convertible Preferred Stock.
      @ 4.22 Warrant Agreement by and between PHC, Inc. and ProFutures  Special
             Equities Fund, L.P. for 50,000 shares of Class A Common  Stock.
        4.23 Warrant Agreement by and between Brean Murray & Company and PHC., Inc. date 07/31/97 (See 10.125).
        4.24 Subscription Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P. to purchase PHC, Inc. Units dated
             01/19/97                                              ------
        4.25 Warrant Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P.for up to 86,207 shares of Class A Common Stock dated 09/19/97.
      xxx5.1 Opinion of Choate, Hall & Stewart.
   x****10.1 1993 Stock  Purchase and Option Plan of PHC,  Inc., as amended and subject to approval of the Company's shareholders.
      x+10.2 Form of Stock Option Agreement of PHC, Inc.
      x+10.3 Form of  Restricted  Stock  Agreement  with List of employees  and directors who have entered into agreement and corresponding numbers of shares.
       +10.4 Form of Subscription  Agreement for Bridge  financing with List of bridge investors who have entered into agreement and corresponding amounts subscribed for.
      ++10.5 Form of 8%  Subordinated  Notes of PHC,  Inc.  with List of bridge investors who have purchased notes and principal amounts thereof. +10.6 Form of Warrant Agreement for Bridge financing with List of bridge investors holding warrant agreements and corresponding numbers of bridge units for which warrant is exercisable.
       +10.7 Lease  Agreement  between  Blackacre  Realty Trust and PHC,  Inc., dated April 30, 1985, with amendments dated May 22, 1986, on or about March 9, 1988, and May 1, 1992.
     ***10.9 Lease Agreement between David H. Bromm and Changes,  a division of
             Mount Regis, dated April 1, 1995.
      +10.10 Lease  Agreement  between  PHC,  Inc.  and Quality Care Centers of
             Massachusetts, Inc., dated June 30, 1988, as amended on October 25, 1989.
      +10.11 Option to Purchase  Agreement  between PHC,  Inc. and Quality Care
             Centers of Massachusetts, Inc., dated July 6, 1993.
      +10.12 Lease  Agreement  between  Anna Meta  Leonhard  & Claire  Leonhard
             Morse and PHC, Inc., dated December 13, 1989; Approval of Assignment of lease by PHC, Inc. to PHC of California, Inc. dated December 13, 1989.
      +10.13 Settlement  Conference  Order,  dated  February  1,  1993,  in the matter of AIHS of California, Inc. v. Claire Leonhard Morse; Letter from Jerry M. Ackeret to Godfrey J. Tencer, dated September 24, 1993, confirming extension of the Settlement;
             Letter from Godfrey J. Tencer to Jerry M. Ackeret, dated October 4, 1993, accepting extension in letter of September 24, 1993; Letter from Jerry M. Ackeret to PHC, Inc., dated February 15, 1994, agreeing to extension of closing of the purchase of the property to March 8, 1994.
      +10.14 Lease Agreement  between  Palmer-Wells  Enterprises and AIHS, Inc.
             and Edwin G. Brown, dated September 23, 1983, with Addendum dated March 23, 1989, and Renewal of Addendum dated April 7, 1992; Tenant Acceptance Letter to The Mutual Benefit Life Insurance Company and Palmer-Wells Enterprises, executed by PHC, Inc. and Edwin G. Brown, dated June 6, 1989.
      +10.15 Sample Equipment Lease with Trans National Leasing Corp.
      +10.16 Note of PHC,  Inc. in favor of Tot Care,  Inc.,  dated  January 1,
             1991, in the amount of $55,000.
      +10.17 Note of PHC, Inc. in favor of Humpty Dumpty  School,  Inc.,  dated
             March 1, 1991, in the amount of $25,000.

Exhibit Index (Con't)

Exhibit No.                             Description

      +10.18 Note of PHC,  Inc.  in favor of Bruce  A.  Shear,  dated  April 1,
             1993, in the amount of $152,500; Subordination letter from Aquarius Realty to Malden Trust Company as to $50,000 of debt, dated 1983, regarding debt of PHC, Inc.; Subordination letter from Bruce A. Shear and Steven J. Shear, individually, to Malden Trust Company as to $80,000 of debt, dated 1983, regarding debt of PHC, Inc.
      +10.19 Note of PHC,  Inc.  in favor of Steven J.  Shear,  dated  April 1,
             1993, in the amount of $25,000.
      +10.20 Note of PHC,  Inc.  in favor of  Gertrude  Shear,  dated April 15,
             1993, in the amount of $27,700.
      +10.21 Note of PHC,  Inc. in favor of Mark S. Cowell and Karen K. Cowell,
             dated May 5, 1993, in the amount of   $10,000.
      +10.22 Note of PHC, Inc. in favor of Trans National Leasing Corp.,  dated
             May 17, 1993, in the amount of $50,000.
      +10.26 Advance  Funding  Agreement  by and among  Quality Care Centers of
             Massachusetts,   Inc.,   Kelspride   Nursing   Homes,   Inc.   and
             Continental Medical Systems, Inc., dated June 30, 1988, and amendment thereto dated June 30, 1992; Note of Quality Care Centers of Massachusetts, Inc. in favor of Continental Medical Systems, Inc., dated June 30, 1992, in the amount of $240,084; Mortgage, Security Agreement and Assignment by PHC, Inc. to Continental Medical Systems, Inc., dated June 30, 1988, and amendment thereto dated June 30, 1992; Security Agreement by Quality Care Centers of Massachusetts, Inc. to Continental Medical Systems, Inc., dated June 30, 1988, and amendment thereto dated June 30, 1992; Guaranty of PHC, Inc. in favor of Continental Medical Systems, Inc. dated June 30, 1988, and amendment thereto dated June 30, 1992; Guaranty of Bruce A. Shear, individually, dated June 30, 1988, and amendment thereto dated June 30, 1992 and Guaranty Fee , Inc. in favor of Bruce A. Shear in consideration of June 30, 1988, Guaranty on behalf of PHC, Inc.; Waiver and Agreement by and among PHC, Inc., Quality Care Centers of Massachusetts, Inc., Continental Medical Systems, Inc. and CMS Capital Ventures, Inc., dated October 13, 1993.
      +10.28 Purchase and Sale Agreement by and between Alternative  Counseling
             Services, Inc. and PHC of Virginia, Inc., dated March 22, 1993; Note of PHC of Virginia, Inc. in favor of Alternative Counseling Services, Inc., dated April 1, 1993, in the amount of $30,000; Note of PHC of Virginia, Inc. in favor of Alternative Counseling Services, Inc., dated April 1, 1993, in the amount of $15,485 with Changes Clinic Collections on Purchased Receivables, April 1, 1993 - September 7, 1993.
    ***10.29 Note of PHC of  Virginia,  Inc. in favor of Himanshu  S. Patel and
             Anna H. Patel, dated April 1, 1995, in the amount of $10,000. +10.30 Note of PHC of Virginia, Inc. in favor of Mukesh P. Patel and
             Falguni M. Patel, dated April 1, 1993, in the amount of $10,000. +10.31 Mount Regis Center, Limited Partnership Agreement and Certificate
             of Limited Partnership, dated July 24, 1987, by and among PHC of Virginia, Inc. and limited partners; Form of Letter Agreement of limited partners dated October 18, 1993, with List of Selling Limited Partners and Units to be sold.
      +10.32 Contract for Purchase and Sale of Real Estate by and between Douglas M. Roberts, PHC of Virginia, Inc. and PHC, Inc. dated March 31, 1987, with amendment dated July 28, 1987.
      +10.33 Deed of Trust Note of Mount Regis Center Limited Partnership in favor of Douglas M. Roberts, dated July 28, 1987, in the amount of $560,000, guaranteed by PHC, Inc., with Deed of Trust executed by Mount Regis Center, Limited Partnership of even date.
      +10.34 Security  Agreement  Note of PHC of  Virginia,  Inc.  in  favor of
             Mount Regis Center, Inc., dated July 28, 1987, in the amount of $90,000, guaranteed by PHC, Inc., with Security Agreement, dated July 1987.

Exhibit Index (Con't)

Exhibit No.                             Description

      +10.35 Form of  Agreement  amending  Deed of Trust  Note (by Mount  Regis
             Center Limited  Partnership to Douglas M. Roberts,  dated July 28,
             1987) and Security Agreement Note (by PHC of Virginia, Inc. to Mount Regis Center, Inc., dated July 28, 1987, and assigned by Mount Regis to Douglas M. Roberts, effective August 1, 1987) by and between Douglas M. Roberts, PHC of Virginia, Inc., Mount Regis Limited Partnership and PHC, Inc., dated September, 1991.
      +10.37 Note of Quality  Care Centers of  Massachusetts,  Inc. in favor of
             Bruce A. Shear, dated April 1, 1993, in  the amount of $10,000.
       10.38 Exhibit intentionally omitted.
      +10.42 Note of PHC of California,  Inc. in favor of Bruce A. Shear, dated
             April 1, 1993, in the amount of $100,000.
      +10.43 Note of PHC of  California,  Inc.  in  favor  of  Marin  Addiction
             Counseling & Treatment, Inc., dated January 30, 1990, in the amount of $273,163 with Agreement, dated April 26, 1990, evidencing assignment of note by Marin Addiction Counseling Treatment, Inc. to Circle of Help, Inc.; Asset Purchase Agreement by and between Marin Addiction Counseling & Treatment, Inc. and PHC of California, Inc., dated January 19, 1990; Waiver Letter from Circle of Help, Inc. to PHC, Inc., dated February 15, 1994.
      +10.45 Promissory  Note and Corporate  Guarantee of STL, Inc. in favor of
             Joseph and Theodora Koziol, dated November 30, 1992, in the amount of $40,000, Corporate Guarantee by PHC, Inc., with Release of All Demands of even date attached.
      +10.50 Letter  agreement  between PHC, Inc. and Leonard M. Krulewich,  as
             assignee  of  the  ENOBLE  Corporation,   dated  April  26,  1993,
             relative to the transfer of ownership of the DoN; Request for Transfer of DoN, dated May 28, 1993; Request for Transfer of Site of DoN, dated May 28, 1993; Request for Extension of Authorization Period from June 27, 1993, dated June 24, 1993; Letter from counsel of AtlantiCare Medical Center to Massachusetts Department of Public Health, dated July 13, 1993.
    ***10.51 Medical Director Agreement between Mukesh P. Patel and Mount
             Regis Center, dated September 1, 1991.
      +10.52 Copy of Note of Bruce A. Shear in favor of Steven J. Shear,  dated
             December 1988, in the amount of $195,695; Pledge Agreement by and between Bruce A. Shear and Steven J. Shear, dated December 15, 1988; Stock Purchase Agreement by and between Steven J. Shear and Bruce A. Shear, dated December 1, 1988.
      +10.53 Management   Agreement  by  and  between  STL,  Inc.  and  Lillian
             Furbish, dated September 8, 1993.
      +10.55 Letter  Agreement  by and between  PHC,  Inc.  and the Utah Group, dated November 5, 1993.
     **10.56 Note of PHC,  Inc.  in favor of Bruce A.  Shear,  dated  March 31,
             1994, in the amount of $110,596.
     **10.57 Consent of PHC,  Inc.  and PHC of Virginia,  Inc.,  dated June 10,
             1994, as to the transfer of partnership property to PHC of Virginia, Inc.; Deed by and between Mount Regis Center, Limited Partnership and PHC of Virginia, Inc., dated June 10, 1994; Consent to Transfer by Douglas M. Roberts, dated June 23, 1994; Form of Mount Regis Center, Limited Partnership Assignment and Assumption of Limited Partnership Interest, by and between PHC of Virginia, Inc. and each assignor dated as of June 30, 1994; Mount Regis Center, Limited Partnership Certificate of Cancellation of Limited Partnership, filed June 30, 1994.
     **10.58 Letter from PHC of California, Inc. to Circle of Help, Inc., dated September 20, 1994, confirming agreement as to payment by PHC of California, Inc. to Circle of Help, Inc. in the amount of $100,000 as full satisfaction of promissory note of PHC of California, Inc. in favor of Marin Addiction Counseling and Treatment, Inc. in the amount of $273,163 which was assigned to Circle of Help, Inc. on April 26, 1990.

Exhibit Index (Con't)

Exhibit No.                             Description

     **10.59 Settlement  Agreement and Mutual General  Release,  by and between
             PHC of California, Inc. and of the Anna Leonhard Trust, Arnold Leonhard, individually and as Trustee of the Anna Leonhard Trust, and Lloyd Leonhard.
     **10.60 Estoppel,  Consent  and  Subordination  Agreement,  by and between
             Zions First National Bank and Highland Ridge Hospital, dated June 30, 1994.
     **10.61 Regulatory  Agreement for  Multifamily  Housing  Projects,  by and
             between Quality Care Centers of Massachusetts, Inc. and Secretary of Housing and Urban Development, dated September 8, 1994; Mortgage of Quality Care Centers of Massachusetts, Inc. in favor of Charles River Mortgage, dated September 8, 1994; Mortgage Note of Quality Care Centers of Massachusetts, Inc. in favor of Charles River Mortgage Company, Inc., in the amount of $6,926,700, dated September 8, 1994; Security Agreement by and between Quality Care Centers of Massachusetts, Inc. and Charles River Mortgage Company, Inc., dated September 8, 1994; Standard Form Agreement Between Owner and Architect for Housing Services, by and between Quality Care Centers of Massachusetts, Inc. and David H Dunlap Associates, Inc., dated November 5, 1992; Construction Contract by and between Quality Care Centers of Massachusetts, Inc. and Corcoran Jennison Construction Co., Inc., dated September 8, 1994, and related documents.
     **10.62 First Amendment to Management Agreement,  by and between STL, Inc.
             and Lillian Furbish, dated September 21, 1994.
      *10.63 Asset  Purchase  Agreement by and between  Good Hope Center,  Inc.
             and the Company, dated as of  January 21, 1994.
     **10.64 Lease and Option  Agreement,  by and between NMI Realty,  Inc. and
             PHC of Rhode Island, Inc., dated March 16, 1994.
     **10.65 Tenant Estoppel  Certificate of PHC of Rhode Island, Inc. to Fleet
             National Bank, dated September 13,  1994.
     **10.66 Subordination,  Non-Disturbance and Attornment  Agreement,  by and
             among Fleet National Bank, PHC of Rhode Island, Inc. and NMI Realty, Inc., dated September 13, 1994.
     **10.67 Secured  Promissory Note of PHC of Rhode Island,  Inc. in favor of
             Good Hope Center, Inc., dated March 16, 1994, in the amount of $116,000.
     **10.68 Asset Sale Agreement by and between  Harbor Oaks Hospital  Limited
             Partnership and the Company, dated June 24, 1994.
     **10.69 Lease  Agreement by and between  Conestoga  Corp.  and PHC,  Inc., dated July 11, 1994.
     **10.70 Letter from counsel of PHC,  Inc. to  Massachusetts  Department of
             Public Health, dated August 31,1994, requesting, on behalf of the Company and ENOBLE, that the Massachusetts Department of Public Health place them on the agenda of the Public Health Council, with attachments.
     ++10.71 Sale and Purchase  Agreement  by and between PHC of Rhode  Island,
             Inc. and LINC Finance Corporation VIII, dated January 20, 1995 +++10.72 Sale and Purchase Agreement by and between PHC of Virginia, Inc.
             and LINC Finance Corporation VIII, dated March 6, 1995
    ***10.73 Renewal of Lease  Addendum  between Palmer Wells  Enterprises  and
             PHC of Utah, Inc., executed February 20, 1995.
   ****10.74 1995  Employee  Stock  Purchase  Plan,  subject to approval of the
             Company's shareholders.
   ****10.75 1995 Non-Employee  Director Stock Option Plan, subject to approval of the Company's shareholders.
   ****10.76 Note of PHC of Nevada, Inc., in favor of LINC Anthem  Corporation, dated November 7, 1995; Security Agreement of PHC, Inc., PHC of Rhode Island, Inc., and PHC of Virginia, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Loan and Security Agreement of PHC of Nevada, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Guaranty of PHC, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Stock Pledge and Security Agreement of PHC, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995.

Exhibit Index (Con't)

Exhibit No.                             Description

   ****10.77 Secured  Promissory  Note  in  the  amount  of  $7,500,000  by and between PHC of Nevada, Inc. and  LINC Anthem Corp.
     ##10.78 Loan and Security  Agreement for  $1,000,000 by and between PHC Of
             Utah, Inc. and HealthPartners Funding LP.
     ##10.79 HealthPartners Revolving Credit Note.
     ##10.80 Guaranty of HealthPartners Revolving Credit Note
     ##10.81 Stock   Pledge  by  and  between   PHC,   Inc.   and  Linc  Anthem
             Corporation
     ##10.82 Asset  Purchase  Agreement  by  and  between  Harmony  Counseling,
             Inc. and PHC, Inc.
     ##10.83 Asset  Purchase  Agreement by and between Total  Concept  Employee
             Assistance Program, Inc.
     ++10.84 Security  Agreement  by  and  between  PHC,  Inc.,  PHC  of  Rhode
             Island, Inc., PHC of Virginia, Inc., PHC of Nevada, Inc. and LINC Anthem Corporation dated July 25, 1996.
   +++++10.85 Custodial  Agreement by and between LINC Anthem  Corporation  and
              PHC, Inc. and Choate, Hall and Stewart dated July 25, 1996. ++++10.86 Loan and Security Agreement by and between Northpoint-Pioneer
              Inc. and LINC Anthem Corporation dated July 25, 1996.
    ++++10.87 Corporate  Guaranty  by PHC,  Inc.,  PHC of Rhode  Island,  Inc.,
              PHC of Virginia, Inc., PHC of Nevada, Inc. and LINC Anthem Corporation dated July 25, 1996 for North Point-Pioneer, Inc.
    ++++10.88 Stock  Pledge and Security  Agreement  by and between  PHC,  Inc.
              and LINC Anthem Corporation.
    ++++10.89 Secured  Promissory  Note of North  Point-Pioneer,  Inc. in favor of LINC Anthem Corporation dated July 25, 1996 in the amount of $500,000.
    ++++10.90 Lease  Agreement  by and between PHC,  Inc. and 94-19  Associates dated October 31, 1996 for BSC-NY, Inc.
    ++++10.91 Note by and  between  PHC Inc.  and Yakov  Burstein in the amount of $180,000.
    ++++10.92 Note by and between PHC,  Inc.  and Irwin  Mansdorf in the amount of $570,000.
    ++++10.93 Employment  Agreement  by and  between  BSC-NY,  Inc.  and  Yakov
              Burstein dated November 1, 1996.
    ++++10.94 Consulting  Agreement  by and  between  BSC-NY,  Inc.  and  Irwin
              Mansdorf dated November 1, 1996.
    ++++10.95 Agreement  and Plan of  Merger by and among  PHC,  Inc.,  BSC-NY,
              Inc., Behavioral Stress Centers, Inc., Irwin Mansdorf, and Yakov Burstein dated October 31, 1996.
    ++++10.96 Assignment  and  Assumption  Agreement  dated  October  31,  1996 by and between Clinical Associates and Perlow Physicians, P.C. ++++10.97 Bill of Sale by and between Clinical Diagnostics and Perlow
              Physicians, P.C.
    ++++10.98 Employment  Agreement by and between Perlow Physicians,  P.C. and
              Yakov Burstein dated November 1, 1996.
    ++++10.99 Agreement  for  Purchase  and  Sale  of  Assets  by  and  between
              Clinical Associates and Clinical Diagnostics and PHC, Inc., BSC-NY, Inc., Perlow Physicians, P.C., Irwin Mansdorf, and Yakov Burstein dated October 31, 1996.
   ++++10.100 Consulting  Agreement  by and  between  Perlow  Physicians,  P.C.
              and Irwin Mansdorf dated November 1, 1996.
   ++++10.101 Option  Agreement by and between  Pioneer  Healthcare  and Gerald
              M. Perlow M.D., dated November 15, 1996.
 xx****10.102 Asset  Purchase  Agreement by and among Norton A. Roitman,  M.D.,
              Clinical Services of Nevada, Inc., Harmony Healthcare Services, Inc. and the Company dated October 28, 1995.
       10.103 Secured Bridge Note in the principal amount of $400,000 by and between PHC of Michigan, Inc. and HealthCare Financial Partners, Inc. dated January 13, 1996.

Exhibit Index (Con't)

Exhibit No.                             Description

       10.104 Guaranty by PHC. Inc. for Secured Bridge Note in principal amount of $400,000 by and between PHC Michigan and HealthCare Financial Partners, Inc. dated January 17, 1997.
  *****10.105 First  Amendment to Lease  Agreement and Option  Agreement by and
              between NMI Realty, Inc. and PHC of Rhode Island, Inc. dated December 20, 1996.
       10.106 Mortgage by and between PHC of  Michigan,  Inc.  and HCFP Funding
              Inc. dated January 13, 1997 in the amount of $2,000,000.
       10.107 Employment   Agreement  for  Dr.   Himanshu   Patel;   Employment
              Agreement for Dr. Mukesh Patel; and Fringe Benefit Exhibit for both of the Patels' Employment Agreements.
       10.108 Plan of Merger by and between Pioneer Counseling of Virginia, Inc. and Psychiatric & Counseling Associates of Roanoke, Inc.
       10.109 Sales Agreement by and between Dillon & Dillon Associates and Pioneer Counseling of Virginia Inc. for building and land located at 400 East Burwell St., Salem Virginia in the amount of $600,000.
       10.110 Loan and Security Agreement by and between PHC of Michigan, Inc. and HCFP Funding Inc., in the amount of $1,500,000.
  ++++10.111 Revolving  Credit  Agreement  by  and  between  HCFP  and  PHC  of
             Michigan, Inc. in the amount of $1,500.000.
 +++++10.112 Unconditional  Guaranty of Payment and  Performance by and between
             PHC, Inc. in favor of HCFP.
 +++++10.113 Amendment  number 1 to Loan and Security  Agreement  dated May 21,
             1996 by and between PHC, of Utah, Inc. and HCFP Funding providing collateral for the PHC of Michigan, Inc. Loan and Security Agreement.
    @ 10.114 Employment  Agreement by and between  Perlow  Physicians  P.C. and
             Nissan Shliselberg, M.D dated March, 1997.
    @ 10.115 Option and  Indemnity  Agreement  by and  between  PHC,  Inc.  and
             Nissan Shliselberg, M.D dated February, 1997.
    @ 10.116 Secured  Term  Note  by and  between  PHC of  Michigan,  Inc.  and
             Healthcare Financial Partners - Funding II, L.P. in the amount of $1,100.000 dated March, 1997.
    @ 10.117 Mortgage between PHC of Michigan,  Inc. and Healthcare  Financial
             Partners - Funding II, L.P. in the amount of $1,100.000.00 dated March, 1997 for Secured Term Note.
    @ 10.118 Mortgage  between PHC of  Michigan,  Inc. and HCPF Funding in the amount of  $1,500.000.00  dated March,  1997 for Revolving Credit
             Note.
    @ 10.119 Submission of Lease  between PHC,  Inc. and Conestoga  Corporation dated 11/09/95 for space at 200 Lake Street, Suite 101b, Peabody, MA 01960.
    @ 10.120 Agreement  by and  between  PHC of  Michigan,  Inc.  and New  Life
             Treatment Centers, Inc. dated July 1, 1996 to provide treatment and care.
    @ 10.121 Lease Line of Credit  Agreement by and between PHC,  Inc. and LINC
             Capital Partners dated March 18, 1997 in the amount of $200,000.
      10.122 Agreement between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997.
      10.123 Master Contract by and between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997.
      10.124 Deed, Deed of Trust and Deed Trust Note in the amount of $540,000 by and between Dillon and Dillon Associates and Pioneer Counseling of Virginia, Inc. (Related to Exhibit 10.109).
      10.125 Financial Advisory Agreement, Indemnification Agreement and Form of Warrant by and between Brean Murray & Company and PHC, Inc. dated 06/10/97.
      10.126 Employmen Agreemen by and between Harbor Oaks Hospital and Sudhir Lingnurkar and Pioneer Counseling Center and Sudhir Lingnurkar dated August 1, 1997.
      10.127 Asset Purchasing Agreement, Restrictive Covenants Agreement and Lease with Option to Purchase by and between Pioneer Counseling of Virginia, Inc. and Dianne Jones-Freeman dated August _____, 1997.
      10128 Employment Agreement by and between Pioneer Counseling of Virginia and Dianne Jones-Freeman dated August _____, 1997.
      ##16.1 Letter on Change in Independent Public Accountants.
    ****21.1 List of Subsidiaries.
        23.1 Consent of Independent Auditors.
        23.2 Exhibit intentionally omitted.

Exhibit Index (Con't)

Exhibit No.                             Description

        23.3 Consent of Choate, Hall & Stewart (included in Exhibit 5.1).
        99.1 Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.
           + Filed as an exhibit to the  Company's  Registration  Statement  on
             Form SB-2 dated March 2, 1994 (Commission file number 33-71418). ++ Filed as an exhibit to the Company's quarterly report on Form
             10-QSB, filed with the Securities and Exchange Commission (Commission file number 0-23524) on February 14, 1995.
         +++ Filed as an  exhibit  to the  Company's  quarterly  report on Form
             10-QSB, filed with the Securities and Exchange Commission (Commission file number 0-23524) on May 15, 1995.
        ++++ Filed as an  exhibit  to the  Company's  quarterly  report on Form
             10-QSB, filed with the Securities and Exchange Commission (Commission file number 0-23524) on December 5, 1996.
       +++++ Filed as an  exhibit  to the  Company's  quarterly  report on Form
             10-QSB, filed with the Securities and Exchange Commission (Commission file number 0-23524) on February 25, 1997.
           * Filed as an exhibit to the amendment to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission (Commission file number 0-23524) on August 15, 1994.
          ** Filed  as an  exhibit  to the  Company's  annual  report  on Form
             10-KSB,   filed  with  the  Securities  and  Exchange  Commission
             (Commission  file  number  0-23524)  on  September  28, 1994.
         *** Filed  as an  exhibit  to the  Company's  annual  report  on  Form
             10-KSB, filed with the Securities and Exchange (Commission Coommission file number 0-23524) on October 2, 1995.
        **** Filed as an  exhibit  to the  Company's  Post-Effective  Amendment
             No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995 (Commission file number 33-71418).
       ***** Filed as an exhibit to the Company's  Post-Effective Amendment No.
             2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995 (Commission file number 33-71418).
           # Filed as an exhibit to the  Company's  Registration  Statement  on
             Form 3  dated March 12, 1996 (Commission file number 33-714418).
          ## Filed as an exhibit to the Company's report on Form 10-KSB,  filed with the  Securities  and Exchange  Commission  on  September  28,
             1994.
         ### Filed as an exhibit to the Company's  Current  Report on Form 8-K, filed with the Securities and Exchange Commission (Commission file number 0-23524) on November 5, 1996.
           x Management contract or compensatory plan or arrangement.
          xx Shown as  Exhibit  10.76  in  Registration  Statement  on Form S-3
             dated  March 12, 1996.
         xxx Filed as an Amendment to SB-2, filed May    1997.
           @ Filed as an exhibit to the Company's Registration Statement on Form SB-2 dated April 15, 1997 (Commission file number 333-71418).

(b)  Reports on Form 8-K.

     No reports on Form 8-K were filed by the Cpmpany during the last quarter of the period covered by this report.

                                  SIGNATURES


     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            PHC, INC.




Date: October 14, 1997                           By: /S/ BRUCE A. SHEAR
                                                       Bruce A. Shear
                                                       President and Chief
                                                       Executive Officer


     In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


 SIGNATURE                             TITLE(S)                      DATE


/s/ BRUCE A. SHEAR                  President, Chief         October 14, 1997
    Bruce A. Shear                  Executive Officer and
                                    Director
                                    (principal executive
                                    officer)

/s/ PAULA C. WURTS                  Controller and Assistant  October 14, 1997
    Paula C. Wurts                  Treasurer
                                    (principal financial and
                                    accounting officer)

/s/ GERALD M. PERLOW                Director                  October 14, 1997
    Gerald M. Perlow


/s/ DONALD E. ROBAR                 Director                  October 14, 1997
    Donald E. Robar


/s/  HOWARD PHILLIPS                Director                  October 14, 1997
     Howard Phillips


/s/ WILLIAM F. GRIECO               Director                  October 14, 1997
    William F. Grieco

    PHC, INC. AND SUBSIDIARIES

         Contents

         Consolidated Financial Statements

   Independent auditors' report                                 F-2

   Balance sheets as of June 30, 1997 and 1996                  F-3

   Statements of operations for the years ended
    June 30, 1997 and 1996                                      F-4

   Statements of changes in stockholders' equity for the
    years ended June 30, 1997 and 1996                          F-5

   Statements of cash flows for the years ended June 30,        F-6
    1997 and 1996

   Notes to financial statements                                F-7

                                              Richard A. Eisner & Company, LLP
                                                   Accountants and Consultants





INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
PHC, Inc.
Peabody, Massachusetts


We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements enumerated above present fairly, in all material respects, the consolidated financial position of PHC, Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP

Cambridge, Massachusetts
September 19, 1997





                                                                            F2
     University Place, 124 Mt. Auburn Street, Suite 200, Harvard Square, Cambridge, MA 02138 Telephone (617) 576-5790, Fax (617) 497-5490
New York, NY     Melville,  NY       Cambridge, MA             Florham Park, NJ

PHC, INC.  AND SUBSIDIARIES

Consolidated Balance Sheets                                    June 30,
                                                         1997         1996
                                                  _____________________________
  Current assets:
    Cash and cash equivalents                      $   905,692     $   293,515

   Accounts receivable, net of allowance for
      bad debts of $2,982,138 at June 30, 1997 and
      $1,492,983 at  June 30, 1996
      (Notes A, C and M)                            10,650,368       8,866,065
   Prepaid expenses                                    375,382         259,893
   Other receivables and advances                      260,212          66,513
   Deferred income tax asset (Note F)                  515,300         515,300
   Other receivables, related party (Note L)            80,000
                                                   ____________    ____________
    Total current assets                            12,786,954      10,001,286

Accounts receivable, noncurrent                        605,000         740,000
Loans receivable                                       134,284         113,805
Property and equipment, net (Notes A and B)          8,408,211       7,884,063
Deferred income tax asset (Note F)                     154,700         154,700
Deferred financing costs, net of amortization          751,325         772,823
Goodwill, net of accumulated amortization (Note A)   1,644,252         841,413
Restricted deposits and funded reserves                170,874
Other assets (Note A)                                  222,032         252,445
Net assets of operations held for sale (Note J)                         56,682
Other receivables, noncurrent, related party
 (Note L)                                            2,983,177
                                                   ____________   ____________
                                                   $27,860,809     $20,817,217
                                                   ____________   ____________
LIABILITIES
Current liabilities:
   Accounts payable                                $ 4,171,334     $ 3,127,052
   Notes payable - related parties (Note E)             51,600          56,600
   Current maturities of long-term debt (Note C)       580,275         403,894
   Revolving credit note and secured term note       1,789,971
   Current portion of obligations under capital
     leases (Note D)                                   139,948          88,052
   Accrued payroll, payroll taxes and benefits         703,842         715,515
   Accrued expenses and other liabilities              587,024         738,784
                                                   ____________   ____________
      Total current liabilities                      8,023,994       5,129,897
                                                   ____________   ____________
Long-term debt and accounts payable (Note C)         9,759,601       7,754,262
Obligations under capital leases (Note D)            1,594,562       1,468,475
Notes payable - related parties (Note E)                23,696          47,394
Convertible debentures ($3,125,000 less discount
  $390,625)(Note C)                                  2,734,375
                                                   ____________   ____________

      Total noncurrent liabilities                  14,112,234       9,270,131
                                                   ____________   _____________
      Total liabilities                             22,136,228      14,400,028
                                                   ____________   _____________
Commitments and contingent liabilities
  Notes A, G, H, K, L and M)

STOCKHOLDERS' EQUITY (Notes H and K)
Preferred stock, $.01 par value; 1,000,000
  shares authorized, 500 shares issued and
  outstanding in 1997 (liquidation preference
  $504,333)                                                  5
Class A common stock, $.01 par value; 20,000,000
  shares authorized, 2,877,836 and 2,293,568 shares
  issued and outstanding in 1997 and 1996,
  respectively                                          28,778          22,936
Class B common stock, $.01 par value; 2,000,000 shares
  authorized, 730,360 and 812,237 issued and
  outstanding in 1997 and 1996, respectively    .
  convertible into one share of Class A common stock     7,304           8,122
Class C common stock, $.01 par value; 200,000 shares
  authorized, 199,816 shares issued and outstanding
  in 1997 and 1996                                       1,998           1,998
Additional paid-in capital                          10,398,630       8,078,383
Notes receivable related to purchase of 31,000
  shares of Class A common stock                                       (63,928)
Treasury stock, 8,656 shares at cost                   (37,818)
Accumulated deficit                                 (4,674,316)     (1,630,322)
                                                   ____________    ____________

      Total stockholders' equity                     5,724,581       6,417,189
                                                   ____________    ____________
                                                    $27,860,809     $20,817,217
                                                   ____________    ____________

See notes to financial statements                                           F-3

PHC, INC.  AND SUBSIDIARIES

Consolidated Statements of Operations

                                                                June 30,
                                                           1997       1996
                                                       _______________________
Revenues:
   Patient care, net (Note A)                         $26,007,333  $21,569,594
   Management fees (Note L)                               597,278
   Other                                                  629,761      233,164
                                                      ___________  ___________

      Total revenue
                                                       27,234,372   21,802,758
                                                      ___________  ___________
Operating expenses:
   Patient care expenses                               14,436,784   12,004,383
   Cost of management contracts                           324,440      146,407
   Provision for doubtful accounts                      3,397,693    1,894,087
   Administrative expenses                             10,341,973    7,800,715
                                                      ___________  ___________
      Total operating expenses                         28,500,890   21,845,592
                                                       __________   __________

Loss from operations                                  (1,266,518)     (42,834)
                                                       __________   __________
Other income (expense):
Interest income                                           201,286       14,486
Other income, net                                         490,327      211,292
Start-up costs (Note A)                                              (128,313)
Interest expense                                      (2,094,301)    (863,484)
Gain from operations held for Sale (Note J)               26,853       11,947
                                                      ___________  ___________
      Total other expense                             (1,375,835)    (754,072)

Loss before income taxes (benefit)                    (2,642,353)    (796,906)
Income taxes (benefit) (Note F)                          197,311     (211,591)
                                                      ___________  ___________
Net Loss                                             $(2,839,664)   $(585,315)
                                                      ___________  ___________
Net loss per share (Note A)                               $(.87)       $(.22)
                                                      ___________  ___________
Weighted average number of shares outstanding          3,270,175    2,709,504
                                                      ___________  ___________
See notes to financialstatements                                    F-4

PHC, INC.  AND SUBSIDIARIES

Consolidated statements of Changes In Stockholders' Equity

                           Class A          Class B         Class C
                        Common Stock     Common Stock     Common Stock   Preferred Stock
                       Shares   Amount  Shares  Amount   Shares  Amount   Shares  Amount


Balance - June 30,    1,504,662 $15,047 898,795  $8,988 199,966   $2,000
1995
Payment of notes
receivable
Conversion of shares    86,554      866 (86,558)  (866)   (150)      (2)
Exercise of options     22,500      225
Issuance of stock
for obligations in
lieu of cash             6,600       66
Exercise of bridge
loan warrants           33,509      335
Sale of stock in
connection with
private placement      493,750    4,937
Costs related to
private placement
Exercise of IPO         21,493      215
warrants
Issuance of shares
with acquisitions       87,000      870
Exercise of private
placement warrants      37,500      375
Amount paid for
options, not yet
issued
Compensatory stock
options
Net loss, year ended  ________ ________ _______ _______ _______  _______ ________ ______
June 30, 1996

Balance - June 30,
1996                 2,293,568  22,936 812,237   8,122 199,816    1,998
Costs related to
private placements
Issuance of shares
with acquisitions      229,500    2,295
Exercise of options     13,475      135
Payment of notes
receivable
Conversion of shares    81,877      818 (81,877)  (818)
Issuance of employee
stock purchase plan
shares    `              9,452       94
Issuance of shares
in connection with
consulting agreement    20,000      200
Issuance of warrants
with convertible
debentures
Cancellation of
notes receivable
Payment of notes
receivable
Issuance of
preferred stock                                                            1,000    $10
Adjustment related
to beneficial
conversion
Conversion of
preferred stock        229,964    2,300                                     (500)    (5)
Dividend on
preferred stock
Net loss, year ended  ________ ________ _______ _______ _______  _______ ________ ______
June 30, 1997

Balance - June 30,
1997                  2,877,836 $28,778 730,360 $7,304 199,816   $1,998      500    $ 5



See notes to financial statements

PHC, INC.  AND SUBSIDIARIES (con't)

Consolidated statements of Changes In Stockholders' Equity

                       Additional     Notes                       Accumulated
                        Paid-in     Receivable   Treasury Shares    Deficit     Total
                        Capital,    for Stock
                      Common Stock
                                                 Shares   Amount
Balance - June 30,      $5,554,874    $(75,362)                   $(1,045,007)$4,460,540
1995
Payment of notes
receivable                              11,434                                    11,434
Conversion of shares             2                                                   -0-
Exercise of options        113,575                                               113,800
Issuance of stock
for obligations in
lieu of cash                36,184                                                36,250
Exercise of bridge
loan warrants              153,617                                               153,952
Sale of stock in
connection with
private placement        1,970,063                                             1,975,000
Costs related to
private placement        (442,395)                                              (442,395)
Exercise of IPO
warrants                  137,785                                                138,000
Issuance of shares
with acquisitions          392,678                                               393,548
Exercise of private
placement warrants         149,625                                               150,000
Amount paid for
options, not yet
issued                       9,375                                                 9,375
Compensatory stock
options                      3,000                                                 3,000
Net loss, year ended
June 30, 1996                                                       (585,315)   (585,315)

Balance - June 30,
1996                     8,078,383     (63,928)                   (1,630,322)  6,417,189
Costs related to
private placements       (141,295)                                             (141,295)
Issuance of shares
with acquisitions          838,524                                               840,819
Exercise of options         59,709                                                59,844
Payment of notes
receivable                     662                                                   662
Conversion of shares                                                                 -0-
Issuance of employee
shares
stock purchase plan         30,530                                                30,624
Issuance of shares
in connection with
consulting agreement        79,800                                                 80,00
Issuance of warrants
with convertible
debentures                 125,000                                               125,000
Cancellation of
notes receivable                         37,818    8,656 $(37,818)                   -0-
Payment of notes
receivabl                                25,448                                   25,448
Issuance of
preferred stock            999,990                                             1,000,000
Adjustment related
to beneficial
conversion
 feature of
convertible stock
and convertible
debentures                 330,284                                  (200,000)    130,284
Conversion of
preferred stock             (2,295)                                                   -0-
Dividend on
preferred stock                                                       (4,330)    (4,330)
Net loss, year ended
June 30, 1997                                                     (2,839,664) (2,839,664)
                       ____________ ____________  _______ _________   ___________  __________
Balance - June 30,
1997                   $10,398,630        -0-    8,656    $37,818)$(4,674,316)$5,724,518

See notes to financial statements                                F-5

PHC, INC.  AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Cash flows from operating activities:
  Net loss                                          $(2,839,664)    $ (585,315)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Deferred tax benefit                                              (418,137)
    Depreciation and amortization                       679,248        554,025
    Beneficial conversion feature of
     convertible debt                                   130,284
    Compensatory stock options and stock and warrants
      issued for obligations                            205,000         39,250
    Changes in:
      Accounts receivable                            (1,649,303)    (2,985,052)
      Prepaid expenses and other current assets        (309,188)       (69,978)
      Other assets                                      113,419       (107,711)
      Net assets of operations held for sale             56,682        106,886
      Accounts payable                                1,044,282      1,414,089
      Accrued expenses and other liabilities           (167,763)       295,475
                                                     ___________    ___________

             Net cash used in operating activities   (2,737,003)    (1,756,468)
                                                     ___________    ___________
Cash flows from investing activities:
    Acquisition of property and equipment
      and intangibles                                  (895,914)    (1,557,419)
    Loan receivable                                  (3,063,177)       (17,462)

             Net cash used in investing activities   (3,959,091)    (1,574,881)

Cash flows from financing activities:
    Revolving debt, net                               1,789,981
    Proceeds from borrowings                          2,749,505      2,043,748
    Payments on debt                                   (696,886)      (402,828)
    Deferred financing costs                             21,498       (711,960)
    Issuance of capital stock                           944,173      2,109,166
    Convertible debt                                  2,500,000
                                                      _________      __________
         Net cash provided by financing activities    7,308,271      3,038,126
                                                      _________      __________

    Net increase (decrease) in cash and cash
      equivalents                                       612,177       (293,223)
    Beginning balance of cash and cash equivalents      293,515        586,738

    Ending balance of cash and cash equivalents     $   905,692    $   293,515
                                                    ___________    ___________
    Supplemental cash flow information:
      Cash paid during the year for:
        Interest                                    $ 1,933,133    $   779,898
        Income taxes                                $    86,414    $   187,120

    Supplemental disclosures of noncash investing
      and financing activities:
      Stock issued for acquisitions of equipment
        and services                                $   840,819    $   393,548
      Note payable due for litigation
        settlement                                                 $   225,000
      Capital leases                                $   284,048    $    94,699
      Conversion of preferred stock                 $   500,000
      Beneficial conversion feature of preferred
        stock                                       $   200,000

      See notes to financial statements                                    F-6

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of presentation and consolidation:

PHC,  Inc.  ("PHC")  operates  substance  abuse  treatment  centers in several locations in the United States, a nursing home in Massachusetts, a psychiatric hospital in Michigan and psychiatric outpatient facilities in Nevada, Kansas and Michigan. PHC, Inc. also manages a psychiatric practice in New York, operates an outpatient facility through a physicians practice, and operates behavioral health centers through its newest acquisitions. PHC of Utah, Inc. ("PHU"), PHC of Virginia, Inc. ("PHV") and PHC of Rhode Island, Inc. ("PHR") provide treatment of addictive disorders and chemical dependency. PHC of Michigan, Inc. ("PHM") provides inpatient and outpatient psychiatric care. PHC of Nevada, Inc. ("PHN") and PHC of Kansas, Inc. ("PHK") provide psychiatric treatment on an outpatient basis. North Point-Pioneer, Inc. ("NPP") operates six outpatient behavioral health centers under the name of Pioneer Counseling Centers. Behavioral Stress Centers, Inc. ("BSC") provides management and administrative services to psychotherapy and psychological practices (see Note L). Pioneer Counseling of Virginia, Inc. ("PCV'), an 80% owned subsidiary provides outpatient services through a physicians practice (see Note L). Quality Care Centers of Massachusetts, Inc. ("Quality Care") operates a long-term care facility known as the Franvale Nursing and Rehabilitation Center. STL, Inc. ("STL") operated day care centers (see Note J). The consolidated financial statements include PHC and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

For the year ended June 30, 1996, the Company incurred start-up costs related to an addition at Quality Care prior to obtaining a license to admit patients. These costs, amounting to $128,313, are included in other expense in the accompanying statement of operations under the caption "Start-up Costs".

During the year ended June 30, 1997, the Company recorded an increase in its accounts receivable reserve, a substantial portion of the increase was recorded in the fourth fiscal quarter. The Company is currently reviewing these adjustments to determine if some of these adjustments should have been made in prior fiscal quarters.

Revenues and accounts receivable:

Patient care revenues are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts accrued and subsequent settlements are recorded in operations in the year of settlement.

A substantial portion of the Company's revenue at the Franvale Nursing and Rehabilitation Center is derived from patients under the Medicaid and Medicare programs. There have been, and the Company expects that there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement, as well as reimbursement from certain private payor sources for both Franvale and substance abuse treatment center services. The Company cannot predict at this time whether any of these proposals will be adopted or, if adopted and implemented, what effect such proposals would have on the Company.

Medicaid reimbursements are currently based on established rates depending on the level of care provided and are adjusted prospectively at the beginning of each calendar year. Medicare reimbursements are currently based on provisional rates that are adjusted retroactively based on annual calendar cost reports filed by the Company with Medicare. The Company's calendar year cost reports to Medicare are routinely audited on an annual basis. The Company periodically reviews its provisional billing rates and provides for estimated Medicare adjustments. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
Revenues and accounts receivable: (continued)
The Company has $1,787,000 receivables, from Medicaid and Medicare, at June 30, 1997, which constitutes a concentration of credit risk should Medicaid and Medicare defer or be unable to make reimbursement payments as due.

Charity care amounted to approximately $725,000 and $865,000 at June 30, 1997 and 1996, respectively and is classified as patient care revenue and an equal amount of cost is charged to patient care expenses in the statements of operations.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated and straight-line methods. The estimated useful lives are as follows:

                                                        Estimated
              Assets                                   Useful Life
              _______                               __________________
               Buildings                            20 through 39 years
               Furniture and equipment               3 through 10 years
               Motor vehicles                        5 years
               Leasehold improvements              Term of lease

Other assets:

Other assets represent deposits, deferred expenses and covenants not to compete. Covenants not to compete are amortized over the life of the underlying agreement using the straight line method.

Goodwill, net of accumulated amortization:

The excess of the purchase price over the fair market value of net assets acquired are being amortized on a straightline basis over their estimated useful lives, generally twenty years.

Loss per share:

Net loss per share is based on the weighted average number of shares of common stock outstanding during each period excluding Class C common shares held in escrow. Common stock equivalents have been excluded since they are antidilutive.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE A-THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTIN POLICIES (CONTINUED)

Cash equivalents:

     Cash equivalents are short-term highly liquid investments with original maturities of less than three months.

Fair value of financial instruments:
     The carrying amounts of cash, trade receivables, other current assets, accounts payable, notes payable and accrued expenses approximate fair value.

Impairment of long-lived assets:

     During the year ended June 30, 1997 the Company wrote-off the carrying value of the goodwill for one of its subsidiaries in the amount of approximately $50,000.

Stock-based compensation:

     The Company accounts for its employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company adopted the disclosure only alternative in fiscal year 1997 which requires disclosure of the pro forma effects on loss and loss per share as if SFAS No. 123 had been adopted, as well as certain other information.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment is comprised as follows:

                                                            June 30,
                                                           __________
                                                        1997       1996
                                                      _____________________

              Land                                   $ 302,359  $ 251,759
              Buildings                              7,854,419  7,338,838
              Furniture and equipment                1,760,359  1,404,716
              Motor vehicles                            50,889     50,889
              Leasehold improvements                   385,543    301,067
                                                    __________  __________

                                                    10,353,569  9,347,269
              Less accumulated depreciation
              and amortization                       1,945,358  1,463,206
                                                    __________  __________
                                                    $8,408,211 $7,884,063
                                                    __________  __________


  NOTE C - LONG-TERM DEBT

     At June 30, 1996, the Company had substantially completed an addition and renovation to the Quality Care facility in which 37 new beds were added. The Company financed this addition and renovation through the United States Department of Housing and Urban Development ("HUD"). At June 30, 1997 and June 30, 1996 unamortized deferred financing costs related to the construction note payable totalled $690,750 and $711,960, respectively, and are being amortized over the life of the note. Interest costs capitalized in conjunction with the construction approximated $65,250.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, l997 and 1996

NOTE C - LONG-TERM DEBT (CONTINUED)

Long-term debt is summarized as follows:
                                                               June, 30,
                                                              __________
                                                           1997         1996
                                                       ______________________
Note payable with interest at 9% requiring monthly
  payments of $1,150 through May 2001                    $44,816       $58,154
Note payable due in monthly installments of $2,000
  including imputed interest at 8% through April 1,
  1999                                                    40,574        60,163
9% mortgage note due in monthly installments of $4,850
  through July 1, 2012, when the remaining principal
  balance is payable                                     492,996       505,485
Note payable due in monthly installments of $21,506
  including interest at 10.5% through November 1, 1999,
  collateralized by all assets of PHN and certain
  receivables                                             547,092      735,213
Construction obligations:
  Construction note payable collateralized by real
    estate and insured by HUD due in monthly installments
   of $53,635, including interest at 9.25%, through
   December 2035                                        6,757,422    6,301,986
  Other construction obligations to be added to note
   payable                                                             344,802
Note payable to a former vendor, payable in monthly
  installments of $19,728 including interest at 9.5%                   152,353
Note payable due in monthly installments of $26,131
  including interest at 11.5% through June 2000 when
  the remaining principal balance is payable,
  collateralized by all assets of NPP (see Note L)        818,371
Note payable due in monthly installments of $5,558
  including interest at 9.25% through May 2012 when
  the remaining principal balance is payable,
  collateralized by the real estate                       538,605
Term mortgage note payable with interest only payments
  through March 1998 principal due in monthly
  installments of $9,167 beginning April 1998 through
  February 2001, a balloon payment of approximately
  $780,000 plus interest is due March 2001, interest
  at prime plus 5% (13.5% at June 30, 1997)
  collateralized by all assets of PHM                   1,100,000
                                                       __________    __________
                                                       10,339,876    8,158,156
          Less current maturities                         580,275      403,894
                                                       __________    __________
          Noncurrent maturities                        $9,759,601   $7,754,262
                                                       __________    __________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE C - LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt are as follows as of June 30, 1997:

                 Year Ending
                 June 30,                                     Amount
                 1998                                       $580,275
                 1999                                        692,681
                 2000                                        583,450
                 2001                                      1,388,742
                 2002                                         48,624
                 Thereafter                                7,046,104

                                                         $10.339.876

     In 1997, the Company issued 7% convertible debentures due December 31, 1998 in the aggregate principal amount of $3,125,000. The number of shares of Class A common stock into which the debentures may be converted is determined by dividing the principal amount to be converted by the conversion price. The conversion price is equal to 94% of the average closing bid price of the Class A common stock as reported by NASDAQ for the five trading days immediately preceding the date of conversion. The beneficial conversion feature, valued at $130,284, was recorded as additional interest. In addition, on March 31, 1997 the Company issued warrants to the debenture holders as compensation for amending the debenture agreement to allow for a later filing of the Registration Statement which was originally required to be filed in December 1996. The warrants provide for the purchase of 150,000 shares of Class A common stock at $2.00 per share and expire in 2003. The warrants were valued at $125,000. Subsequent to June 30, 1997, all of the convertible debentures were converted into 1,331,696 shares of Class A common stock.

     The Company has entered into a revolving credit note and a secured note with maximum advances of $1,500,000 and $1,000,000, respectively. Advances are made based on a percentage of accounts receivable and principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime plus 2.25% (10.75% at June 30, 1997). These agreements expire on February 1999 and July 1998, respectively, automatically renewable for one-year periods thereafter unless terminated by either party. Upon expiration, all remaining principal and interest is due. The notes are collateralized by substantially all of the assets of the Company's subsidiaries.

NOTE D - CAPITAL LEASE OBLIGATION

     At June 30, 1997, the Company is obligated under various capital leases for equipment and real estate providing for monthly payments of approximately $31,000 for fiscal 1998 and terms expiring from December 1997 through February 2014. The carrying value of assets under capital leases is as follows:

                                                               June 30,
                                                              __________
                                                          1997         1996
                                                       _______________________
       Building                                        $1,477,800  $1,477,800
       Equipment and improvements                         485,004     214,754
       Less accumulated depreciation and                 (501,732)   (400,768)
       amortization

                                                       $ 1,461,07   1,291,786

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE D - CAPITAL LEASE OBLIGATION (CONTINUED)

     Future minimum lease payments under the terms of the capital lease agreements are as follows at June 30, 1997:

       Year Ending
        June 30,                                        Real
                                       Equipment       Property        Total

       1998                             $140,307      $ 231,000       $371,307
       1999                              117,083        239,000        356,083
       2000                               95,121        259,248        354,369
       2001                               70,828        272,208        343,036
       2002                               13,557        295,188        308,745
       Thereafter                                     4,641,341      4,641,348
                                      __________     __________      __________

       Total future minimum lease        436,896      5,937,992      6,374,888
       payments
       Less amount representing
       interest                           83,804      4,556,574      4,640,378
                                      __________     __________      __________
       Present value of future
         minimum lease payments          353,092      1,381,418      1,734,510
       Less current portion              102,632         37,316        139,948
                                      __________     __________      __________
       Long-term obligations under
       capital lease                    $250,460     $1,344,102     $1,594,562
                                      __________     __________      __________
     The Company has an irrevocable option to purchase the real property noted above for $1,150,000 on March 1, 1998 or $1,100,000 on March 1, 1999 or any
subsequent March 1 through the end of the lease.

NOTE E - NOTES PAYABLE - RELATED PARTIES

Related party debt is summarized as follows:
                                                              June 30,
                                                            __________
                                                         1997        1996
                                                       _______________________
Note payable, President and principal stockholder,
interest at 8%, due in installments through 1998       $55,296     $ 78,996
Notes payable, other related parties, interest at
12% and payable on demand                               20,000       24,998
                                                      ________     ________
                                                        75,296      103,994

Less current maturities                                 51,600       56,600
                                                       ________     ________
                                                       $23,696       47,394
                                                      ________     ________

Maturities of related party debt are as follows at June 30, 1997:

                 Year Ending
                  June 30,                           Amount
                 ___________                      ___________
                    1998                            $51,600
                    1999                             23,696
                                                  __________
                                                    $75,296
                                                  __________

     Related party interest on notes receivable related to the purchase of Class A common stock approximated $1,699 and $4,295 for the years ended June 30, 1997 and 1996, respectively.
                                                                     F-12

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE F - INCOME TAXES

     The Company has the following deferred tax assets included in the accompanying balance sheets:

                                                                 June 30,
                                                                 __________
                                                              1997      1996
                                                          __________   ________
      Temporary differences attributable to:
         Allowance for doubtful accounts                  $1,007,000  $ 510,000
         Depreciation                                        147,000    154,700
         Other                                                 3,000      5,300
      Operating loss carryforward                            340,000
                                                         ___________   ________

        Total deferred tax asset                           1,497,000    670,000

      Less:
         Valuation allowance                                (827,000)
         Current portion                                    (515,300)  (515,300)
                                                         ___________   ________

           Long-term portion                                $154,700   $154,700
                                                         ___________   ________

The Company had no deferred tax liabilities at June 30, 1997 and 1996.

Income tax expense (benefit) is as follows:
                                                                 YearEnded
                                                                  June 30,
                                                                 __________
                                                              1997       1996
                                                           __________ _________
          Deferred income taxes benefit                               $(418,137)
          Current income taxes                              $197,311    206,546

                                                            $197,311  $(211,591)

     Reconciliations of the statutory U.S. Federal income taxes based on a rate of 34% to actual income taxes is as follows:
                                                                 YearEnded
                                                                  June 30,
                                                                 __________
                                                              1997       1996
                                                           __________ _________
          Income tax benefit at statutory rate             $(898,400)  (271,000)
          State income taxes                                 197,311     80,850
          Increase in valuation allowance                    827,000
          Increase due to nondeductible items, primarily
             penalties and travel and entertainment
             expenses                                         12,000     12,100
          Other                                               59,400    (33,541)
                                                           __________ _________

                                                           $ 197,311 $(211.591)

     The  Company  has  a  net   operating   loss   carryforward   amounting  to
approximately $994,000 which expires at various dates through 2012.

     Subsequent to June 30, 1997, the Company may be subject to Internal Revenue Code provisions which limit the loss carryforward available for use in any given year.
                                                                         F-13

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

     The Company leases office and treatment facilities and furniture and equipment under operating leases expiring on various dates through January 2003. Rent expense for the years ended June 30, 1997 and 1996 was approximately $752,000 and $450,000, respectively. Minimum future rental payments under noncancelable operating leases, having remaining terms in excess of one year as of June 30, 1997 are as follows:

             Year Ending
             June 30,                                           Amount
             1998                                             $ 688,105
             1999                                               441,833
             2000                                               297,780
             2001                                               202,876
             2002                                                93,450
             Thereafter                                         136,864
                                                            ____________

                                                             $1,860,908
                                                            ____________
Litigation:

     The Company is involved in litigation related to the use of its trademark name, PIONEER HEALTHCARE, in an action pending before a federal court. If the Company were required to discontinue using the PIONEER HEALTHCARE mark, the costs and/or monetary damages related to the litigation involved could have an adverse effect on the Company's financial performance.

NOTE H - STOCK PLANS

[1]  Stock plans:

     The Company has three stock plans: a stock option plan, an employee stock purchase plan and a nonemployee directors' stock option plan.

     The stock option plan provides for the issuance of a maximum of 300,000 shares of Class A common stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A common stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options.

     The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. A maximum of 1 00,000 shares may be issued under this plan.

     Also in October 1995, the Company adopted a nonemployee directors' stock option plan that provides for the grant of nonstatutory stock options automatically at the time of each annual meeting of the Board. Through June 30, 1997, options for 1 1,500 shares were granted under this plan. A maximum of 30,000 shares may be issued under this plan. Each outside director shall be granted an option to purchase 2,000 shares of Class A

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE H - STOCK PLANS (CONTINUED)

[1]  Stock plans: (continued)

     common stock at fair market value, vesting 25% immediately and 25% on each of the first three anniversaries of the grant.

     In February 1997, all 95,375 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations.

     Under the above plans 179,198 shares are available for future grant or purchase.

     The Company had the following activity in its stock option plans for fiscal 1997 and 1996:

                                                 Number       Weighted-Average
                                                  of           Exercise Price
                                                 Shares          Per Share
               Option plans:
               Balance - June 30, 1995           92,000             $5.10
               Granted                           46,500             $6.20
               Cancelled                         (1,250)            $5.00
               Exercised                         (22,500)           $5.06
               Balance - June 30, 1996           114,750            $5.56
               Granted                           125,500            $4.56
               Repriced options:
                 Original                        (95,375)           $5.99
                 Repriced                        95,375             $3.50
               Cancelled                         (21,400)           $6.05
               Exercised                         (13,475)           $5.16
               Balance - June 30, 1997           205,375            $4.27
                                                _________

     Options for 89,250 shares are exercisable as of June 30, 1997 at exercise prices ranging from $2.87 to $6.63 and a weighted-average exercise price of approximately $3.71 per share, with a weighted-average remaining contractual life of approximately three years.

     The exercise prices of options outstanding at June 30, 1997 range from $2.87 to $6.63 per share and have a weighted-average exercise price of approximately $3.07 per share, with a weighted-average remaining contractual life of approximately four years.

(2)     Stock-based compensation:

     The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. There was no compensation expense recognized in 1997 or 1996. If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted, consistent with the method prescribed by SFAS No. 123, net loss per share would have been changed to the pro forma amounts indicated below:

                                                      Year Ended
                                                       June 30,
                                                      ___________
                                              1997               1996
                                            ___________       __________

       Net loss         As reported        $(2,839,664)       $(585,315)
                        Pro forma           (2,893,272)        (610,497)
       Net loss per     As  reported
        share                                   $(0.87)          $(0.22)
                        Pro forma                (0.88)           (0.23)

PHC, INC.AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE H - STOCK PLANS (CONTINUED)

[2]  Stock-based compensation: (continued)

     The fair value of the Company's stock options used to compute pro forma net loss and net loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996: dividend yield of 0%; expected volatility of 30%; a risk-free interest rate of between 5% and 7%; and an expected holding period of five years.

     The per share weighed-average grant-date fair value of options granted during the years ended June 30, 1997 and 1996 was $3.44 and $2.07, respectively.

NOTE I - SEGMENT INFORMATION

     The Company's continuing operations are classified into two primary business segments: substance abuse/psychiatric services and long-term care.

                                                        Year Ended
                                                          June 30,
                                                       _____________
                                                      1997       1996
                                                 ___________   ___________
                Revenue:
                  Substance abuse/psychiatric
                    services                     $20,700,616   $16,525,672
                  Long-term care                   5,306,717     5,043,922
                  Other                              629,761       233,164
                  Management fees                    597,278
                                                ____________   ____________
                                                 $27,234,372   $21,802,758
                                                ____________   ____________
                Income (loss) from operations:
                  Substance abuse/psychiatric
                    services                     $  283,782       $818,188
                  Long-term care                 (1,447,468)      (826,463)
                  Other                             324,440        146,407
                  General corporate                (427,272)      (180,966)
                  Interest and other income expense,
                    net                          (1,375,835)      (754,072)
                                                ____________   ____________
                Loss before income taxes        $(2,642,353)   $  (796,906)
                                                ____________   ____________
                Depreciation and amortization:
                  Substance abuse/psychiatric
                    services                     $  449,641        349,437
                  Long-term care                    210,130        176,450
                                                ____________   ____________
                  General corporate                  19,477         28,138
                                                 $  679,248    $   554,025
                                                ____________   ____________
                Capital expenditures:
                  Substance abuse/psychiatric
                    services                     $  729,661   $   233,466
                  Long-term care                    213,489       982,978
                  General corporate                  63,150        16,583
                                                ____________   ____________
                                                 $1,006,300   $ 1,233,027
                                                ____________   ____________
                Identifiable assets:
                  Substance abuse/psychiatric
                    services                    $18,352,342   $10,877,197
                  Long-term care                  7,437,633     8,619,133
                  General corporate               2,070,834     1,264,205
                  Net assets of operations held
                   for sale                                        56,682
                                                ____________   ____________
                                                 27,860,809   $ 20,817,217
                                                ____________   ____________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE J - OPERATIONS HELD FOR SALE

     The Company has  systematically  phased out its day care center  operations
(STL). At June 30, 1996, the Company had net assets relating to its day care centers amounting to approximately $57,000, which primarily represented the depreciated cost of one remaining real estate parcel. The parcel was sold in October 1996 at a gain of approximately $38,000.


NOTE K - CERTAIN CAPITAL TRANSACTIONS

     In addition to the outstanding options under the Company's stock plans (Note H), the Company has the following options and warrants outstanding at June 30, 1997:
                               Number of          Exercise         Expiration
  Description                 Units/Shares         Price             Date
  _____________________________________________________________________________
  Bridge warrants             4,814 units       $4.57 per unit   September 1998
  Unit purchase option        146,077 units     $5.99 per unit   March 1999
  IPO warrants                1,657,821 shares  $7.50 per share  March 1999
  Private placement warrants  703,125 shares    $4.00 per share  January 1999
  Bridge warrants             33,696 shares     $7.50 per share  March 1999
  Warrant for services        25,000 shares     $6.88 per share  October 2001
  Warrant for services        3,000 shares      $3.50 per share  February 2002
  Consultant warrant (see below) 160,000 shares $2.62 per share March 2002 Convertible debenture warrants
  (Note C)                    150,000 shares    $2.00 per share  March 2002
  Preferred stock warrant     50,000 shares     $2.75 per share  June 2000

     Each unit consists of one share of Class A common stock and a warrant to purchase one share of Class A common stock at $7.50 per share.

     In June 1997, the Company received $1,000,000 in exchange for the issuance of Series A convertible preferred stock and warrants to purchase 50,000 shares of Class A common stock. The warrants are exercisable at $2.75 per share and expire in 2000. The warrants were valued at $30,000. The number of shares of Class A common stock into which the preferred stock may be converted is equal to 80% of the closing bid price of the Class A common stock as reported by NASDAQ for the five trading days immediately preceding the conversion. The beneficial conversion feature, due to the 80% discount above, valued at $200,000 was recorded as additional dividends. In June 1997, 500 shares of preferred stock were converted into 229,640 shares of Class A common stock. Subsequent to year-end the 500 remaining shares of preferred stock were converted into 246,305 shares of Class A common stock. The issuance of these securities will result in the issuance of some additional Class A common shares under existing dilution agreements with other stockholders.

     Cumulative preferred dividends are at the rate of $60 per share per year, payable quarterly. Dividends are payable in cash or in shares of preferred stock at $1,000 per share. At June 30, 1997, accrued dividends amounted to $4,330.

     Certain Consultant Warrants may be canceled if certain stock prices, as defined in the agreement, are not achieved by March 3, 1998.

     In February 1996, the Company issued, in a private placement, units comprised of 6,250 shares of Class A common stock and warrants to purchase 9,375 shares of Class A common stock. A total of 79 units, representing 493,750 shares of Class A common stock and 740,625 warrants were issued in the offering at a gross purchase price of $1,975,000. Fees and expenses payable in connection with the offering total $442,395. Subject to the terms and conditions of the applicable warrant agreement, each warrant is exercisable for one share of Class A common stock at an exercise price of $4.00, subject to adjustment upon certain events. The warrants expire in January 1999. Upon the issuance of the units described above, certain additional shares of Class A common stock or securities exercisable therefor become issuable under the antidilution provisions of certain outstanding securities of the Company.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE K - CERTAIN CAPITAL TRANSACTIONS (CONTINUED)

     Subsequent to June 30, 1997, the Class C common stock was canceled and retired because of restrictions on the release of the stock, due to earnings targets which were not achieved.

     Subsequent to June 30, 1997, the Company issued a warrant for the purchase of 150,000 shares of common stock in exchange for services. The exercise price of the warrant is $2.50 per share and the warrant expires May 2002.

NOTE L - ACQUISITIONS

     On November 1, 1995, the Company purchased an outpatient facility located in Nevada ("PHN") which provides psychiatric services to patients. The Company acquired the tangible and intangible property owned by the seller of the business for consideration consisting of $631,000 in cash and 75,000 shares of Class A common stock of PHC, Inc. which were valued at $323,000. The purchase price was allocated as follows:

               Accounts receivable                        $231,509
               Equipment and other assets                   54,397
               Covenant not to compete                      10,500
               Goodwill                                    671,359
               Accrued benefits payable                    (13,765)
                                                       _____________
                                                          $954,000
                                                       _____________

     On March 29, 1996 PHN entered into a lease  agreement  for the real estate.
The  lease  payments,   which  increase  annually,  are  due  in  equal  monthly
installments over a
period of four years.

     On March 16, 1996, the Company purchased an outpatient facility located in Kansas ("PHK'') which provides psychiatric services to patients. The Company acquired the tangible and intangible property owned by the seller of the business for consideration consisting of 12,000 shares of Class A common stock of PHC, Inc., valued at $70,548. The purchase price was allocated as follows:

               Equipment and other assets                 $20,000
               Covenant not to compete                     10,000
               Goodwill                                    40,548
                                                        _____________
                                                          $70,548
                                                        _____________

     In connection with the acquisition, PHK entered into a lease agreement for the real estate. The lease payments, which increase annually, are due in equal monthly installments over a period of three years.

     In September 1996, the Company purchased the assets of seven outpatient behavioral health centers located in Michigan ("NPP"). The centers were purchased for $532,559 and 15,000 shares of Class A common stock of PHC, Inc. valued at $5.04 per share. The Company borrowed $900,000 (see Note C) to finance the purchase and to provide working capital for the centers. The purchase price was allocated as follows:

               Office equipment                          $ 18,000
               Covenants note-to-compete                   20,000
               Goodwill                                   597,746
               Deposits                                    15,072
               Liabilities assumed                        (42,659)
                                                       _____________
                                                         $608,159
                                                       _____________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE L - ACQUISITIONS (CONTINUED)

     Concurrent with the asset purchase agreement, NPP entered into an employment agreement with a former owner which requires an annual salary of $150,000 and an annual bonus. The agreement is effective for four years and is automatically extended for successive one year terms unless terminated. The salary and bonus are subject to adjustment based on collected billings.

     NPP also entered into a management agreement whereby $1,500 per month would be paid for five years to the former owners.

     Subsequent to year-end, under the employment agreement, the Company issued 15,000 unregistered shares of Class A common stock.

     On November 1, 1996, BSC-NY, Inc. ("BSC"), merged with Behavioral Stress Centers, Inc., a provider of management and administrative services to psychotherapy and psychological practices in the greater New York City Metropolitan Area. In connection with the merger, the Company issued 150,000 shares of PHC, Inc. Class A common stock to the former owners of Behavioral Stress Centers, Inc. Also, in connection with the merger, another entity was formed, Perlow Physicians, P.C. ("Perlow"), to acquire the assets of the medical practices theretofore serviced by BSC. The Company advanced Perlow the funds to acquire those assets and at June 30, 1997 Perlow owed the Company $3,063,177 which includes in addition to acquisition costs, management fees of approximately $511,000 and interest on the advances of approximately $176,000. It is expected that the obligations will be paid over the next several years and accordingly, most of these amounts have been classified as noncurrent. The Company has no ownership interest in Perlow.

The purchase price of BSC was allocated as follows:

      Goodwill                            $63,600
      Equipment and other assets           20,000
                                          ________

                                          $83,600
                                          ________

     The merger agreement requires additional purchase price to be paid by BSC to the former owners of Behavioral Stress Centers, Inc. for the three years following the merger date. The additional purchase price is based on the income of BSC before taxes and is to be paid in PHC stock, at market value up to $200,000 and the balance, if any, in cash.
     BSC also entered into a management agreement with Perlow. The agreement requires Perlow to pay 25% of its practice expenses to BSC on a monthly basis over a five-year period with an automatic renewal for an additional five-year period.

     On November 1, 1996, BSC entered into a lease agreement for its facilities. The lease payments are due in equal monthly installments over a three year period with an option to extend annually for three additional years. The lease is to be paid by Perlow in accordance with the management agreement.

     On January 17, 1997, with an effective date of January 1, 1997, the Company entered into a Stock Exchange Agreement with a Virginia corporation owned by two individuals to whom the Company has an outstanding note payable. The corporation consists of private practices of psychiatry. The Stock Exchange Agreement provided that in exchange for $50,000 in cash and 64,500 shares of restricted Class A common stock, the Company received an 80% ownership interest in the Virginia corporation. The Company also paid $80,444 in legal fees in connection with the Agreement. Concurrent with the Stock Exchange Agreement the two owners of the Virginia corporation each executed Employment Agreements with the Virginia corporation to provide professional

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE L - ACQUISITIONS (CONTINUED)

     services and each was granted an option to purchase 15,000 shares of Class A common stock at an exercise price of $4.87 per share. The options expire on April 1, 2002. Each agreement requires an annual salary of $200,000 and expires in five years. Further, a Plan and Agreement of Merger was executed whereby the Virginia corporation was merged into PCV.

     On January 17, 1997 PCV entered into a purchase and sale agreement with an unrelated general partnership, to purchase real estate with buildings and improvements utilized by the Virginia Corporation for approximately $600,000 of which $540,000 was paid through the issuance of a note (Note C).

     In accordance with the above agreements the purchase price was allocated as follows:

               Land                                               $ 50,600
               Building                                            540,000
               Covenant not-to-compete                              50,000
               Goodwill                                            285,038
                                                                _____________

                                                                  $925,638
                                                                _____________

     In accordance with the agreement the two owners will be paid a finders fee for all subsequently acquired medical practices within a 200 mile radius of PCV and those medical practices identified by the owners wherever the location. The finders fee is payable in Class A common stock and in cash.

     Information is not available to present pro forma financial information relating to the 1997 acquisitions. The Company has so advised the Securities and Exchange Commission and has received a no action letter with respect to this matter. Had the acquisitions made during the fiscal years ended June 30, 1996, been made as of July 1, 1995, the pro forma effect on the Company's results of operations is immaterial.

NOTE M - SALE OF RECEIVABLES

     The Company has entered into a sale and purchase agreement whereby third-party receivables are sold at a discount with recourse. The interest rate is calculated at 5.5% plus the six-month LIBOR rate which is 11.5% and 11.3% at June 30, 1997 and 1996, respectively. The amount of receivables subject to recourse at June 30, 1997 totaled approximately $577,000 and the agreement states that total sales of such outstanding receivables are not to exceed $4,000,000. Proceeds from the sale of these receivables totalled approximately $3,000,000 and $3,500,000 for the years ended June 30, 1997 and 1996, respectively. The purchase fees related to the agreement amount to approximately $127,000 and $73,720 for the years ended June 30, 1997 and 1996, respectively, and are included in interest expense in the accompanying consolidated statement of operations. The agreement expires December 31, 1997.

NOTE N - SUBSEQUENT FINANCING

     In September 1997, the Company received $500,000 in exchange for the issuance of 170,414 shares of unregistered Class A common stock.

     Also, subsequent to June 30, 1997, the Company purchased the assets of an outpatient clinic in Virginia for 26,024 shares of Class A common stock and $50,000 in cash. The clinic's operations will be included in PCV.

                                   AMENDMENT
                                    10-KSB/A

               U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                FORM 10-KSB/A

[X] Annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 [FEE REQUIRED] for the fiscal year ended June 30, 1997

[ ] Transition  report  under  section  13 or 15(d) of the  Securities
    Exchange  Act of 1934 [NO FEE  REQUIRED]  for the  transition  period from
    ______   to  _____


Commission file number: 0-23524

                                  PHC, INC.
                (Name of small business issuer in its charter)


MASSACHUSETTS                                             04-2601571
(State or  other  jurisdiction of             R.S. Employer Identification No.)
incorporation or organization)


200 LAKE STREET,  SUITE 102, PEABODY,  MA                        01960
 (Address of principal  executive offices)                     (Zip Code)


Issuer's telephone number:  (978) 536-2777

            Securities registered under Section 12(b) of the Act:

                                    NONE.

            Securities registered under Section 12(g) of the Act:

          Units (each unit consisting of one share of CLASS A COMMON
                          STOCK AND ONE CLASS A WARRANT
                               (Title of class)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (Title of class)

        CLASS A WARRANTS TO PURCHASE ONE SHARE OF CLASS A COMMON STOCK
                               (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days. Yes No X

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.

The issuer's revenues for the fiscal year ended June 30, 1997 were $
27,234,372.

The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of September 15, 1997, was $13,351,977. (See definition of affiliate in Rule 12b-2 of Exchange Act).

At September 15, 1997, 4,470,866 shares of the issuer's Class A Common Stock, 730,331 shares of the issuer's Class B Common Stock and 199,816 shares of the issuer's Class C Common Stock were outstanding.

                TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT:
                                   Yes No X

ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K

          (a)  Exhibits

The following listing of Exhibits filed with 10K-SB for Fiscal Year ended June 30, 1997 was omitted from the Edgar filing in error:

Exhibit Index:

  4.23 Warrant Agreement by and between Brean Murray & Company and PHC., Inc. dated 07/31/97 (See 10.125).
  4.24 Subscription Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P. to purchase PHC, Inc. Units dated 09/19/97.
  4.25 Warrant Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P. for up to 86,207 shares of Class A Common Stock dated 09/19/97.
10.122 Agreement between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997.
10.123 Master Contract by and between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997.
10.124 Deed, Deed of Trust and Deed Trust Note in the amount of $540,000 by and between Dillon and Dillon Associates and Pioneer Counseling of Virginia, Inc. (Related to Exhibit 10.109).
10.125 Financial Advisory Agreement, Indemnification Agreement and Form of Warrant by and between Brean Murray & Company and PHC, Inc. dated 06/10/97.
10.126 Employment Agreement by and between Harbor Oaks Hospital and Sudhir Lingnurkar, and Pioneer Counseling Center and Sudhir Lingnurkar dated August 1, 1997.
10.127 Asset Purchasing Agreement, Restrictive Covenants Agreement and Lease with Option to Purchase by and between Pioneer Counseling of Virginia, Inc. and Dianne Jones-Freeman dated August _____, 1997.
10.128 Employment Agreement by and between Pioneer Counseling of Virginia, Inc. and Dianne Jones-Freeman dated August _____, 1997.

In the listing of Exhibits, the following misprints occurred:

           4.8 Should read "Form of Warrant Agreement by and among the Company, American Stock Transfer & Trust Company and AmeriCorp Securities, Inc. executed in connection with the Private Placement."
           4.24 Incorrectly listed date of Units as 1/19/97. The correct date is 9/19/97.
          10.128 Listed as "10128"

    There were two descriptions for footnotes ##.  These should read:

          ## Filed as an exhibit to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on September 28, 1994.
          ### Filed as an exhibit to the Company's Current Report on Form 8-K, filed with the securities and Exchange Commission (Commission File number 0-23524) on November 5, 1996.

      (b)  Reports on Form 8-K

Omitted - should read "No reports on Form 8-K were filed by the Company during the last quarter of the period covered by this report."

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Additional Information.

During the first three quarters of the fiscal year ended June 30, 1997, the Company provided for allowances for bad debts based on historical experience supplemented by certain other current information. During the preparation of the annual financial statements for fiscal 1997, it was determined that the allowances were understated based on a detailed analysis of accounts receivable data. The Company reviewed the year-end adjustments to determine if some of the adjustments should have been made in the prior fiscal quarters of fiscal 1997.

The Company has concluded that it is not possible to determine what adjustments, if any, should have been made to allowance reserves in prior fiscal quarters of 1997 because the information on which the year-end analysis was based is not available on a quarterly basis.

The Company has changed its internal systems to make such information available on a quarterly basis in the future and will analyze such data to determine the adequacy of its reserves for future quarterly financial statements commencing with the quarter ended September 30, 1997.

ITEM 7 - FINANCIAL STATEMENTS

Many typographical  errors were identified in the Financial  Statement printing.
Note I - Segment Information was changed to show net revenues from PDSS operations. Note K - Certain capital transactions were changed to show the effect of dilution activity through June 30, 1997. Financial Statements are being resubmitted in their entirety to avoid confusion.

    PHC, INC. AND SUBSIDIARIES

         Contents

         Consolidated Financial Statements

   Independent auditors' report                                 F-2

   Balance sheets as of June 30, 1997 and 1996                  F-3

   Statements of operations for the years ended
    June 30, 1997 and 1996                                      F-4

   Statements of changes in stockholders' equity for the
    years ended June 30, 1997 and 1996                          F-5

   Statements of cash flows for the years ended June 30,        F-6
    1997 and 1996

   Notes to financial statements                                F-7

                                              Richard A. Eisner & Company, LLP
                                                   Accountants and Consultants





INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
PHC, Inc.
Peabody, Massachusetts


We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements enumerated above present fairly, in all material respects, the consolidated financial position of PHC, Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP

Cambridge, Massachusetts
September 19, 1997





                                                                            F2
     University Place, 124 Mt. Auburn Street, Suite 200, Harvard Square, Cambridge, MA 02138 Telephone (617) 576-5790, Fax (617) 497-5490
New York, NY     Melville,  NY       Cambridge, MA             Florham Park, NJ

PHC, INC.  AND SUBSIDIARIES

Consolidated Balance Sheets                                    June 30,
                                                         _________________
                                                         1997         1996
                                                  _____________________________
  Current assets:
    Cash and cash equivalents                      $   905,692     $   293,515

   Accounts receivable, net of allowance for
      bad debts of $2,982,138 at June 30, 1997 and
      $1,492,983 at  June 30, 1996
      (Notes A, C and M)                            10,650,368       8,866,065
   Prepaid expenses                                    375,382         259,893
   Other receivables and advances                      260,212          66,513
   Deferred income tax asset (Note F)                  515,300         515,300
   Other receivables, related party (Note L)            80,000
                                                   ____________    ____________
    Total current assets                            12,786,954      10,001,286

Accounts receivable, noncurrent                        605,000         740,000
Loans receivable                                       134,284         113,805
Property and equipment, net (Notes A and B)          8,408,211       7,884,063
Deferred income tax asset (Note F)                     154,700         154,700
Deferred financing costs, net of amortization          751,325         772,823
Goodwill, net of accumulated amortization (Note A)   1,644,252         841,413
Restricted deposits and funded reserves                170,874
Other assets (Note A)                                  222,032         252,445
Net assets of operations held for sale (Note J)                         56,682
Other receivables, noncurrent, related party
 (Note L)                                            2,983,177
                                                   ____________   ____________
                                                   $27,860,809     $20,817,217
                                                   ____________   ____________
LIABILITIES
Current liabilities:
   Accounts payable                                $ 4,171,334     $ 3,127,052
   Notes payable - related parties (Note E)             51,600          56,600
   Current maturities of long-term debt (Note C)       580,275         403,894
   Revolving credit note and secured term note       1,789,971
   Current portion of obligations under capital
     leases (Note D)                                   139,948          88,052
   Accrued payroll, payroll taxes and benefits         703,842         715,515
   Accrued expenses and other liabilities              587,024         738,784
                                                   ____________   ____________
      Total current liabilities                      8,023,994       5,129,897
                                                   ____________   ____________
Long-term debt and accounts payable (Note C)         9,759,601       7,754,262
Obligations under capital leases (Note D)            1,594,562       1,468,475
Notes payable - related parties (Note E)                23,696          47,394
Convertible debentures ($3,125,000 less discount
  $390,625)(Note C)                                  2,734,375
                                                   ____________   ____________

      Total noncurrent liabilities                  14,112,234       9,270,131
                                                   ____________   _____________
      Total liabilities                             22,136,228      14,400,028
                                                   ____________   _____________
Commitments and contingent liabilities
  Notes A, G, H, K, L and M)

STOCKHOLDERS' EQUITY (Notes H and K)
Preferred stock, $.01 par value; 1,000,000
  shares authorized, 500 shares issued and
  outstanding in 1997 (liquidation preference
  $504,333)                                                  5
Class A common stock, $.01 par value; 20,000,000
  shares authorized, 2,877,836 and 2,293,568 shares
  issued and outstanding in 1997 and 1996,
  respectively                                          28,778          22,936
Class B common stock, $.01 par value; 2,000,000 shares
  authorized, 730,360 and 812,237 issued and
  outstanding in 1997 and 1996, respectively    .
  convertible into one share of Class A common stock     7,304           8,122
Class C common stock, $.01 par value; 200,000 shares
  authorized, 199,816 shares issued and outstanding
  in 1997 and 1996                                       1,998           1,998
Additional paid-in capital                          10,398,630       8,078,383
Notes receivable related to purchase of 31,000
  shares of Class A common stock                                       (63,928)
Treasury stock, 8,656 shares at cost                   (37,818)
Accumulated deficit                                 (4,674,316)     (1,630,322)
                                                   ____________    ____________

      Total stockholders' equity                     5,724,581       6,417,189
                                                   ____________    ____________
                                                    $27,860,809     $20,817,217
                                                   ____________    ____________

See notes to financial statements                                           F-3

PHC, INC.  AND SUBSIDIARIES

Consolidated Statements of Operations

                                                            Year Ended
                                                              June 30,
                                                       _______________________

                                                           1997       1996
                                                       _______________________
Revenues:
   Patient care, net (Note A)                         $26,007,333  $21,569,594
   Management fees (Note L)                               597,278
   Other                                                  629,761      233,164
                                                      ___________  ___________

      Total revenue                                    27,234,372   21,802,758
                                                      ___________  ___________
Operating expenses:
   Patient care expenses                               14,436,784   12,004,383
   Cost of management contracts                           324,440      146,407
   Provision for doubtful accounts                      3,397,693    1,894,087
   Administrative expenses                             10,341,973    7,800,715
                                                      ___________  ___________
      Total operating expenses                         28,500,890   21,845,592
                                                      ___________  ___________

Loss from operations                                   (1,266,518)     (42,834)
                                                       __________   __________
Other income (expense):
Interest income                                           201,286       14,486
Other income, net                                         490,327      211,292
Start-up costs (Note A)                                               (128,313)
Interest expense                                       (2,094,301)    (863,484)
Gain from operations held for Sale (Note J)                26,853       11,947
                                                       ___________  ___________
      Total other expense                              (1,375,835)    (754,072)
                                                       ___________  ___________
Loss before income taxes (benefit)                     (2,642,353)    (796,906)
Income taxes (benefit) (Note F)                           197,311     (211,591)
                                                      ___________  ___________
Net Loss                                              $(2,839,664)   $(585,315)
                                                      ___________  ___________
Net loss per share (Note A)                                 $(.87)       $(.22)
                                                      ___________  ___________
Weighted average number of shares outstanding           3,270,175    2,709,504
                                                      ___________  ___________
See notes to financial statements

PHC, INC.  AND SUBSIDIARIES


Consolidated Statements of Changes In Stockholders' Equity

                           Class A          Class B         Class C
                        Common Stock     Common Stock     Common Stock   Preferred Stock
                       Shares   Amount  Shares  Amount   Shares  Amount   Shares  Amount


Balance - June 30,
  1995                1,504,662 $15,047 898,795  $8,988 199,966  $2,000
Payment of notes
  receivable
Conversion of shares     86,554     866 (86,558)   (866)   (150)     (2)
Exercise of options      22,500     225
Issuance of stock
  for obligations in
  lieu of cash            6,600      66
Exercise of bridge
  loan warrants          33,509     335
Sale of stock in
  connection with
  private placement     493,750   4,937
Costs related to
  private placement
Exercise of IPO          21,493     215
  warrants
Issuance of shares
  with acquisitions      87,000     870
Exercise of private
  placement warrants     37,500     375
Amount paid for
  options, not yet
  issued
Compensatory stock
  options
Net loss, year ended  ________ ________ _______ _______ _______ _______ _______ ______
  June 30, 1996

Balance - June 30,
  1996                2,293,568  22,936 812,237   8,122 199,816   1,998
Costs related to
  private placements
Issuance of shares
  with acquisitions     229,500   2,295
Exercise of options      13,475     135
Payment of notes
  receivable
Conversion of shares     81,877     818 (81,877)   (818)
Issuance of employee
  stock purchase plan
  shares    `             9,452      94
Issuance of shares
  in connection with
  consulting agreement   20,000     200
Issuance of warrants
  with convertible
  debentures
Cancellation of
  notes receivable
Payment of notes
  receivable
Issuance of
  preferred stock                                                         1,000    $10
Adjustment related
  to beneficial
  conversion
Conversion of
  preferred stock       229,964   2,300                                    (500)    (5)
Dividend on
  preferred stock
Net loss, year ended  ________ ________ _______ _______ _______ _______ ________ ______
  June 30, 1997

Balance - June 30,
  1997                2,877,836 $28,778 730,360  $7,304 199,816  $1,998     500    $ 5



See notes to financial statements

PHC, INC.  AND SUBSIDIARIES (con't)

Consolidated Statements of Changes In Stockholders' Equity

                       Additional
                        Paid-in       Notes
                        Capital,   Receivable    Treasury Shares    Accumulated
                      Common Stock  for Stock     Shares   Amount     Deficit       Total
                      ____________  _________   ________   ______  ___________   ____________

Balance - June 30,
1995                    $5,554,874  $(75,362)                      $(1,045,007)  $4,460,540
Payment of notes
  receivable                          11,434                                         11,434
Conversion of shares             2                                                       -0-
Exercise of options        113,575                                                  113,800
Issuance of stock
  for obligations in
  lieu of cash              36,184                                                   36,250
Exercise of bridge
  loan warrants            153,617                                                  153,952
Sale of stock in
  connection with
  private placement      1,970,063                                                1,975,000
Costs related to
  private placement       (442,395)                                                (442,395)
Exercise of IPO
warrants                   137,785                                                  138,000
Issuance of shares
  with acquisitions        392,678                                                  393,548
Exercise of private
  placement warrants       149,625                                                  150,000
Amount paid for
  options, not yet
  issued                     9,375                                                    9,375
Compensatory stock
  options                    3,000                                                    3,000
Net loss, year ended
  June 30, 1996                                                       (585,315)    (585,315)
                         _________   _______    _______ _________   ___________    _________
Balance - June 30,
1996                     8,078,383   (63,928)                       (1,630,322)   6,417,189
Costs related to
  private placements      (141,295)                                                (141,295)
Issuance of shares
  with acquisitions        838,524                                                  840,819
Exercise of options         59,709                                                   59,844
Payment of notes
  receivable                   662                                                      662
Conversion of shares                                                                    -0-
Issuance of employee
  shares stock
  purchase plan             30,530                                                   30,624
Issuance of shares
  in connection with
  consulting agreement      79,800                                                   80,000
Issuance of warrants
  with convertible
  debentures               125,000                                                  125,000
Cancellation of
  notes receivable                    37,818    8,656 $(37,818)                          -0-
Payment of notes
  receivable                          25,448                                         25,448
Issuance of
  preferred stock          999,990                                                1,000,000
Adjustment related
  to beneficial
  conversion
  feature of
  convertible preferred
  stock
  and convertible
  debentures               330,284                                    (200,000)     130,284
Conversion of
preferred stock             (2,295)                                                      -0-
Dividend on
preferred stock                                                         (4,330)      (4,330)
Net loss, year ended
June 30, 1997                                                       (2,839,664)  (2,839,664)
                       ____________ _________  _______ _________    ___________     __________
Balance - June 30,
  1997                 $10,398,630      -0-     8,656  $(37,818)   $(4,674,316)  $5,724,518

            See notes to financial statements                              F-5

PHC, INC.  AND SUBSIDIARIES                                 Year Ended
                                                             June 30,
                                                            ____________
                                                        1997            1996
                                                    __________________________
Consolidated Statements of Cash Flows

Cash flows from operating activities:
  Net loss                                          $ (2,839,664)   $ (585,315)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Deferred tax benefit                                              (418,137)
    Depreciation and amortization                       679,248        554,025
    Beneficial conversion feature of
     convertible debt                                   130,284
    Compensatory stock options and stock and warrants
      issued for obligations                            205,000         39,250
    Changes in:
      Accounts receivable                            (1,649,303)    (2,985,052)
      Prepaid expenses and other current assets        (309,188)       (69,978)
      Other assets                                      113,419       (107,711)
      Net assets of operations held for sale             56,682        106,886
      Accounts payable                                1,044,282      1,414,089
      Accrued expenses and other liabilities           (167,763)       295,475
                                                     ___________    ___________

             Net cash used in operating activities   (2,737,003)    (1,756,468)
                                                     ___________    ___________
Cash flows from investing activities:
    Acquisition of property and equipment
      and intangibles                                  (895,914)    (1,557,419)
    Loan receivable                                  (3,063,177)       (17,462)

             Net cash used in investing activities   (3,959,091)    (1,574,881)

Cash flows from financing activities:
    Revolving debt, net                               1,789,981
    Proceeds from borrowings                          2,749,505      2,043,748
    Payments on debt                                   (696,886)      (402,828)
    Deferred financing costs                             21,498       (711,960)
    Issuance of capital stock                           944,173      2,109,166
    Convertible debt                                  2,500,000
                                                      _________      __________
         Net cash provided by financing activities    7,308,271      3,038,126
                                                      _________      __________

    Net increase (decrease) in cash and cash
      equivalents                                       612,177       (293,223)
    Beginning balance of cash and cash equivalents      293,515        586,738

    Ending balance of cash and cash equivalents     $   905,692    $   293,515
                                                    ___________    ___________
    Supplemental cash flow information:
      Cash paid during the year for:
        Interest                                    $ 1,933,133    $   779,898
        Income taxes                                $    86,414    $   187,120

    Supplemental disclosures of noncash investing
      and financing activities:
      Stock issued for acquisitions of equipment
        and services                                $   840,819    $   393,548
      Note payable due for litigation
        settlement                                                 $   225,000
      Capital leases                                $   284,048    $    94,699
      Conversion of preferred stock                 $   500,000
      Beneficial conversion feature of preferred
        stock                                       $   200,000

        See notes to financial statements                                  F-6

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and consolidation:
PHC,  Inc.  ("PHC")  operates  substance  abuse  treatment  centers in several locations in the United States, a nursing home in Massachusetts, a psychiatric hospital in Michigan and psychiatric outpatient facilities in Nevada, Kansas and Michigan. PHC, Inc. also manages a psychiatric practice in New York, operates an outpatient facility through a physicians practice, and operates behavioral health centers through its newest acquisitions. PHC of Utah, Inc. ("PHU"), PHC of Virginia, Inc. ("PHV") and PHC of Rhode Island, Inc. ("PHR") provide treatment of addictive disorders and chemical dependency. PHC of Michigan, Inc. ("PHM") provides inpatient and outpatient psychiatric care. PHC of Nevada, Inc. ("PHN") and PHC of Kansas, Inc. ("PHK") provide psychiatric treatment on an outpatient basis. North Point-Pioneer, Inc. ("NPP") operates six outpatient behavioral health centers under the name of Pioneer Counseling Centers. Behavioral Stress Centers, Inc. ("BSC") provides management and administrative services to psychotherapy and psychological practices (see Note L). Pioneer Counseling of Virginia, Inc. ("PCV'), an 80% owned subsidiary provides outpatient services through a physicians practice (see Note L). Quality Care Centers of Massachusetts, Inc. ("Quality Care") operates a long-term care facility known as the Franvale Nursing and Rehabilitation Center. STL, Inc. ("STL") operated day care centers (see Note J). The consolidated financial statements include PHC and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

For the year ended June 30, 1996, the Company incurred start-up costs related to an addition at Quality Care prior to obtaining a license to admit patients. These costs, amounting to $128,313, are included in other expense in the accompanying statement of operations under the caption "Start-up Costs".

During the year ended June 30, 1997, the Company recorded an increase in its accounts receivable reserve, a substantial portion of the increase was recorded in the fourth fiscal quarter. The Company is currently reviewing these adjustments to determine if some of these adjustments should have been made in prior fiscal quarters.

Revenues and accounts receivable:

Patient care revenues are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts accrued and subsequent settlements are recorded in operations in the year of settlement.

A substantial portion of the Company's revenue at the Franvale Nursing and Rehabilitation Center is derived from patients under the Medicaid and Medicare programs. There have been, and the Company expects that there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement, as well as reimbursement from certain private payor sources for both Franvale and substance abuse treatment center services. The Company cannot predict at this time whether any of these proposals will be adopted or, if adopted and implemented, what effect such proposals would have on the Company.

Medicaid reimbursements are currently based on established rates depending on the level of care provided and are adjusted prospectively at the beginning of each calendar year. Medicare reimbursements are currently based on provisional rates that are adjusted retroactively based on annual calendar cost reports filed by the Company with Medicare. The Company's calendar year cost reports to Medicare are routinely audited on an annual basis. The Company periodically reviews its provisional billing rates and provides for estimated Medicare adjustments. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
Revenues and accounts receivable: (continued)
The Company has $1,787,000 receivables, from Medicaid and Medicare, at June 30, 1997, which constitutes a concentration of credit risk should Medicaid and Medicare defer or be unable to make reimbursement payments as due.

Charity care amounted to approximately $725,000 and $865,000 at June 30, 1997 and 1996, respectively and is classified as patient care revenue and an equal amount of cost is charged to patient care expenses in the statements of operations.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated and straight-line methods. The estimated useful lives are as follows:

                                                        Estimated
              Assets                                   Useful Life
              _______                               __________________
               Buildings                            20 through 39 years
               Furniture and equipment               3 through 10 years
               Motor vehicles                        5 years
               Leasehold improvements               Term of lease

Other assets:

Other assets represent deposits, deferred expenses and covenants not to compete. Covenants not to compete are amortized over the life of the underlying agreement using the straight line method.

Goodwill, net of accumulated amortization:

The excess of the purchase price over the fair market value of net assets acquired are being amortized on a straightline basis over their estimated useful lives, generally twenty years.

Loss per share:

Net loss per share is based on the weighted average number of shares of common stock outstanding during each period excluding Class C common shares held in escrow. Common stock equivalents have been excluded since they are antidilutive.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE A-THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTIN POLICIES (CONTINUED)

Cash equivalents:

     Cash equivalents are short-term highly liquid investments with original maturities of less than three months.

Fair value of financial instruments:
     The carrying amounts of cash, trade receivables, other current assets, accounts payable, notes payable and accrued expenses approximate fair value.

Impairment of long-lived assets:

     During the year ended June 30, 1997 the Company wrote-off the carrying value of the goodwill for one of its subsidiaries in the amount of approximately $50,000.

Stock-based compensation:

     The Company accounts for its employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company adopted the disclosure only alternative in fiscal year 1997 which requires disclosure of the pro forma effects on loss and loss per share as if SFAS No. 123 had been adopted, as well as certain other information.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment is comprised as follows:

                                                            June 30,
                                                            ________
                                                        1997       1996
                                                      _____________________

              Land                                   $ 302,359  $ 251,759
              Buildings                              7,854,419  7,338,838
              Furniture and equipment                1,760,359  1,404,716
              Motor vehicles                            50,889     50,889
              Leasehold improvements                   385,543    301,067
                                                    __________  __________

                                                    10,353,569  9,347,269
              Less accumulated depreciation
              and amortization                       1,945,358  1,463,206
                                                    __________  __________
                                                    $8,408,211 $7,884,063
                                                    __________  __________


  NOTE C - LONG-TERM DEBT

     At June 30, 1996, the Company had substantially completed an addition and renovation to the Quality Care facility in which 37 new beds were added. The Company financed this addition and renovation through the United States Department of Housing and Urban Development ("HUD"). At June 30, 1997 and June 30, 1996 unamortized deferred financing costs related to the construction note payable totalled $690,750 and $711,960, respectively, and are being amortized over the life of the note. Interest costs capitalized in conjunction with the construction approximated $65,250.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, l997 and 1996

NOTE C - LONG-TERM DEBT (CONTINUED)

Long-term debt is summarized as follows:
                                                               June, 30,
                                                               _________
                                                           1997         1996
                                                       ______________________
Note payable with interest at 9% requiring monthly
  payments of $1,150 through May 2001                    $44,816       $58,154
Note payable due in monthly installments of $2,000
  including imputed interest at 8% through April 1,
  1999                                                    40,574        60,163
9% mortgage note due in monthly installments of $4,850
  through July 1, 2012, when the remaining principal
  balance is payable                                     492,996       505,485
Note payable due in monthly installments of $21,506
  including interest at 10.5% through November 1, 1999,
  collateralized by all assets of PHN and certain
  receivables                                             547,092      735,213
Construction obligations:
  Construction note payable collateralized by real
    estate and insured by HUD due in monthly installments
   of $53,635, including interest at 9.25%, through
   December 2035                                        6,757,422    6,301,986
  Other construction obligations to be added to note
   payable                                                             344,802
Note payable to a former vendor, payable in monthly
  installments of $19,728 including interest at 9.5%                   152,353
Note payable due in monthly installments of $26,131
  including interest at 11.5% through June 2000 when
  the remaining principal balance is payable,
  collateralized by all assets of NPP (see Note L)        818,371
Note payable due in monthly installments of $5,558
  including interest at 9.25% through May 2012 when
  the remaining principal balance is payable,
  collateralized by the real estate                       538,605
Term mortgage note payable with interest only payments
  through March 1998 principal due in monthly
  installments of $9,167 beginning April 1998 through
  February 2001, a balloon payment of approximately
  $780,000 plus interest is due March 2001, interest
  at prime plus 5% (13.5% at June 30, 1997)
  collateralized by all assets of PHM                   1,100,000
                                                       __________    __________
                                                       10,339,876    8,158,156
          Less current maturities                         580,275      403,894
                                                       __________    __________
          Noncurrent maturities                        $9,759,601   $7,754,262
                                                       __________    __________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE C - LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt are as follows as of June 30, 1997:

                 Year Ending
                   June 30,                                   Amount
                 ___________                               ___________
                 1998                                       $580,275
                 1999                                        692,681
                 2000                                        583,450
                 2001                                      1,388,742
                 2002                                         48,624
                 Thereafter                                7,046,104

                                                         $10,339,876

     In 1997, the Company issued 7% convertible debentures due December 31, 1998 in the aggregate principal amount of $3,125,000. The number of shares of Class A common stock into which the debentures may be converted is determined by dividing the principal amount to be converted by the conversion price. The conversion price is equal to 94% of the average closing bid price of the Class A common stock as reported by NASDAQ for the five trading days immediately preceding the date of conversion. The beneficial conversion feature, valued at $130,284, was recorded as additional interest. In addition, on March 31, 1997 the Company issued warrants to the debenture holders as compensation for amending the debenture agreement to allow for a later filing of the Registration Statement which was originally required to be filed in December 1996. The warrants provide for the purchase of 150,000 shares of Class A common stock at $2.00 per share and expire in 2003. The warrants were valued at $125,000. Subsequent to June 30, 1997, all of the convertible debentures were converted into 1,331,696 shares of Class A common stock.

     The Company has entered into a revolving credit note and a secured note with maximum advances of $1,500,000 and $1,000,000, respectively. Advances are made based on a percentage of accounts receivable and principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime plus 2.25% (10.75% at June 30, 1997). These agreements expire on February 1999 and July 1998, respectively, automatically renewable for one-year periods thereafter unless terminated by either party. Upon expiration, all remaining principal and interest is due. The notes are collateralized by substantially all of the assets of the Company's subsidiaries.

NOTE D - CAPITAL LEASE OBLIGATION

     At June 30, 1997, the Company is obligated under various capital leases for equipment and real estate providing for monthly payments of approximately $31,000 for fiscal 1998 and terms expiring from December 1997 through February 2014. The carrying value of assets under capital leases is as follows:

                                                               June 30,
                                                              _________
                                                          1997         1996
                                                       _______________________

       Building                                        $1,477,800  $1,477,800
       Equipment and improvements                         485,004     214,754
       Less accumulated depreciation and                 (501,732)   (400,768)
       amortization

                                                       $ 1,461,07   1,291,786
                                                       __________   __________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE D - CAPITAL LEASE OBLIGATION (CONTINUED)

     Future minimum lease payments under the terms of the capital lease agreements are as follows at June 30, 1997:

       Year Ending
        June 30,                                        Real
                                       Equipment       Property        Total
       ____________                   __________     __________     __________
       1998                             $140,307      $ 231,000       $371,307
       1999                              117,083        239,000        356,083
       2000                               95,121        259,248        354,369
       2001                               70,828        272,208        343,036
       2002                               13,557        295,188        308,745
       Thereafter                                     4,641,341      4,641,348
                                      __________     __________      __________

       Total future minimum lease        436,896      5,937,992      6,374,888
       payments
       Less amount representing
       interest                           83,804      4,556,574      4,640,378
                                      __________     __________      __________
       Present value of future
         minimum lease payments          353,092      1,381,418      1,734,510
       Less current portion              102,632         37,316        139,948
                                      __________     __________      __________
       Long-term obligations under
       capital lease                    $250,460     $1,344,102     $1,594,562
                                      __________     __________      __________

     The Company has an irrevocable option to purchase the real property noted above for $1,150,000 on March 1, 1998 or $1,100,000 on March 1, 1999 or any
subsequent March 1 through the end of the lease.

NOTE E - NOTES PAYABLE - RELATED PARTIES

Related party debt is summarized as follows:
                                                              June 30,
                                                              ________
                                                         1997        1996
                                                       _______________________
Note payable, President and principal stockholder,
interest at 8%, due in installments through 1998       $55,296     $ 78,996
Notes payable, other related parties, interest at
12% and payable on demand                               20,000       24,998
                                                      ________     ________
                                                        75,296      103,994

Less current maturities                                 51,600       56,600
                                                       ________     ________
                                                       $23,696       47,394
                                                       ________     ________

Maturities of related party debt are as follows at June 30, 1997:

                 Year Ending
                  June 30,                           Amount
                 ___________                      ___________
                    1998                            $51,600
                    1999                             23,696
                                                  __________
                                                    $75,296
                                                  __________

     Related party interest on notes receivable related to the purchase of Class A common stock approximated $1,699 and $4,295 for the years ended June 30, 1997 and 1996, respectively.
                                                                            F-12

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE F - INCOME TAXES

     The Company has the following deferred tax assets included in the accompanying balance sheets:
                                                               Year Ended
                                                                 June 30,
                                                               ____________
                                                              1997      1996
                                                         ___________   ________
      Temporary differences attributable to:
         Allowance for doubtful accounts                  $1,007,000  $ 510,000
         Depreciation                                        147,000    154,700
         Other                                                 3,000      5,300
      Operating loss carryforward                            340,000
                                                         ___________   ________

        Total deferred tax asset                           1,497,000    670,000

      Less:
         Valuation allowance                                (827,000)
         Current portion                                    (515,300)  (515,300)
                                                         ___________   ________

           Long-term portion                                $154,700   $154,700
                                                         ___________   ________

The Company had no deferred tax liabilities at June 30, 1997 and 1996.

Income tax expense (benefit) is as follows:
                                                                 YearEnded
                                                                  June 30,
                                                               ____________
                                                              1997       1996
                                                           __________ _________
          Deferred income taxes benefit                               $(418,137)
          Current income taxes                              $197,311    206,546
                                                           __________ _________
                                                            $197,311  $(211,591)
                                                           __________ _________

     Reconciliations of the statutory U.S. Federal income taxes based on a rate of 34% to actual income taxes is as follows:
                                                                 YearEnded
                                                                  June 30,
                                                               ____________
                                                              1997       1996
                                                           __________ _________
          Income tax benefit at statutory rate             $(898,400) $(271,000)
          Increase in valuation allowance                    827,000
          Increase due to nondeductible items, primarily
             penalties and travel and entertainment
             expenses                                         12,000     12,100
          Other                                               59,400    (33,541)
                                                           __________ _________

                                                           $ 197,311  $(211,591)
                                                           __________ _________

     The  Company  has  a  net   operating   loss   carryforward   amounting  to
approximately $994,000 which expires at various dates through 2012.

     Subsequent to June 30, 1997, the Company may be subject to Internal Revenue Code provisions which limit the loss carryforward available for use in any given year.
                                                                            F-13

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

     The Company leases office and treatment facilities and furniture and equipment under operating leases expiring on various dates through January 2003. Rent expense for the years ended June 30, 1997 and 1996 was approximately $752,000 and $450,000, respectively. Minimum future rental payments under noncancelable operating leases, having remaining terms in excess of one year as of June 30, 1997 are as follows:

             Year Ending
             June 30,                                           Amount
            _____________                                     __________
             1998                                             $ 688,105
             1999                                               441,833
             2000                                               297,780
             2001                                               202,876
             2002                                                93,450
             Thereafter                                         136,864
                                                            ____________

                                                             $1,860,908
                                                            ____________
Litigation:

     The Company is involved in litigation related to the use of its trademark name, PIONEER HEALTHCARE, in an action pending before a federal court. If the Company were required to discontinue using the PIONEER HEALTHCARE mark, the costs and/or monetary damages related to the litigation involved could have an adverse effect on the Company's financial performance.

NOTE H - STOCK PLANS

[1]  Stock plans:

     The Company has three stock plans: a stock option plan, an employee stock purchase plan and a nonemployee directors' stock option plan.

     The stock option plan provides for the issuance of a maximum of 300,000 shares of Class A common stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A common stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options.

     The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. A maximum of 1 00,000 shares may be issued under this plan.

     Also in October 1995, the Company adopted a nonemployee directors' stock option plan that provides for the grant of nonstatutory stock options automatically at the time of each annual meeting of the Board. Through June 30, 1997, options for 1 1,500 shares were granted under this plan. A maximum of 30,000 shares may be issued under this plan. Each outside director shall be granted an option to purchase 2,000 shares of Class A

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30,1997 and 1996

NOTE H - STOCK PLANS (CONTINUED)

[1]  Stock plans: (continued)

     common stock at fair market value, vesting 25% immediately and 25% on each of the first three anniversaries of the grant.

     In February 1997, all 95,375 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations.

     Under the above plans 179,198 shares are available for future grant or purchase.

     The Company had the following activity in its stock option plans for fiscal 1997 and 1996:

                                                 Number       Weighted-Average
                                                  of           Exercise Price
                                                 Shares          Per Share
                                                _________     ________________
               Option plans:
               Balance - June 30, 1995           92,000             $5.10
               Granted                           46,500             $6.20
               Cancelled                         (1,250)            $5.00
               Exercised                        (22,500)            $5.06
                                               _________
               Balance - June 30, 1996          114,750             $5.56
               Granted                          125,500             $4.56
               Repriced options:
                 Original                       (95,375)            $5.99
                 Repriced                        95,375             $3.50
               Cancelled                        (21,400)            $6.05
               Exercised                        (13,475)            $5.16
                                               _________
               Balance - June 30, 1997          205,375             $4.27
                                               _________

     Options for 89,250 shares are exercisable as of June 30, 1997 at exercise prices ranging from $2.87 to $6.63 and a weighted-average exercise price of approximately $3.71 per share, with a weighted-average remaining contractual life of approximately three years.

     The exercise prices of options outstanding at June 30, 1997 range from $2.87 to $6.63 per share and have a weighted-average exercise price of approximately $3.07 per share, with a weighted-average remaining contractual life of approximately four years.

(2)     Stock-based compensation:

     The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. There was no compensation expense recognized in 1997 or 1996. If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted, consistent with the method prescribed by SFAS No. 123, net loss per share would have been changed to the pro forma amounts indicated below:

                                                      Year Ended
                                                       June 30,
                                                     ___________
                                              1997               1996
                                           ______________________________

       Net loss         As reported        $(2,839,664)       $(585,315)
                        Pro forma           (2,893,272)        (610,497)
       Net loss per     As  reported
        share                                   $(0.87)          $(0.22)
                        Pro forma                (0.88)           (0.23)

PHC, INC.AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE H - STOCK PLANS (CONTINUED)

[2]  Stock-based compensation: (continued)

     The fair value of the Company's stock options used to compute pro forma net loss and net loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996: dividend yield of 0%; expected volatility of 30%; a risk-free interest rate of between 5% and 7%; and an expected holding period of five years.

     The per share weighed-average grant-date fair value of options granted during the years ended June 30, 1997 and 1996 was $3.44 and $2.07, respectively.

NOTE I - SEGMENT INFORMATION

     The Company's continuing operations are classified into two primary business segments: substance abuse/psychiatric services and long-term care.

                                                        Year Ended
                                                          June 30,
                                                       _____________
                                                      1997       1996
                                                  ___________________________
                Revenue:
                  Substance abuse/psychiatric
                    services                     $20,700,616   $16,525,672
                  Long-term care                   5,306,717     5,043,922
                  Other                              629,761       233,164
                  Management fees                    597,278
                                                ____________   ____________
                                                 $27,234,372   $21,802,758
                                                ____________   ____________
                Income (loss) from operations:
                  Substance abuse/psychiatric
                    services                     $  627,341     $1,024,245
                  Long-term care                 (1,447,468)      (826,463)
                  Other (PDSS)                      305,321         86,757
                  General corporate                (427,272)      (180,966)
                  Interest and other income expense,
                    net                          (1,700,275)      (900,479)
                                                ____________   ____________
                Loss before income taxes        $(2,642,353)   $  (796,906)
                                                ____________   ____________
                Depreciation and amortization:
                  Substance abuse/psychiatric
                    services                     $  449,641    $   349,437
                  Long-term care                    210,130        176,450
                                                ____________   ____________
                  General corporate                  19,477         28,138
                                                 $  679,248    $   554,025
                                                ____________   ____________
                Capital expenditures:
                  Substance abuse/psychiatric
                    services                     $  729,661   $   233,466
                  Long-term care                    213,489       982,978
                  General corporate                  63,150        16,583
                                                ____________   ____________
                                                 $1,006,300   $ 1,233,027
                                                ____________   ____________
                Identifiable assets:
                  Substance abuse/psychiatric
                    services                    $18,352,342   $10,877,197
                  Long-term care                  7,437,633     8,619,133
                  General corporate               2,070,834     1,264,205

                  Net assets of operations held
                   for sale                                        56,682
                                                ____________   ____________
                                                 27,860,809   $20,817,217
                                                ____________   ____________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE J - OPERATIONS HELD FOR SALE

     The Company has  systematically  phased out its day care center  operations
(STL). At June 30, 1996, the Company had net assets relating to its day care centers amounting to approximately $57,000, which primarily represented the depreciated cost of one remaining real estate parcel. The parcel was sold in October 1996 at a gain of approximately $38,000.


NOTE K - CERTAIN CAPITAL TRANSACTIONS

     In addition to the outstanding options under the Company's stock plans (Note H), the Company has the following options and warrants outstanding at June 30, 1997:
                               Number of          Exercise         Expiration
  Description                 Units/Shares         Price             Date
  _____________________________________________________________________________
  Bridge warrants                 5,024 units   $4.38 per unit   September 1998
  Unit purchase option          148,171 units   $5.91 per unit   March 1999
  IPO warrants                1,681,832 shares  $6.29 per share  March 1999
  Private placement warrants    715,682 shares  $3.93 per share  January 1999
  Bridge warrants                34,710 shares  $7.39 per share  March 1999
  Warrant for services           25,000 shares  $6.88 per share  October 2001
  Warrant for services            3,093 shares  $3.39 per share  February 2002
  Consultant warrant
    (see below)                 160,000 shares  $2.62 per share  March 2002
  Convertible debenture warrants
  (Note C)                    150,000 shares    $2.00 per share  March 2002
  Preferred stock warrant     50,000 shares     $2.75 per share  June 2000

     Each unit consists of one share of Class A common stock and a warrant to purchase one share of Class A common stock at $7.50 per share.

     In June 1997, the Company received $1,000,000 in exchange for the issuance of Series A convertible preferred stock and warrants to purchase 50,000 shares of Class A common stock. The warrants are exercisable at $2.75 per share and expire in 2000. The warrants were valued at $30,000. The number of shares of Class A common stock into which the preferred stock may be converted is equal to 80% of the closing bid price of the Class A common stock as reported by NASDAQ for the five trading days immediately preceding the conversion. The beneficial conversion feature, due to the 80% discount above, valued at $200,000 was recorded as additional dividends. In June 1997, 500 shares of preferred stock were converted into 229,640 shares of Class A common stock. Subsequent to year-end the 500 remaining shares of preferred stock were converted into 246,305 shares of Class A common stock. The issuance of these securities will result in the issuance of some additional Class A common shares under existing dilution agreements with other stockholders.

     Cumulative preferred dividends are at the rate of $60 per share per year, payable quarterly. Dividends are payable in cash or in shares of preferred stock at $1,000 per share. At June 30, 1997, accrued dividends amounted to $4,330.

     Certain Consultant Warrants may be canceled if certain stock prices, as defined in the agreement, are not achieved by March 3, 1998.

     In February 1996, the Company issued, in a private placement, units comprised of 6,250 shares of Class A common stock and warrants to purchase 9,375 shares of Class A common stock. A total of 79 units, representing 493,750 shares of Class A common stock and 740,625 warrants were issued in the offering at a gross purchase price of $1,975,000. Fees and expenses payable in connection with the offering total $442,395. Subject to the terms and conditions of the applicable warrant agreement, each warrant is exercisable for one share of Class A common stock at an exercise price of $4.00, subject to adjustment upon certain events. The warrants expire in January 1999. Upon the issuance of the units described above, certain additional shares of Class A common stock or securities exercisable therefor become issuable under the antidilution provisions of certain outstanding securities of the Company.

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE K - CERTAIN CAPITAL TRANSACTIONS (CONTINUED)

     Subsequent to June 30, 1997, the Class C common stock was canceled and retired because of restrictions on the release of the stock, due to earnings targets which were not achieved.

     Subsequent to June 30, 1997, the Company issued a warrant for the purchase of 150,000 shares of common stock in exchange for services. The exercise price of the warrant is $2.50 per share and the warrant expires May 2002.

NOTE L - ACQUISITIONS

     On November 1, 1995, the Company purchased an outpatient facility located in Nevada ("PHN") which provides psychiatric services to patients. The Company acquired the tangible and intangible property owned by the seller of the business for consideration consisting of $631,000 in cash and 75,000 shares of Class A common stock of PHC, Inc. which were valued at $323,000. The purchase price was allocated as follows:

               Accounts receivable                        $231,509
               Equipment and other assets                   54,397
               Covenant not to compete                      10,500
               Goodwill                                    671,359
               Accrued benefits payable                    (13,765)
                                                       _____________
                                                          $954,000
                                                       _____________

     On March 29, 1996 PHN entered into a lease  agreement  for the real estate.
The  lease  payments,   which  increase  annually,  are  due  in  equal  monthly
installments over a
period of four years.

     On March 16, 1996, the Company purchased an outpatient facility located in Kansas ("PHK'') which provides psychiatric services to patients. The Company acquired the tangible and intangible property owned by the seller of the business for consideration consisting of 12,000 shares of Class A common stock of PHC, Inc., valued at $70,548. The purchase price was allocated as follows:

               Equipment and other assets                 $20,000
               Covenant not to compete                     10,000
               Goodwill                                    40,548
                                                        _____________
                                                          $70,548
                                                        _____________

     In connection with the acquisition, PHK entered into a lease agreement for the real estate. The lease payments, which increase annually, are due in equal monthly installments over a period of three years.

     In September 1996, the Company purchased the assets of seven outpatient behavioral health centers located in Michigan ("NPP"). The centers were purchased for $532,559 and 15,000 shares of Class A common stock of PHC, Inc. valued at $5.04 per share. The Company borrowed $900,000 (see Note C) to finance the purchase and to provide working capital for the centers. The purchase price was allocated as follows:

               Office equipment                          $ 18,000
               Covenants note-to-compete                   20,000
               Goodwill                                   597,746
               Deposits                                    15,072
               Liabilities assumed                        (42,659)
                                                       _____________
                                                         $608,159
                                                       _____________

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE L - ACQUISITIONS (CONTINUED)

     Concurrent with the asset purchase agreement, NPP entered into an employment agreement with a former owner which requires an annual salary of $150,000 and an annual bonus. The agreement is effective for four years and is automatically extended for successive one year terms unless terminated. The salary and bonus are subject to adjustment based on collected billings.

     NPP also entered into a management agreement whereby $1,500 per month would be paid for five years to the former owners.

     Subsequent to year-end, under the employment agreement, the Company issued 15,000 unregistered shares of Class A common stock.

     On November 1, 1996, BSC-NY, Inc. ("BSC"), merged with Behavioral Stress Centers, Inc., a provider of management and administrative services to psychotherapy and psychological practices in the greater New York City Metropolitan Area. In connection with the merger, the Company issued 150,000 shares of PHC, Inc. Class A common stock to the former owners of Behavioral Stress Centers, Inc. Also, in connection with the merger, another entity was formed, Perlow Physicians, P.C. ("Perlow"), to acquire the assets of the medical practices theretofore serviced by BSC. The Company advanced Perlow the funds to acquire those assets and at June 30, 1997 Perlow owed the Company $3,063,177 which includes in addition to acquisition costs, management fees of approximately $511,000 and interest on the advances of approximately $176,000. It is expected that the obligations will be paid over the next several years and accordingly, most of these amounts have been classified as noncurrent. The Company has no ownership interest in Perlow.

The purchase price of BSC was allocated as follows:

      Goodwill                            $63,600
      Equipment and other assets           20,000
                                          ________
                                          $83,600
                                          ________

     The merger agreement requires additional purchase price to be paid by BSC to the former owners of Behavioral Stress Centers, Inc. for the three years following the merger date. The additional purchase price is based on the income of BSC before taxes and is to be paid in PHC stock, at market value up to $200,000 and the balance, if any, in cash.

     BSC also entered into a management agreement with Perlow. The agreement requires Perlow to pay 25% of its practice expenses to BSC on a monthly basis over a five-year period with an automatic renewal for an additional five-year period.

     On November 1, 1996, BSC entered into a lease agreement for its facilities. The lease payments are due in equal monthly installments over a three year period with an option to extend annually for three additional years. The lease is to be paid by Perlow in accordance with the management agreement.

     On January 17, 1997, with an effective date of January 1, 1997, the Company entered into a Stock Exchange Agreement with a Virginia corporation owned by two individuals to whom the Company has an outstanding note payable. The corporation consists of private practices of psychiatry. The Stock Exchange Agreement provided that in exchange for $50,000 in cash and 64,500 shares of restricted Class A common stock, the Company received an 80% ownership interest in the Virginia corporation. The Company also paid $80,444 in legal fees in connection with the Agreement. Concurrent with the Stock Exchange Agreement the two owners of the Virginia corporation each executed Employment Agreements with the Virginia corporation to provide professional

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1997 and 1996

NOTE L - ACQUISITIONS (CONTINUED)

     services and each was granted an option to purchase 15,000 shares of Class A common stock at an exercise price of $4.87 per share. The options expire on April 1, 2002. Each agreement requires an annual salary of $200,000 and expires in five years. Further, a Plan and Agreement of Merger was executed whereby the Virginia corporation was merged into PCV.

     On January 17, 1997 PCV entered into a purchase and sale agreement with an unrelated general partnership, to purchase real estate with buildings and improvements utilized by the Virginia Corporation for approximately $600,000 of which $540,000 was paid through the issuance of a note (Note C).

     In accordance with the above agreements the purchase price was allocated as follows:

               Land                                               $ 50,600
               Building                                            540,000
               Covenant not-to-compete                              50,000
               Goodwill                                            285,038
                                                                _____________
                                                                  $925,638
                                                                _____________

     In accordance with the agreement the two owners will be paid a finders fee for all subsequently acquired medical practices within a 200 mile radius of PCV and those medical practices identified by the owners wherever the location. The finders fee is payable in Class A common stock and in cash.

     Information is not available to present pro forma financial information relating to the 1997 acquisitions. The Company has so advised the Securities and Exchange Commission and has received a no action letter with respect to this matter. Had the acquisitions made during the fiscal years ended June 30, 1996, been made as of July 1, 1995, the pro forma effect on the Company's results of operations is immaterial.

NOTE M - SALE OF RECEIVABLES

     The Company has entered into a sale and purchase agreement whereby third-party receivables are sold at a discount with recourse. The interest rate is calculated at 5.5% plus the six-month LIBOR rate which is 11.5% and 11.3% at June 30, 1997 and 1996, respectively. The amount of receivables subject to recourse at June 30, 1997 totaled approximately $577,000 and the agreement states that total sales of such outstanding receivables are not to exceed $4,000,000. Proceeds from the sale of these receivables totalled approximately $3,000,000 and $3,500,000 for the years ended June 30, 1997 and 1996, respectively. The purchase fees related to the agreement amount to approximately $127,000 and $73,720 for the years ended June 30, 1997 and 1996, respectively, and are included in interest expense in the accompanying consolidated statement of operations. The agreement expires December 31, 1997.

NOTE N - SUBSEQUENT FINANCING

     In September 1997, the Company received $500,000 in exchange for the issuance of 170,414 shares of unregistered Class A common stock.

     Also, subsequent to June 30, 1997, the Company purchased the assets of an outpatient clinic in Virginia for 26,024 shares of Class A common stock and $50,000 in cash. The clinic's operations will be included in PCV.

                                  SIGNATURES

    In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed in behalf by the undersigned, thereunto duly authorized.

                                           PHC, INC.

Date:  October 29, 1997
                                           By:  /S/ BRUCE A. SHEAR
                                           Bruce A. Shear, President
                                           and Chief Executive Officer